Financial highlights

			in / end of		% change		in / end of	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Net income (CHF million)

Net income/(loss)	(1,261)	1,215	1,302	–	–	(2,194)	7,220	–

Earnings per share (CHF)

Basic earnings per share	(1.22)	1.18	1.27	–	–	(2.13)	6.86	–

Diluted earnings per share	(1.22)	1.12	1.18	–	–	(2.13)	6.43	–

Return on equity (%)

Return on equity	(13.1)	13.2	12.4	–	–	(7.5)	22.5	–

Core Results (CHF million)

Net revenues	3,109	7,830	6,020	(60)	(48)	13,958	28,392	(51)

Provision for credit losses	131	45	4	191	–	327	37	–

Total operating expenses	5,471	6,214	4,733	(12)	16	17,125	19,410	(12)

Income/(loss) before taxes	(2,493)	1,571	1,283	–	–	(3,494)	8,945	–

Core Results statement of income metrics (%)

Cost/income ratio	176.0	79.4	78.6	–	–	122.7	68.4	–

Pre-tax income margin	(80.2)	20.1	21.3	–	–	(25.0)	31.5	–

Effective tax rate	50.6	18.9	(2.5)	–	–	40.6	18.5	–

Net income margin	(40.6)	15.5	21.6	–	–	(15.7)	25.4	–

Assets under management and net new assets (CHF billion)

Assets under management	1,370.0	1,411.9	1,571.3	(3.0)	(12.8)	1,370.0	1,571.3	(12.8)

Net new assets	1.5	14.0	(9.7)	–	–	11.3	60.9	–

Balance sheet statistics (CHF million)

Total assets	1,393,599	1,229,825	1,376,442	13	1	1,393,599	1,376,442	1

Net loans	248,659	234,731	226,959	6	10	248,659	226,959	10

Total shareholders' equity	39,023	36,848	41,965	6	(7)	39,023	41,965	(7)

Book value per share outstanding (CHF)

Total book value per share	37.47	35.99	41.12	4	(9)	37.47	41.12	(9)

Tangible book value per share [1]	26.68	25.84	30.16	3	(12)	26.68	30.16	(12)

Shares outstanding (million)

Common shares issued	1,134.2	1,174.2	1,162.2	(3)	(2)	1,134.2	1,162.2	(2)

Treasury shares	(92.8)	(150.5)	(141.6)	(38)	(34)	(92.8)	(141.6)	(34)

Shares outstanding	1,041.4	1,023.7	1,020.6	2	2	1,041.4	1,020.6	2

Market capitalization

Market capitalization (CHF million)	56,596	52,740	86,576	7	(35)	56,596	86,576	(35)

Market capitalization (USD million)	54,759	50,952	74,290	7	(26)	54,759	74,290	(26)

BIS statistics

Risk-weighted assets (CHF million) [2]	308,142	301,817	298,688	2	3	308,142	298,688	3

Tier 1 ratio (%) [2]	10.4	10.2	12.0	–	–	10.4	12.0	–

Total capital ratio (%) [2]	14.6	14.3	15.3	–	–	14.6	15.3	–

Number of employees (full-time equivalents)

Number of employees	50,300	49,000	47,200	3	7	50,300	47,200	7

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. 2 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and are therefore not comparable. For further information, refer to IV – Treasury and Risk management – Treasury management.

Dear shareholders

Brady W. Dougan, Chief Executive Officer (left), Walter B. Kielholz, Chairman of the Board of Directors.

The financial services sector witnessed unprecedented market disruption in September and extraordinary changes to the competitive landscape. These events created a very difficult operating environment, particularly in investment banking. The result in Investment Banking reflects further writedowns in our leveraged finance and structured products businesses and other losses resulting from the exceptionally adverse trading conditions in September. This led to an overall net loss for Credit Suisse in the third quarter of CHF 1.3 billion. While understandable in the context of a difficult market environment, this result is clearly disappointing.

Private Banking had strong net revenues, however, pre-tax income of CHF 789 million was impacted by provisions totaling CHF 310 million relating to auction rate securities. The strong inflow of net new assets of CHF 14.5 billion, comprising CHF 11.3 billion in Wealth Management and CHF 3.2 billion in our Swiss Corporate & Retail Banking business, underscores the trust that clients place in Credit Suisse. While trading positions in many areas of Investment Banking were negatively impacted, there was good client activity across some businesses, including global rates, foreign exchange, electronic trading and prime services, with the latter benefiting from substantial new balances. Asset Management recorded a pre-tax loss of CHF 58 million.

Consistent with our strategy, we will continue to invest in Private Banking and transform Investment Banking, reducing our overall risk and diversifying our revenue streams. Our integrated model is well suited to mastering the challenges of the new, competitive environment. In terms of cross-divisional collaboration, we are encouraged to see that integrated bank activities have contributed CHF 4.0 billion to our revenues this year to date.

We are very pleased to have reached an agreement with the Swiss Federal Banking Commission (SFBC) regarding future capital targets and leverage requirements. In October, Credit Suisse raised tier 1 capital from a small group of major investors, the largest participant being Qatar Holding LLC. This increased our tier 1 capital by approximately CHF 10 billion, taking the 10.4% tier 1 ratio as of September 30, 2008 to 13.7%, on a pro-forma basis.

We expect the market environment to remain very challenging and we are cautious with regard to the outlook for the fourth quarter. However, we believe that Credit Suisse has the right business model, strategy and – most of all – people to succeed in a changed landscape and emerge even stronger when the markets recover.

Yours sincerely

Walter B. Kielholz Brady W. Dougan
October 2008

Dear shareholders
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
II – Results by division
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
III – Overview of Results and Assets under Management
Results
Assets under Management
IV – Treasury and Risk management
Treasury management
Risk management
V – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments and subsequent events
Note 3 Segment reporting
Note 4 Net interest income
Note 5 Commissions and fees
Note 6 Other revenues
Note 7 Provision for credit losses
Note 8 Compensation and benefits
Note 9 General and administrative expenses
Note 10 Earnings per share
Note 11 Trading assets and liabilities
Note 12 Loans
Note 13 Other assets and liabilities
Note 14 Long-term debt
Note 15 Accumulated other comprehensive income
Note 16 Tax
Note 17 Employee share-based compensation and other benefits
Note 18 Pension
Note 19 Guarantees and commitments
Note 20 Variable interest entities
Note 21 Fair value of financial instruments
Note 22 Subsidiary guarantee information
Note 23 Litigation
VI – Investor information
Investor information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of around 50,300 employees from approximately 100 different nations.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients globally. We provide access to the full range of investment classes, ranging from equity and fixed income products and multi-asset class solutions to alternative investments such as private equity, real estate and hedge funds.

I – Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
The operating environment in 3Q08 deteriorated significantly from 2Q08, with an unprecedented lack of liquidity and instability in credit and financial markets and growing concern over the impact of the credit crisis on the global economy.

Economic environment
There was an extremely sharp deterioration in credit and financial markets in 3Q08. The intensifying financial market turmoil and, most notably, the unprecedented illiquidity in money markets and broader credit markets, exacerbated the slowdown in the US and other economies. The economic deceleration was evidenced by a further increase in the unemployment rate, particularly in the US, a weakening of private consumption and a general decrease in consumer confidence.

A decisive shift occurred in interest rate expectations in 3Q08. In the euro zone, sentiment changed from expected rate hikes at the beginning of the quarter to expected rate cuts by the end of the quarter. In the US, the markets expected the Federal Reserve (Fed) to hold the federal funds and discount rates steady following the substantial reductions already made. However, towards the end of the quarter the markets anticipated lower interest rates. With investors’ flight to quality, yields on US treasuries declined sharply (refer to the chart “Yield curves”), with two-year notes dropping more than 100 basis points during the quarter and three-month notes dropping to a low of 0.025%. In October, major central banks coordinated interest rate cuts, with the Fed, the Bank of England and the European Central Bank lowering rates by 50 basis points and the Swiss National Bank lowering its rates by 25 basis points.

In an attempt to stabilize global money and credit markets, central banks around the world provided large amounts of liquidity, particularly US dollars. US dollar liquidity needs triggered strong US dollar demand and helped it appreciate, particularly against the euro and the pound sterling, despite weakening fundamentals. In an environment of very high volatility, carry trades were unwound.

Equity markets continued their downward trend from 2Q08 and volatility increased dramatically. (Refer to the chart “Equity markets”.)
In 3Q08, major commodity indices lost the majority of their gains from the first half of the year. As the financial crisis started to affect the economy, global demand for commodities began to slow significantly while inventory levels increased. The price decline in commodities was reinforced by the appreciation of the US dollar and the related deleveraging in the sector.

Sector environment
The 3Q08 financial markets were some of the most challenging ever, with dysfunctional funding markets, intensified deleveraging, forced asset sales and a dramatic widening of credit spreads. High equity volatility persisted as banks, traders and investment funds continued to unwind positions and adjust to the changes in market conditions, resulting in significant declines in equity markets. The temporary restrictions imposed by market regulators on the short selling of financial institution stocks exacerbated fluctuations in those stock prices. Funding and refinancing concerns were a major issue in 3Q08, with London Interbank Offered Rate (LIBOR) rates at very high levels, representing the clear dislocations in the financial system with debt markets largely closed, and investors’ risk aversion, as demonstrated in the increase in TED spreads (refer to the chart “Money markets”). This resulted in pronounced effects on the global economy.

The intensified deterioration in credit and financial markets in 3Q08 resulted in significant events in the financial services industry, including the US government conservatorship of Fannie Mae and Freddie Mac, the bankruptcy of Lehman Brothers, Bank of America’s agreement to acquire Merrill Lynch and the Fed’s emergency loan to American International Group. There was continued consolidation among financial institutions. The Fed approved the application of Morgan Stanley and Goldman Sachs to become bank holding companies, effectively eliminating the large-scale independent investment banking model from the US financial services industry. The financial crisis spread to Europe where events included the takeover of Halifax Bank of Scotland by Lloyds TSB and major government interventions in Germany (Hypo Real Estate), Belgium, the Netherlands and Luxemburg (Dexia and Fortis), the UK (Bradford & Bingley) and Iceland (Glitnir).

In 3Q08, the US Department of the Treasury responded to significant redemption pressure in money market funds by establishing a temporary guarantee for certain US money market funds. In October, the US Congress passed legislation to facilitate the purchase of troubled assets from certain financial institutions and increased deposit guarantees. Central banks took steps to stabilize their markets by injecting liquidity and easing collateral requirements for their lending facilities. To increase confidence, many European countries issued guarantees of bank deposits and, with the US, announced plans to purchase direct equity stakes in banks.

The banking sector continued to experience further asset valuation reductions and increased credit provisions, putting significant pressure on capital levels and share prices and increasing credit spreads significantly for many financial institutions.

Regulators continued to discuss changes for the banking sector, focusing on capital, balance sheet leverage ratios and increased transparency of risk positions and off-balance sheet exposures. G-7 finance ministers and central banks reiterated their commitment to the implementation of the Financial Stability Forum recommendations to strengthen supervision and regulation.

Market activity, which is seasonally lower during the third quarter due to holiday periods, was further negatively affected by the adverse market developments. Global debt underwriting was down 61% and equity underwriting was down 53% compared to 2Q08. Completed mergers and acquisitions were up 5% and announced mergers and acquisitions were up 1% compared to 2Q08. The investment banking global fee pool, as published by the financial data provider Dealogic, was down 35% compared to 2Q08 and 32% compared to 3Q07.

The global wealth and asset management industry was further affected by the decline in investor confidence, increased risk aversion and continued deleveraging.
Market volumes (growth in %)

		Global		Europe

	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	6	(3)	1	(13)

Fixed income trading volume [2]	26	31	54	71

Announced mergers and acquisitions [3]	1	(24)	44	(33)

Completed mergers and acquisitions [3]	5	(28)	(6)	(21)

Equity underwriting [3]	(53)	(31)	(66)	(36)

Debt underwriting [3]	(61)	(31)	(61)	(30)

Syndicated lending - investment grade [3]	(12)	(30)	–	–

1 LSE, Borsa Italiana, Deutsche Börse, BME, SWX Europe, NYSE Euronext, NASDAQ 2 Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 3Q08, we recorded a net loss of CHF 1,261 million, reflecting unprecedented market disruption that adversely affected our businesses, including significant net valuation reductions in our structured products and leveraged finance businesses in Investment Banking. Private Banking demonstrated the resilience of its business in this period of market turmoil. We further reduced our risk exposures and maintained a strong capital base.

Results

			in / end of		% change		in / end of	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Statements of income (CHF million)

Net interest income	1,931	1,860	1,959	4	(1)	5,897	6,297	(6)

Commissions and fees	3,748	4,197	4,231	(11)	(11)	11,878	14,450	(18)

Trading revenues	(2,267)	900	(158)	–	–	(3,144)	6,868	–

Other revenues	(642)	1,180	810	–	–	(629)	3,884	–

Net revenues	2,770	8,137	6,842	(66)	(60)	14,002	31,499	(56)

Provision for credit losses	131	45	4	191	–	327	37	–

Compensation and benefits	2,980	4,076	2,392	(27)	25	10,320	12,751	(19)

General and administrative expenses	1,949	1,565	1,743	25	12	5,099	4,894	4

Commission expenses	568	610	667	(7)	(15)	1,802	1,918	(6)

Total other operating expenses	2,517	2,175	2,410	16	4	6,901	6,812	1

Total operating expenses	5,497	6,251	4,802	(12)	14	17,221	19,563	(12)

Income/(loss) before taxes	(2,858)	1,841	2,036	–	–	(3,546)	11,899	–

Income tax expense/(benefit)	(1,261)	297	(32)	–	–	(1,419)	1,653	–

Minority interests	(336)	329	766	–	–	67	3,026	(98)

Net income/(loss)	(1,261)	1,215	1,302	–	–	(2,194)	7,220	–

Earnings per share (CHF)

Basic earnings per share	(1.22)	1.18	1.27	–	–	(2.13)	6.86	–

Diluted earnings per share	(1.22)	1.12	1.18	–	–	(2.13)	6.43	–

Return on equity (%)

Return on equity	(13.1)	13.2	12.4	–	–	(7.5)	22.5	–

Return on tangible equity [1]	(18.2)	18.5	17.1	–	–	(10.4)	30.8	–

BIS statistics

Risk-weighted assets (CHF million) [2]	308,142	301,817	298,688	2	3	308,142	298,688	3

Tier 1 capital (CHF million) [2]	32,170	30,795	35,888	4	(10)	32,170	35,888	(10)

Total capital (CHF million) [2]	44,891	43,145	45,682	4	(2)	44,891	45,682	(2)

Tier 1 ratio (%) [2]	10.4	10.2	12.0	–	–	10.4	12.0	–

Total capital ratio (%) [2]	14.6	14.3	15.3	–	–	14.6	15.3	–

Number of employees (full-time equivalents)

Number of employees	50,300	49,000	47,200	3	7	50,300	47,200	7

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. 2 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and are therefore not comparable. For further information, refer to IV – Treasury and Risk management – Treasury management.

Results summary
In 3Q08, we recorded a net loss of CHF 1,261 million, compared to net income of CHF 1,302 million in 3Q07 and net income of CHF 1,215 million in 2Q08. Private Banking delivered strong net new assets and good net revenues in both Wealth Management and Corporate & Retail Banking. The Private Banking results included provisions relating to settlement agreements for auction rate securities (ARS) in Wealth Management. In Investment Banking, the unprecedented market disruption adversely affected most of our businesses, including our structured products and leveraged finance businesses, corporate lending business, convertibles and long/short and event and risk arbitrage strategies. However, Investment Banking reported solid results in some businesses, including global rates, foreign exchange, prime services and equity derivatives. Asset Management results reflected net valuation reductions on private equity, certain alternative investments and securities purchased from our money market funds. Our results benefited from significant fair value gains arising from widening credit spreads on Credit Suisse debt. We continued to manage down our exposures to assets most significantly impacted by the dislocation in the mortgage and credit markets and to securities purchased from our money market funds. Compensation and benefits and general and administrative expenses increased compared to 3Q07. The increased income tax benefit was primarily due to the positive impact of the geographical mix of results in 3Q08 and the recognition of a tax benefit for the current period losses. We also released valuation allowances related to prior period losses in the UK of CHF 421 million.

Diluted earnings per share in 3Q08 were a loss of CHF (1.22) compared to CHF 1.18 in 3Q07 and CHF 1.12 in 2Q08. Return on equity was (13.1)%, compared to 12.4% in 3Q07 and 13.2% in 2Q08.
Capital trends
Our capital position remained strong. Our consolidated BIS tier 1 ratio under Basel II was 10.4% as of the end of 3Q08, compared to 10.2% as of the end of 2Q08, primarily reflecting increased tier 1 capital.

At the Annual General Meeting (AGM) on May 4, 2007, the shareholders approved a share buyback program of up to CHF 8 billion, of which CHF 4.1 billion, or 52%, were repurchased as of the end of 3Q08. During 3Q08, no common shares were repurchased. In light of the current market environment, we cancelled this buyback program in October.

We announced on October 16, 2008 that we had reached an agreement with the SFBC regarding capital targets and leverage requirements. The terms of the agreement with the SFBC do not constrain the ability of Credit Suisse to buy back shares or pay dividends in the future. Consistent with the agreed requirements, we also announced that we raised approximately CHF 10 billion of tier 1 capital from a small group of investors through the sale of treasury shares and the issuance of mandatory convertible bonds and non-dilutive hybrid tier 1 securities, increasing our tier 1 ratio as of September 30, 2008, on a pro-forma basis, to approximately 13.7%.

For further information, refer to IV – Treasury and Risk management – Treasury management.
Management changes
On August 22, 2008, we announced the appointment of Hans-Ulrich Meister as CEO Switzerland, succeeding Ulrich Körner. In this role, Mr. Meister joined the Executive Board of Credit Suisse on September 1, 2008.

Core Results
Core Results include the results of our three segments and the Corporate Center. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority interests without SEI” in the “Credit Suisse and Core Results” table.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Credit Suisse and Core Results

			Core Results			Minority interests without SEI			Credit Suisse

in	3Q08	2Q08	3Q07	3Q08	2Q08	3Q07	3Q08	2Q08	3Q07

Statements of income (CHF million)

Net revenues	3,109	7,830	6,020	(339)	307	822	2,770	8,137	6,842

Provision for credit losses	131	45	4	0	0	0	131	45	4

Compensation and benefits	2,970	4,061	2,354	10	15	38	2,980	4,076	2,392

General and administrative expenses	1,933	1,543	1,712	16	22	31	1,949	1,565	1,743

Commission expenses	568	610	667	0	0	0	568	610	667

Total other operating expenses	2,501	2,153	2,379	16	22	31	2,517	2,175	2,410

Total operating expenses	5,471	6,214	4,733	26	37	69	5,497	6,251	4,802

Income/(loss) before taxes	(2,493)	1,571	1,283	(365)	270	753	(2,858)	1,841	2,036

Income tax expense/(benefit)	(1,261)	297	(32)	0	0	0	(1,261)	297	(32)

Minority interests	29	59	13	(365)	270	753	(336)	329	766

Net income/(loss)	(1,261)	1,215	1,302	0	0	0	(1,261)	1,215	1,302

Statement of income metrics (%)

Compensation/revenue ratio	95.5	51.9	39.1	–	–	–	107.6	50.1	35.0

Non-compensation/revenue ratio	80.4	27.5	39.5	–	–	–	90.9	26.7	35.2

Cost/income ratio	176.0	79.4	78.6	–	–	–	198.4	76.8	70.2

Pre-tax income margin	(80.2)	20.1	21.3	–	–	–	(103.2)	22.6	29.8

Effective tax rate	50.6	18.9	(2.5)	–	–	–	44.1	16.1	(1.6)

Net income margin	(40.6)	15.5	21.6	–	–	–	(45.5)	14.9	19.0

Remediation developments on certain internal control matters
Our remediation plan with respect to internal controls over the valuation of certain asset-backed securities (ABS) positions in the collateralized debt obligations (CDO) trading business within Investment Banking has progressed as planned. Key controls have been designed and put in place. These controls will be tested to ensure they are operating effectively as of the end of 2008. We have performed alternative procedures regarding the valuations of these positions and are confident that, as a result of the alternative procedures performed, our financial statements in this report are fairly presented in all material respects, in accordance with accounting principles generally accepted in the US.

Goodwill impairment review
The operating environment in 3Q08 was characterized by intense disruption in the credit markets, extreme volatility in equity markets and a number of significant adverse events. The financial services sector witnessed extraordinary changes to the competitive landscape, and falling share prices, especially during the end of September and beginning of October, caused the market capitalization of many financial institutions to decrease. In recognition of this situation, we have assessed whether any of our recorded goodwill was impaired.

We have assessed our current and expected results and have concluded that fair values remain above their respective carrying amounts and no goodwill impairment is required. We will continue to assess the impact of the current environment on our recorded goodwill, including in our annual goodwill impairment assessment, which occurs in 4Q08.

Core Results
In 3Q08, we recorded a net loss of CHF 1,261 million reflecting the extremely challenging operating environment. Private Banking achieved strong net new assets and good net revenues, evidencing the strength of our business in a period of unprecedented market turmoil. In Investment Banking, most of our businesses were adversely affected, including net valuation reductions in our structured products and leveraged finance businesses.

Results

					in			% change			in / end of	% change

	3Q08		2Q08		3Q07		QoQ	YoY	9M08		9M07	YoY

Statements of income (CHF million)

Net interest income	1,890		1,834		1,901		3	(1)	5,800		6,184	(6)

Commissions and fees	3,712		4,174		4,208		(11)	(12)	11,804		14,471	(18)

Trading revenues	(2,252)		891		(158)		–	–	(3,138)		6,868	–

Other revenues	(241)		931		69		–	–	(508)		869	–

Net revenues [1,2]	3,109		7,830		6,020		(60)	(48)	13,958		28,392	(51)

Provision for credit losses	131		45		4		191	–	327		37	–

Compensation and benefits	2,970		4,061		2,354		(27)	26	10,276		12,646	(19)

General and administrative expenses	1,933	[3]	1,543	[4]	1,712		25	13	5,047	[3,4]	4,846	4

Commission expenses	568		610		667		(7)	(15)	1,802		1,918	(6)

Total other operating expenses	2,501		2,153		2,379		16	5	6,849		6,764	1

Total operating expenses	5,471		6,214		4,733		(12)	16	17,125		19,410	(12)

Income/(loss) before taxes	(2,493)		1,571		1,283		–	–	(3,494)		8,945	–

Income tax expense/(benefit)	(1,261)	[5]	297		(32)	[6]	–	–	(1,419)		1,653	–

Minority interests	29		59		13		(51)	123	119		72	65

Net income/(loss)	(1,261)		1,215		1,302		–	–	(2,194)		7,220	–

Statement of income metrics (%)

Compensation/revenue ratio	95.5		51.9		39.1		–	–	73.6		44.5	–

Non-compensation/revenue ratio	80.4		27.5		39.5		–	–	49.1		23.8	–

Cost/income ratio	176.0		79.4		78.6		–	–	122.7		68.4	–

Pre-tax income margin	(80.2)		20.1		21.3		–	–	(25.0)		31.5	–

Effective tax rate	50.6		18.9		(2.5)		–	–	40.6		18.5	–

Net income margin	(40.6)		15.5		21.6		–	–	(15.7)		25.4	–

Risk metrics (CHF million)

Position risk	11,972		11,205		13,599		7	(12)	11,972		13,599	(12)

VaR (average)	164		193		95		(15)	73	–		–	–

Number of employees (full-time equivalents)

Number of employees	50,300		49,000		47,200		3	7	50,300		47,200	7

1 Includes valuation gains/(reductions) in Asset Management of CHF (36) million, CHF 79 million, CHF (146) million, CHF (523) million and CHF (146) million in 3Q08, 2Q08, 3Q07, 9M08 and 9M07, respectively, from securities purchased from our money market funds. 2 Includes combined net valuation reductions in Investment Banking of CHF 2,428 million, CHF 22 million, CHF 1,219 million, CHF 7,731 million and CHF 751 million in 3Q08, 2Q08, 3Q07, 9M08 and 9M07, respectively, relating to leveraged finance and structured products. 3 Includes ARS provisions of CHF 310 million in Private Banking and a release from the reserve for certain private litigation matters of CHF 73 million in Investment Banking in 3Q08. 4 Includes a net credit pertaining to litigation in Investment Banking of CHF 134 million in 2Q08. 5 Includes a release of valuation allowances related to prior period losses in the UK of CHF 421 million. 6 Includes previously unrecognized deferred tax assets of CHF 315 million.

Core Results include the results of our integrated banking organization and exclude revenues and expenses in respect of minority interests in which we do not have significant economic interest.
Results summary
In 3Q08, we recorded a net loss of CHF 1,261 million, compared to net income of CHF 1,302 million in 3Q07. Net revenues were CHF 3,109 million, down CHF 2,911 million, or 48%, compared to 3Q07, while total operating expenses were CHF 5,471 million, up CHF 738 million, or 16%.

Our results for 3Q08 reflected the unprecedented disruption in the credit markets. In Private Banking, we achieved strong net new assets and good net revenues, evidencing the resilience of our business in this period of market turmoil. The Private Banking results included provisions relating to settlement agreements for ARS in Wealth Management. In Investment Banking, we recorded a significant loss before taxes, including net valuation reductions in our structured products and leveraged finance businesses. Other areas negatively impacted by the turbulence in the market environment included our corporate lending business, convertibles and long/short and event and risk arbitrage strategies, which recorded significant losses. In businesses less impacted by the market disruption, including global rates, foreign exchange, prime services and equity derivatives, we reported solid results. Asset Management had a small loss before taxes, reflecting net valuation reductions on private equity, certain alternative investments and securities purchased from our money market funds. We continued to reduce our exposures to assets most significantly impacted by the dislocation in the mortgage and credit markets and to securities purchased from our money market funds. Our results included significant fair value gains of CHF 2.0 billion due to widening credit spreads on Credit Suisse debt, substantially all of which were recorded in Investment Banking.

Total operating expenses increased compared to 3Q07, reflecting higher performance-related compensation and general and administrative expenses. The increased income tax benefit was primarily due to the positive impact of the geographical mix of results in 3Q08 and the recognition of a tax benefit for the current period losses. We also released valuation allowances related to prior period losses in the UK of CHF 421 million.

Assets under management were CHF 1,370.0 billion as of the end of 3Q08, a decrease of CHF 41.9 billion, or 3.0%, compared to the end of 2Q08, reflecting adverse market movements, partially offset by favorable foreign exchange-related movements. We had net new assets of CHF 1.5 billion, primarily reflecting inflows of CHF 14.5 billion in Private Banking (CHF 11.3 billion in Wealth Management and CHF 3.2 billion in Corporate & Retail Banking) and outflows of CHF 16.5 billion in Asset Management.

Risk trends
In 3Q08, our overall position risk, measured on the basis of our economic risk capital model, increased 7% compared to 2Q08, mainly driven by the appreciation of the US dollar against the Swiss franc. Excluding this US dollar translation impact, position risk decreased 2%. Average Value-at-Risk (VaR) for the Group’s trading books decreased to CHF 164 million compared to CHF 193 million in 2Q08.

For further information on risk trends, refer to IV – Treasury and Risk management – Risk management.
Fair valuations
Fair value is considered the most relevant measurement for financial instruments as it provides more transparency than a historical cost-based model valuation and aligns the accounting for these financial instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 21 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and certain listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high-yield debt securities, distressed debt securities, certain OTC derivatives, certain CDOs, certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments.

As of the end of 3Q08, 57% and 41% of our total assets and total liabilities, respectively, were measured at fair value. As of the end of 3Q08, 7% and 2% of total assets and total liabilities were recorded as level 3, respectively, compared to 7% and 3%, respectively, as of the end of 2Q08. As of the end of 3Q08, 12% and 6% of those assets and liabilities measured at fair value were recorded as level 3, respectively, compared to 13% and 6%, respectively, as of the end of 2Q08.

While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. The total assets recorded as level 3 were stable on a Swiss franc basis. Excluding the US dollar translation impact, level 3 assets declined, primarily due to decreased derivatives in the energy business, and decreases in commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS). The total of level 3 assets at the end of 3Q08 included primarily internally managed private equity funds, equity derivatives, RMBS, CDOs and CMBS. Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products, which were extremely volatile during 3Q08, particularly in September. Consideration of these indices has become more significant in our valuation techniques as the market for these products has become less active.

For a description of our valuation techniques, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007. There were no changes to our valuation techniques from those described in our annual report.

For all transfers to level 3, we determine and disclose as level 3 events any gains or losses as measured from the first day of the reporting period, even if the transfer occurred subsequent to the first day of the reporting period. For all transfers out of level 3, we determine and disclose as level 3 events any gains or losses through the last day of the reporting period, even if the transfer occurred prior to the last day of the reporting period. We believe this provides greater transparency over the financial impact of our level 3 assets and liabilities. We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition.

For further information, refer to II – Results by division – Investment Banking – Impact on results of the events in the mortgage and credit markets.
Core Results reporting by division

			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Net revenues (CHF million)

Wealth Management	2,137	2,278	2,344	(6)	(9)	6,728	7,107	(5)

Corporate & Retail Banking	1,011	987	981	2	3	3,040	2,937	4

Private Banking	3,148	3,265	3,325	(4)	(5)	9,768	10,044	(3)

Investment Banking	(515)	3,740	2,097	–	–	2,736	16,217	(83)

Asset Management	453	739	594	(39)	(24)	1,255	2,223	(44)

Corporate Center	23	86	4	(73)	475	199	(92)	–

Net revenues	3,109	7,830	6,020	(60)	(48)	13,958	28,392	(51)

Provision for credit losses (CHF million)

Wealth Management	3	0	(1)	–	–	7	1	–

Corporate & Retail Banking	10	(5)	(16)	–	–	(4)	(54)	(93)

Private Banking	13	(5)	(17)	–	–	3	(53)	–

Investment Banking	119	50	20	138	495	325	90	261

Asset Management	0	0	0	–	–	0	0	–

Corporate Center	(1)	0	1	–	–	(1)	0	–

Provision for credit losses	131	45	4	191	–	327	37	–

Total operating expenses (CHF million)

Wealth Management	1,745	1,448	1,445	21	21	4,642	4,217	10

Corporate & Retail Banking	601	602	608	0	(1)	1,790	1,771	1

Private Banking	2,346	2,050	2,053	14	14	6,432	5,988	7

Investment Banking	2,591	3,409	2,071	(24)	25	8,815	11,629	(24)

Asset Management	511	572	549	(11)	(7)	1,614	1,622	0

Corporate Center	23	183	60	(87)	(62)	264	171	54

Total operating expenses	5,471	6,214	4,733	(12)	16	17,125	19,410	(12)

Income before taxes (CHF million)

Wealth Management	389	830	900	(53)	(57)	2,079	2,889	(28)

Corporate & Retail Banking	400	390	389	3	3	1,254	1,220	3

Private Banking	789	1,220	1,289	(35)	(39)	3,333	4,109	(19)

Investment Banking	(3,225)	281	6	–	–	(6,404)	4,498	–

Asset Management	(58)	167	45	–	–	(359)	601	–

Corporate Center	1	(97)	(57)	–	–	(64)	(263)	(76)

Income/(loss) before taxes	(2,493)	1,571	1,283	–	–	(3,494)	8,945	–

Core Results reporting by region

			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Net revenues (CHF million)

Switzerland	2,615	2,479	2,488	5	5	7,657	7,702	(1)

EMEA	415	1,092	1,999	(62)	(79)	2,613	8,751	(70)

Americas	(241)	3,648	740	–	–	2,085	9,013	(77)

Asia Pacific	297	525	789	(43)	(62)	1,404	3,018	(53)

Corporate Center	23	86	4	(73)	475	199	(92)	–

Net revenues	3,109	7,830	6,020	(60)	(48)	13,958	28,392	(51)

Income before taxes (CHF million)

Switzerland	1,217	1,049	1,048	16	16	3,484	3,498	0

EMEA	(1,208)	(1,097)	488	10	–	(2,801)	2,605	–

Americas	(2,161)	1,905	(508)	–	325	(3,625)	2,037	–

Asia Pacific	(342)	(189)	312	81	–	(488)	1,068	–

Corporate Center	1	(97)	(57)	–	–	(64)	(263)	(76)

Income/(loss) before taxes	(2,493)	1,571	1,283	–	–	(3,494)	8,945	–

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Results detail
The following provides a comparison of our 3Q08 results versus 3Q07 (YoY) and versus 2Q08 (QoQ).
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

YoY: Down 48% from CHF 6,020 million to CHF 3,109 million
Net revenues declined in all three divisions compared to 3Q07.
In Private Banking, net revenues were down 5%. Net interest income increased 5%. Total non-interest income decreased 12%, mainly as a result of reduced transaction-based revenues from very low client activity and lower asset-based commissions and fees, reflecting the decline in average assets under management.

In Investment Banking, net revenues were negative due to the widespread market disruption that adversely affected most of our businesses. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 2,428 million in 3Q08, compared to net valuation reductions of CHF 1,219 million in 3Q07. Other areas were negatively impacted by the turbulence in the market environment, including losses of CHF 922 million in our corporate lending business, losses of CHF 706 million in convertibles, losses of CHF 469 million in long/short and CHF 140 million in event and risk arbitrage strategies. In businesses less impacted by the market disruption, including global rates, foreign exchange, prime services and equity derivatives, we reported solid results. The 3Q08 results also reflected fair value gains of CHF 1,876 million on Credit Suisse debt compared to fair value gains of CHF 622 million in 3Q07.

In Asset Management, net revenues were down 24%, primarily reflecting net valuation reductions on private equity and certain alternative investments and a significant decline in average assets under management, partly offset by lower allocated costs and lower net valuation reductions on securities purchased from our money market funds. Private equity and other investment-related losses were CHF 109 million, compared to gains of CHF 59 million in 3Q07. Asset management and administrative fees were higher for alternative investments across most strategies.

QoQ: Down 60% from CHF 7,830 million to CHF 3,109 million
In Private Banking, net revenues were down 4%. Net interest income was stable, and total non-interest income decreased 6%, mainly due to semi-annual performance-related fees in 2Q08 and a significant decline in transaction-based fees.

In Investment Banking, revenues were lower in most businesses, including the significant losses in our corporate lending business, convertibles and long/short and event and risk arbitrage strategies. Net revenues also reflected fair value gains on Credit Suisse debt of CHF 1,876 million compared to fair value losses of CHF 503 million in 2Q08.

In Asset Management, net revenues decreased, primarily reflecting the private equity and other investment-related losses in 3Q08 compared to gains of CHF 50 million in 2Q08, semi-annual performance fees in 2Q08 and net valuation reductions on securities purchased from our money market funds compared to net valuation gains in 2Q08. This was partly offset by lower allocated costs.

Provision for credit losses
YoY: Up from CHF 4 million to CHF 131 million
The increase was driven primarily by additional provisions relating to a guarantee provided in a prior year to a third-party bank by Investment Banking.
QoQ: Up from CHF 45 million to CHF 131 million
The increase was driven primarily by additional provisions relating to the third-party bank guarantee.
Operating expenses
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and share-based compensation expense from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year to be paid in cash. The portion of the performance-based compensation for the current year deferred through share-based awards is expensed in future periods. For further information, refer to Note 17 – Employee share-based compensation and other benefits in V – Condensed consolidated financial statements – unaudited.

YoY: Up 26% from CHF 2,354 million to CHF 2,970 million
A nominal performance-related compensation accrual was recorded in Investment Banking in 3Q08. The increase primarily reflected the very low performance-related compensation in Investment Banking in 3Q07 when the credit crisis began, following a record first half.

QoQ: Down 27% from CHF 4,061 million to CHF 2,970 million
The decrease was due primarily to lower performance-related compensation reflecting the negative results.
General and administrative expenses
YoY: Up 13% from CHF 1,712 million to CHF 1,933 million
The increase primarily reflected the ARS provisions of CHF 310 million in Private Banking, partly offset by a release of CHF 73 million from our reserve for certain private litigation matters in Investment Banking, and lower professional fees.

QoQ: Up 25% from CHF 1,543 million to CHF 1,933 million
The increase primarily reflected the ARS provisions in Private Banking and a net credit of CHF 134 million in Investment Banking in 2Q08, which included a release from our reserve for certain private litigation matters, partially offset by a charge related to an agreement with the Parmalat Group to settle all claims between the parties in Italy.

Income tax expense/(benefit)
YoY: From CHF (32) million to CHF (1,261) million
The increased income tax benefit was primarily due to the positive impact of the geographical mix of results in 3Q08 and the recognition of a tax benefit for the current period losses. We also released valuation allowances related to prior period losses in the UK of CHF 421 million. The deferred tax asset in the UK has an unlimited carry-forward period and no valuation allowance has been recognized. The effective tax rate was 50.6% compared to (2.5)% in 3Q07.

QoQ: From CHF 297 million to CHF (1,261) million
The increased income tax benefit was primarily due to the positive impact of the geographical mix of results in 3Q08 and the recognition of a tax benefit for the current period losses. We also released valuation allowances related to prior period losses in the UK of CHF 421 million.

Personnel
The number of employees increased by 1,300 full-time equivalents compared to the end of 2Q08. The increase in Private Banking included additional relationship managers and support functions personnel in targeted markets of Wealth Management. In Investment Banking, we are rebalancing our businesses by shifting our resources to take advantage of areas with growth opportunities, such as prime services and derivatives. In Asset Management, we reduced our headcount in line with our strategy.

Number of employees by division

			end of		% change

	3Q08	2Q08	3Q07	QoQ	YoY

Number of employees by division (full-time equivalents)

Wealth Management	15,600	15,100	13,900	3	12

Corporate & Retail Banking	9,100	9,000	8,900	1	2

Private Banking	24,700	24,100	22,800	2	8

Investment Banking	21,300	20,500	20,300	4	5

Asset Management	3,600	3,700	3,400	(3)	6

Corporate Center	700	700	700	0	0

Number of employees	50,300	49,000	47,200	3	7

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles. Although market conditions have been extremely challenging, we continue to be confident about our ability to achieve these targets over the longer term.

Performance
For return on equity, we target an annual rate of return of above 20%. In 3Q08, return on equity was (13.1)%.
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. For 3Q08, the annualized total shareholder return was 37.2%.
Growth
For earnings per share, we target a double-digit annual percentage growth. Diluted earnings per share growth from continuing operations was not meaningful for 3Q08.
For net new assets, we target a growth rate above 6%. In 3Q08, we recorded an annualized net new asset growth rate of 0.4% and a rolling four-quarter average growth rate of 0.0%.
In 2008, we announced a target for integrated bank collaboration revenues in excess of CHF 10 billion annually by 2010. For 3Q08, integrated bank collaboration revenues were CHF 1.5 billion, bringing the 2008 year-to-date total to CHF 4.0 billion.

Efficiency
In 2008, we announced a target for our Core Results cost/income ratio of 65% by 2010. Our Core Results cost/income ratio was 176.0% for 3Q08.
Capital strength
For the BIS tier 1 ratio under Basel II, we target a ratio of 10.0%. The BIS tier 1 ratio under Basel II was 10.4% as of the end of 3Q08. Following our agreement with the SFBC regarding future capital targets and leverage requirements, we will announce a new BIS tier 1 ratio target in 2009.

in / end of	3Q08	9M08	2007	2006	2005

Performance (%)

Return on equity (annualized)	(13.1)	(7.5)	18.0	27.5	15.4

Total shareholder return [1]	37.2	(20.8)	(17.8)	30.5	44.2

Growth

YoY diluted earnings per share growth from continuing operations	–	–	(3.2)	84.4	(7.8)

Net new asset growth (annualized)	0.4	1.0	3.4	7.2	5.4

Net new asset growth (rolling four-quarter average)	0.0	–	3.4	7.2	5.4

Collaboration revenues (CHF billion)	1.5	4.0	5.9	4.9	–

Efficiency (%)

Core Results cost/income ratio	176.0	122.7	73.1	69.6	81.6

Capital strength (%)

BIS tier 1 ratio [2]	10.4	10.4	11.1	13.9	11.3

1 The total return of an investor is measured by the annualized capital gain/(loss) plus dividends received. 2 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and are therefore not comparable. For further information, refer to IV – Treasury and Risk management – Treasury management.

II – Results by division
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
Private Banking
We reported net revenues of CHF 3,148 million and achieved strong net new assets of CHF 14.5 billion in 3Q08, evidencing the strength of our business in a period of unprecedented market turmoil. Income before taxes was CHF 789 million. Our results included provisions of CHF 310 million relating to settlement agreements for ARS in Wealth Management.

Results

				in / end of		% change			in / end of	% change

	3Q08		2Q08	3Q07	QoQ	YoY	9M08		9M07	YoY

Statements of income (CHF million)

Net revenues	3,148		3,265	3,325	(4)	(5)	9,768		10,044	(3)

Provision for credit losses	13		(5)	(17)	–	–	3		(53)	–

Compensation and benefits	1,122		1,160	1,152	(3)	(3)	3,443		3,431	0

General and administrative expenses	1,053	[1]	698	673	51	56	2,417	[1]	1,902	27

Commission expenses	171		192	228	(11)	(25)	572		655	(13)

Total other operating expenses	1,224		890	901	38	36	2,989		2,557	17

Total operating expenses	2,346		2,050	2,053	14	14	6,432		5,988	7

Income before taxes	789		1,220	1,289	(35)	(39)	3,333		4,109	(19)

Statement of income metrics (%)

Compensation/revenue ratio	35.6		35.5	34.6	–	–	35.2		34.2	–

Non-compensation/revenue ratio	38.9		27.3	27.1	–	–	30.6		25.5	–

Cost/income ratio	74.5		62.8	61.7	–	–	65.8		59.6	–

Pre-tax income margin	25.1		37.4	38.8	–	–	34.1		40.9	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	5,718		5,522	5,246	4	9	5,561		5,175	7

Pre-tax return on average utilized economic capital (%) [2]	55.9		89.0	99.1	–	–	80.6		106.7	–

Balance sheet statistics (CHF million)

Total assets	394,644		375,064	370,724	5	6	394,644		370,724	6

Net loans	187,234		180,597	173,349	4	8	187,234		173,349	8

Goodwill	833		826	794	1	5	833		794	5

Number of employees (full-time equivalents)

Number of employees	24,700		24,100	22,800	2	8	24,700		22,800	8

1 Includes ARS provisions of CHF 310 million in Wealth Management. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Net revenue detail (CHF million)

Net interest income	1,289	1,277	1,224	1	5	3,807	3,558	7

Total non-interest income	1,859	1,988	2,101	(6)	(12)	5,961	6,486	(8)

Net revenues	3,148	3,265	3,325	(4)	(5)	9,768	10,044	(3)

Results summary
We reported income before taxes of CHF 789 million, down CHF 500 million, or 39%, compared to 3Q07. Excluding ARS provisions of CHF 310 million, income before taxes was CHF 1,099 million, down CHF 190 million, or 15%. Net revenues were CHF 3,148 million, down CHF 177 million, or 5%, compared to 3Q07. Net interest income increased 5%. Total non-interest income decreased 12%, mainly as a result of reduced transaction-based revenues, reflecting very low client activity, and lower asset-based commissions and fees. Average assets under management were down 5.3%, compared to 3Q07. Provision for credit losses amounted to CHF 13 million, compared to net releases of CHF 17 million in 3Q07. Total operating expenses stood at CHF 2,346 million, up CHF 293 million, or 14%, compared to 3Q07. Excluding the ARS provisions of CHF 310 million, total operating expenses decreased CHF 17 million, or 1%, compared to 3Q07, as lower performance-related compensation and commission expenses were mostly offset by higher expenses relating to our ongoing strategic growth initiatives in Wealth Management and non-credit-related provisions in Corporate & Retail Banking.

Assets under management of CHF 904.3 billion were down CHF 22.5 billion, or 2.4%, compared to 2Q08, reflecting adverse market movements, partly offset by positive foreign exchange-related movements, particularly the strengthening of the US dollar against the Swiss franc, and strong net new assets. Net new assets were strong in Europe, Middle East and Africa (EMEA), the Americas and Asia Pacific in Wealth Management, and from Swiss institutional and retail customers in Corporate & Retail Banking. Assets under management were down CHF 87.4 billion, or 8.8%, compared to 3Q07, reflecting adverse market and foreign exchange-related movements, partially offset by solid net new assets.

Compared to 2Q08, income before taxes was down CHF 431 million, or 35%. Excluding the ARS provisions, income before taxes decreased CHF 121 million or 10%. Net revenues decreased CHF 117 million, or 4%. Net interest income was stable and total non-interest income decreased 6%, mainly due to semi-annual performance-related fees in 2Q08 and a significant decline in transaction-based commissions and fees. Total operating expenses were up CHF 296 million, or 14%, including the CHF 310 million of ARS provisions. Excluding these provisions, total operating expenses decreased CHF 14 million, or 1%, compared to 2Q08, as lower performance-related compensation and commission expenses were mostly offset by higher expenses related to our ongoing strategic growth initiatives in Wealth Management and the non-credit-related provisions in Corporate & Retail Banking.

Wealth Management
Good net revenues of CHF 2,137 million and solid net new assets of CHF 11.3 billion demonstrated the resilience of our business in unprecedented market conditions. We maintained our growth strategy by expanding our workforce and international platform. Income before taxes of CHF 389 million included provisions of CHF 310 million related to settlement agreements for ARS.

Results

				in / end of		% change			in / end of	% change

	3Q08		2Q08	3Q07	QoQ	YoY	9M08		9M07	YoY

Statements of income (CHF million)

Net revenues	2,137		2,278	2,344	(6)	(9)	6,728		7,107	(5)

Provision for credit losses	3		0	(1)	–	–	7		1	–

Compensation and benefits	790		814	812	(3)	(3)	2,410		2,399	0

General and administrative expenses	810	[1]	473	437	71	85	1,745	[1]	1,257	39

Commission expenses	145		161	196	(10)	(26)	487		561	(13)

Total other operating expenses	955		634	633	51	51	2,232		1,818	23

Total operating expenses	1,745		1,448	1,445	21	21	4,642		4,217	10

Income before taxes	389		830	900	(53)	(57)	2,079		2,889	(28)

Statement of income metrics (%)

Compensation/revenue ratio	37.0		35.7	34.6	–	–	35.8		33.8	–

Non-compensation/revenue ratio	44.7		27.8	27.0	–	–	33.2		25.6	–

Cost/income ratio	81.7		63.6	61.6	–	–	69.0		59.3	–

Pre-tax income margin	18.2		36.4	38.4	–	–	30.9		40.7	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,100		2,090	1,826	0	15	2,051		1,713	20

Pre-tax return on average utilized economic capital (%) [2]	75.9		160.4	199.3	–	–	136.8		227.2	–

Balance sheet statistics (CHF million)

Total assets	277,206		262,709	261,277	6	6	277,206		261,277	6

Net loans	82,672		79,048	76,093	5	9	82,672		76,093	9

Goodwill	652		645	613	1	6	652		613	6

Number of employees (full-time equivalents)

Number of employees	15,600		15,100	13,900	3	12	15,600		13,900	12

Number of relationship managers

Switzerland	1,110		1,120	1,090	(1)	2	1,110		1,090	2

EMEA	1,340		1,300	1,190	3	13	1,340		1,190	13

Americas	580		510	420	14	38	580		420	38

Asia Pacific	450		440	310	2	45	450		310	45

Number of relationship managers	3,480		3,370	3,010	3	16	3,480		3,010	16

1 Includes ARS provisions of CHF 310 million. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Net revenue detail (CHF million)

Net interest income	671	657	637	2	5	1,969	1,803	9

Total non-interest income	1,466	1,621	1,707	(10)	(14)	4,759	5,304	(10)

Net revenues	2,137	2,278	2,344	(6)	(9)	6,728	7,107	(5)

Net revenue detail (CHF million)

Recurring	1,646	1,690	1,707	(3)	(4)	5,020	4,871	3

Transaction-based	491	588	637	(16)	(23)	1,708	2,236	(24)

Net revenues	2,137	2,278	2,344	(6)	(9)	6,728	7,107	(5)

Gross and net margin on assets under management (bp)

Recurring	84	86	82	–	–	85	79	–

Transaction-based	25	30	30	–	–	29	36	–

Gross margin	109	116	112	–	–	114	115	–

Net margin (pre-tax)	20	42	43	–	–	35	47	–

Operating environment
3Q08 was marked by an extremely difficult operating environment, coupled with the seasonally lower business activity during the summer months.
After a slight recovery at the beginning of the quarter, global investor confidence decreased again towards the end of 3Q08, reflecting the slowing economy and market turmoil. This low investor confidence, accompanied by a strong increase in risk aversion, was reflected in the investment decisions of private clients, who preferred short-term strategies. Client activity reflected a reduction in average transaction value.

Toward the end of 3Q08, the US dollar strengthened against the Swiss franc. The euro devalued against the Swiss franc, affected by weakening economic signals and the worsening credit crisis in the euro zone.

For further information, refer to I – Credit Suisse results – Operating environment.
Results summary
Income before taxes was CHF 389 million, down CHF 511 million, or 57%, compared to 3Q07, including CHF 310 million in ARS provisions. In September, we reached a settlement agreement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force, to offer to repurchase at par approximately USD 550 million (reduced to USD 500 million after subsequent auctions) of ARS positions held by eligible investors, and reached separate ARS settlements with certain institutional clients. Excluding these ARS provisions, income before taxes was CHF 699 million, down CHF 201 million, or 22%, compared to 3Q07.

Net revenues were CHF 2,137 million, down CHF 207 million, or 9%, compared to 3Q07. Recurring revenues, which represented 77% of net revenues, decreased CHF 61 million, or 4%, primarily reflecting lower asset-based commissions and fees that were affected by a 6.3% decrease in average assets under management. This decrease was partially offset by an increase in net interest income. Transaction-based revenues decreased CHF 146 million, or 23%, mainly due to lower brokerage and product issuing fees, reflecting very low client activity. Total operating expenses were CHF 1,745 million, up CHF 300 million, or 21%. Excluding the ARS provisions, operating expenses were down 1% compared to 3Q07.

Assets under management as of the end of 3Q08 were CHF 751.2 billion, down CHF 22.3 billion, or 2.9%, from the end of 2Q08, reflecting adverse market movements, partly offset by positive foreign exchange-related movements and solid net new assets of CHF 11.3 billion, mainly from EMEA, the Americas and Asia Pacific. Compared to 3Q07, assets under management were down CHF 83.5 billion, or 10.0%, primarily impacted by adverse market and foreign exchange-related movements, partially offset by net new assets during the period.

Compared to 2Q08, income before taxes was down CHF 441 million, or 53%. Excluding the ARS provisions, income before taxes was CHF 131 million, or 16%, below 2Q08. Net revenues were down 6%, mainly from lower transaction-based revenues and semi-annual performance-based fees from Hedging-Griffo in 2Q08. Total operating expenses were up CHF 297 million, or 21%, reflecting the ARS provisions. Excluding these ARS provisions, operating expenses were down 1%.

We furthered our growth strategy by adding relationship managers and related support staff and expanding our international platform. We hired senior relationship managers across all regions.
Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 3Q08, the pre-tax income margin was 18.2%, down 20.2 percentage points from 3Q07 and down 18.2 percentage points from 2Q08. Excluding the ARS provisions, the pre-tax income margin in 3Q08 was 32.7%.

Net new asset growth rate (KPI)
Our target over market cycles is a growth rate over 6%. Our annualized quarterly growth rate was 5.8% in 3Q08. The rolling four-quarter average growth rate was 6.2%.

Gross margin
Our gross margin was 109 basis points, compared to 112 basis points in 3Q07, as revenues decreased at a higher rate than average assets under management. Compared to 3Q07, the recurring margin increased two basis points to 84 basis points, reflecting the 4% decrease in recurring revenues and the 6.3% decline in average assets under management. The transaction-based margin decreased five basis points to 25 basis points, driven mainly by a decline in brokerage and product issuing fees, reflecting a very low level of client activity. Compared to 2Q08, the gross margin decreased seven basis points, as net revenues decreased 6% while average assets under management were stable.

Initiatives and achievements
In 3Q08, we continued our long term strategy of global expansion and were able to take advantage of the current economic environment by hiring senior relationship managers in key markets, including the US. In addition:

– We were granted a license to open a branch in Bahrain, responding to the dynamic developments and fast growing demand in this region.
– We announced the start of Private Banking operations in Japan by the end of this year to complement our Investment Banking and Asset Management operations in this strategically important market.
– We were rated “Wealth Manager of the Year 2008” by Global Finance Magazine for our steady growth and investment in the wealth management business, effective hiring and product range.
– The Handelsblatt Elite Report gave our Swiss and German wealth management businesses summa cum laude, its highest award.
– We were rated by Fuchsbriefe as the best wealth manager in the German-speaking area in the “Top Wealth Management Plus” and “Best Advisory Meeting” categories and rated second in the category “all-time best list.”

Assets under management - Wealth Management

			in / end of			% change		in / end of		% change

	3Q08	2Q08	3Q07		QoQ	YoY	9M08	9M07		YoY

Assets under management (CHF billion)

Assets under management	751.2	773.5	834.7		(2.9)	(10.0)	751.2	834.7		(10.0)

of which discretionary assets	155.0	164.1	189.6		(5.5)	(18.2)	155.0	189.6		(18.2)

of which advisory assets	596.2	609.4	645.1		(2.2)	(7.6)	596.2	645.1		(7.6)

Assets under management by currency (CHF billion)

USD	304.8	301.3	338.9		1.2	(10.1)	304.8	338.9		(10.1)

EUR	220.7	232.1	243.7		(4.9)	(9.4)	220.7	243.7		(9.4)

CHF	139.9	145.8	159.0		(4.0)	(12.0)	139.9	159.0		(12.0)

Other	85.8	94.3	93.1		(9.0)	(7.8)	85.8	93.1		(7.8)

Assets under management	751.2	773.5	834.7		(2.9)	(10.0)	751.2	834.7		(10.0)

Assets under management by region (CHF billion)

Switzerland	300.5	312.8	344.5		(3.9)	(12.8)	300.5	344.5		(12.8)

EMEA	278.8	284.9	309.3		(2.1)	(9.9)	278.8	309.3		(9.9)

Americas	112.4	111.7	116.7		0.6	(3.7)	112.4	116.7		(3.7)

Asia Pacific	59.5	64.1	64.2		(7.2)	(7.3)	59.5	64.2		(7.3)

Assets under management	751.2	773.5	834.7		(2.9)	(10.0)	751.2	834.7		(10.0)

Net new assets by region (CHF billion)

Switzerland	0.3	3.5	4.0		(91.4)	(92.5)	9.1	11.0		(17.3)

EMEA	4.4	5.7	4.7		(22.8)	(6.4)	12.2	17.8		(31.5)

Americas	4.3	2.1	(0.4)		104.8	–	10.0	5.9		69.5

Asia Pacific	2.3	4.1	1.4		(43.9)	64.3	8.9	3.5		154.3

Net new assets	11.3	15.4	9.7		(26.6)	16.5	40.2	38.2		5.2

Growth in assets under management (CHF billion)

Net new assets	11.3	15.4	9.7		–	–	40.2	38.2		–

Market movements	(56.9)	(5.5)	2.2		–	–	(105.6)	42.6		–

Currency	24.5	16.0	(16.1)		–	–	(19.0)	(7.6)		–

Other	(1.2)	(1.8)	(21.6)	[1]	–	–	(3.0)	(22.7)	[1]	–

Total other effects	(33.6)	8.7	(35.5)		–	–	(127.6)	12.3		–

Growth in assets under management	(22.3)	24.1	(25.8)		–	–	(87.4)	50.5		–

Growth in assets under management (annualized) (%)

Net new assets	5.8	8.2	4.5		–	–	6.4	6.5		–

Total other effects	(17.3)	4.6	(16.5)	[1]	–	–	(20.3)	2.1	[1]	–

Growth in assets under management	(11.5)	12.8	(12.0)		–	–	(13.9)	8.6		–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	6.2	5.9	6.2		–	–	–	–		–

Total other effects	(16.2)	(16.0)	4.6	[1]	–	–	–	–		–

Growth in assets under management (rolling four-quarter average)	(10.0)	(10.1)	10.8		–	–	–	–		–

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets.

Results detail
The following provides a comparison of our 3Q08 results versus 3Q07 (YoY) and versus 2Q08 (QoQ).
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services.

YoY: Down 4% from CHF 1,707 million to CHF 1,646 million
The decrease primarily reflected lower asset-based commissions and fees, particularly from managed investment products, as average assets under management declined 6.3%. This decrease in revenues was partially offset by higher net interest income.

QoQ: Down 3% from CHF 1,690 million to CHF 1,646 million
The decline mainly reflected the semi-annual performance-based fees from Hedging-Griffo in 2Q08 and lower asset-based fees from managed investment products in 3Q08.
Transaction-based
Transaction-based revenues arise primarily from brokerage and product issuing fees, client foreign exchange income and other transaction-based income.
YoY: Down 23% from CHF 637 million to CHF 491 million
The decrease was mainly driven by a decline in brokerage and product issuing fees and lower client foreign exchange income due to very low client activity.
QoQ: Down 16% from CHF 588 million to CHF 491 million
The decrease was mainly driven by lower brokerage and product issuing fees due to very low client activity.
Provision for credit losses
YoY: From CHF (1) million to CHF 3 million
Provisions for credit losses were stable.
QoQ: From nil to CHF 3 million
Provisions for credit losses were stable.
Operating expenses
Compensation and benefits
YoY: Down 3% from CHF 812 million to CHF 790 million
The decrease was due to lower performance-related compensation, reflecting the lower results, mostly offset by the impact of higher salaries and benefits from increased headcount related to international expansion.

QoQ: Down 3% from CHF 814 million to CHF 790 million
The decrease reflected the lower performance-related compensation, mostly offset by higher salaries and benefits.
General and administrative expenses
YoY: Up 85% from CHF 437 million to CHF 810 million
The increase was primarily due to the ARS provisions of CHF 310 million. Excluding these provisions, general and administrative expenses increased 14%, mainly reflecting international expansion infrastructure costs, including premises and equipment and information technology expenses.

QoQ: Up 71% from CHF 473 million to CHF 810 million
The increase primarily reflected the ARS provisions. Excluding these provisions, general and administrative expenses increased CHF 27 million, or 6%, mainly from higher international infrastructure costs.

Personnel
Since 3Q07, we have increased headcount by 1,700 and strengthened our front-office teams. As of the end of 3Q08, we had 3,480 relationship managers, an increase of 470 from the end of 3Q07, primarily in the Americas, EMEA and Asia Pacific. From the end of 2Q08, the number of relationship managers increased by 110, mainly in the Americas, EMEA and Asia Pacific. We continue to have a strong hiring pipeline for experienced relationship managers and we plan to hire additional relationship managers globally.

Corporate & Retail Banking
Our results evidenced our continued focus on profitable growth in a stable economic environment in Switzerland. We achieved strong net revenues of CHF 1,011 million, income before taxes of CHF 400 million and net new assets of CHF 3.2 billion.

Results

					in / end of		% change			in / end of		% change

	3Q08		2Q08		3Q07	QoQ	YoY	9M08		9M07		YoY

Statements of income (CHF million)

Net revenues	1,011	[1]	987	[1]	981	2	3	3,040	[1]	2,937		4

Provision for credit losses	10		(5)		(16)	–	–	(4)		(54)		(93)

Compensation and benefits	332		346		340	(4)	(2)	1,033		1,032		0

General and administrative expenses	243		225		236	8	3	672		645	[2]	4

Commission expenses	26		31		32	(16)	(19)	85		94		(10)

Total other operating expenses	269		256		268	5	0	757		739		2

Total operating expenses	601		602		608	0	(1)	1,790		1,771		1

Income before taxes	400		390		389	3	3	1,254		1,220		3

Statement of income metrics (%)

Compensation/revenue ratio	32.8		35.1		34.7	–	–	34.0		35.1		–

Non-compensation/revenue ratio	26.6		25.9		27.3	–	–	24.9		25.2		–

Cost/income ratio	59.4		61.0		62.0	–	–	58.9		60.3		–

Pre-tax income margin	39.6		39.5		39.7	–	–	41.3		41.5		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,618		3,432		3,420	5	6	3,510		3,462		1

Pre-tax return on average utilized economic capital (%) [3]	44.3		45.5		45.6	–	–	47.7		47.0		–

Balance sheet statistics (CHF million)

Total assets	117,438		112,355		109,447	5	7	117,438		109,447		7

Net loans	104,562		101,549		97,256	3	8	104,562		97,256		8

Goodwill	181		181		181	0	0	181		181		0

Number of employees (full-time equivalents)

Number of employees	9,100		9,000		8,900	1	2	9,100		8,900		2

Net revenue detail (CHF million)

Net interest income	618		620		587	0	5	1,838		1,755		5

Total non-interest income	393	[1]	367	[1]	394	7	0	1,202	[1]	1,182		2

Net revenues	1,011		987		981	2	3	3,040		2,937		4

Number of branches

Number of branches	218		217		216	0	1	218		216		1

1 Includes fair value gains/(losses) on a synthetic collateralized loan portfolio of CHF 7 million, CHF (18) million and CHF 53 million in 3Q08, 2Q08 and 9M08, respectively. 2 Includes releases of non-credit-related provisions of CHF 37 million. 3 Calculated using a return excluding interest costs for allocated goodwill.

Operating environment
The economic environment in Switzerland remained resilient during 3Q08, although the credit crisis continued to impact global financial markets.
Macroeconomic indicators showed growth driven by private consumption and foreign trade, mainly in the export of basic consumer and luxury goods. The Swiss labor market continued to be healthy, with low unemployment and an increase in job vacancies. Consumer confidence declined in 3Q08, however, reflecting higher inflation rates and a more subdued assessment of the general economic climate.

Inflation remained at a relatively high level, but inflation pressure eased in September as commodity prices declined. The Swiss National Bank continued to closely monitor core inflation, but did not change its interest rate target levels during 3Q08. Short-term interest rates remained stable, while medium- and long-term interest rates slightly decreased during the quarter.

In October, the Swiss National Bank acted with other central banks and lowered its interest rate targets, reflecting the crisis in the money and credit markets, lower inflation and lower projected economic growth in 2009.

Results summary
In 3Q08, income before taxes was CHF 400 million, up CHF 11 million, or 3%, compared to 3Q07. We reported strong net revenues of CHF 1,011 million, up CHF 30 million, or 3%, compared to 3Q07. Net interest income increased CHF 31 million, or 5%. Revenues from deposits and lending were stable, reflecting slightly lower margins on higher volumes. Total non-interest income was stable.

Net provisions for credit losses were CHF 10 million, compared to net releases of CHF 16 million in 3Q07.
Total operating expenses were flat at CHF 601 million, compared with 3Q07. Compensation and benefits decreased CHF 8 million, or 2%, compared with 3Q07. General and administrative expenses increased CHF 7 million, or 3%.

Net new assets were a strong CHF 3.2 billion, mainly from inflows from institutional and retail customers.
Compared to 2Q08, income before taxes increased CHF 10 million, or 3%. Strong net revenues of CHF 1,011 million were up CHF 24 million, or 2%, driven by higher total non-interest income, primarily due to fair value gains of CHF 7 million on the Clock Finance No. 1 synthetic collateralized loan portfolio, compared to the fair value losses of CHF 18 million in 2Q08. Total operating expenses were flat.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 3Q08, our pre-tax income margin was 39.6%, compared to 39.7% in 3Q07 and 39.5% in 2Q08.

Cost/income ratio
In 3Q08, the cost/income ratio was 59.4%, compared to 62.0% in 3Q07 and 61.0% in 2Q08.
Pre-tax return on average utilized economic capital
In 3Q08, the pre-tax return on average utilized economic capital was 44.3%, compared to 45.6% in 3Q07 and 45.5% in 2Q08.
Initiatives and achievements
– We extended our product range for private clients by introducing the fixed price Bonviva packages to simplify our offering and enhance transparency. These packages also include a client loyalty program, offering an attractive range of services and events.

– We issued a new tranche of the first tax-exempt real estate fund for Swiss pension funds, reflecting the ongoing strong demand for this product.
– We entered into an exclusive partnership with the Swiss Venture Club, an independent networking platform, to further strengthen our relationship with entrepreneurs of small- and medium-size enterprises.

Results detail
The following provides a comparison of our 3Q08 results versus 3Q07 (YoY) and versus 2Q08 (QoQ).
Net revenues
Net interest income
YoY: Up 5% from CHF 587 million to CHF 618 million
Revenues from deposits and lending were stable, reflecting lower margins on higher volumes.
QoQ: Stable at CHF 618 million
Net interest income reflected slightly higher revenues from deposits, primarily reflecting improved margins.
Total non-interest income
YoY: Stable at CHF 393 million
Total non-interest income was stable, with fair value gains of CHF 7 million from the Clock Finance No. 1 synthetic collateralized loan portfolio offset by lower commissions and fees.
QoQ: Up 7% from CHF 367 million to CHF 393 million
The increase was mainly due to the fair value gains on Clock Finance No. 1, compared to losses of CHF 18 million on this portfolio in 2Q08.
Provision for credit losses
YoY: From CHF (16) million to CHF 10 million
We recorded net provisions of CHF 10 million, which included provisions of CHF 31 million and releases of CHF 21 million, reflecting a lower level of releases of credit provisions compared to 3Q07.
QoQ: From CHF (5) million to CHF 10 million
We recorded net provisions of CHF 10 million, reflecting a lower level of releases of credit provisions.
Operating expenses
Compensation and benefits
YoY: Down 2% from CHF 340 million to CHF 332 million
The decrease reflected lower salaries and benefits partially offset by higher performance-related compensation.
QoQ: Down 4% from CHF 346 million to CHF 332 million
The decrease reflected lower performance-related compensation.
General and administrative expenses
YoY: Up 3% from CHF 236 million to CHF 243 million
The increase was due to higher non-credit-related provisions, partially offset by lower sales and marketing expenses.
QoQ: Up 8% from CHF 225 million to CHF 243 million
The increase reflected the non-credit-related provisions, partially offset by lower sales and marketing expenses.
Investment Banking
We reported a loss before taxes of CHF 3,225 million. Net revenues declined significantly to negative CHF 515 million, reflecting unprecedented market disruption that adversely affected most of our businesses, including net valuation reductions in our structured products and leveraged finance businesses. Net revenues included fair value gains on Credit Suisse own debt of CHF 1,876 million. We had strong results in the global rates and foreign exchange businesses and good results in prime services and equity derivatives.

Results

					in / end of		% change			in / end of	% change

	3Q08		2Q08		3Q07	QoQ	YoY	9M08		9M07	YoY

Statements of income (CHF million)

Net revenues	(515)		3,740		2,097	–	–	2,736		16,217	(83)

Provision for credit losses	119		50		20	138	495	325		90	261

Compensation and benefits	1,492		2,462		839	(39)	78	5,672		8,111	(30)

General and administrative expenses	751	[1]	652	[2]	864	15	(13)	2,151	[1,2]	2,494	(14)

Commission expenses	348		295		368	18	(5)	992		1,024	(3)

Total other operating expenses	1,099		947		1,232	16	(11)	3,143		3,518	(11)

Total operating expenses	2,591		3,409		2,071	(24)	25	8,815		11,629	(24)

Income/(loss) before taxes	(3,225)		281		6	–	–	(6,404)		4,498	–

Statement of income metrics (%)

Compensation/revenue ratio	–		65.8		40.0	–	–	207.3		50.0	–

Non-compensation/revenue ratio	–		25.3		58.8	–	–	114.9		21.7	–

Cost/income ratio	–		91.1		98.8	–	–	322.2		71.7	–

Pre-tax income margin	–		7.5		0.3	–	–	–		27.7	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	17,562		16,580		20,221	6	(13)	17,787		20,315	(12)

Pre-tax return on average utilized economic capital (%) [3]	(72.7)		7.5		1.2	–	–	(47.3)		30.6	–

Balance sheet statistics (CHF million)

Total assets	1,180,743		1,021,587		1,156,573	16	2	1,180,743		1,156,573	2

Net loans	61,308		54,011		53,097	14	15	61,308		53,097	15

Goodwill	7,424		6,864		7,551	8	(2)	7,424		7,551	(2)

Number of employees (full-time equivalents)

Number of employees	21,300		20,500		20,300	4	5	21,300		20,300	5

1 Includes a release from the reserve for certain private litigation matters of CHF 73 million. 2 Includes a net credit pertaining to litigation of CHF 134 million. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

					in			% change			in	% change

	3Q08		2Q08		3Q07		QoQ	YoY	9M08		9M07	YoY

Net revenue detail (CHF million)

Debt underwriting	87	[1]	216	[1]	85		(60)	2	439	[1]	1,523	(71)

Equity underwriting	188		245		327		(23)	(43)	605		1,051	(42)

Total underwriting	275		461		412		(40)	(33)	1,044		2,574	(59)

Advisory and other fees	358		364		440		(2)	(19)	1,118		1,583	(29)

Total underwriting and advisory	633		825		852		(23)	(26)	2,162		4,157	(48)

Fixed income trading	(1,109)	[2]	320	[2]	514		–	–	(2,365)	[2]	6,568	–

Equity trading	165		2,255		1,037		(93)	(84)	3,799		5,683	(33)

Total trading	(944)		2,575		1,551		–	–	1,434		12,251	(88)

Other	(204)	[3]	340	[3]	(306)		–	(33)	(860)	[3]	(191)	350

Net revenues	(515)		3,740		2,097	[4]	–	–	2,736		16,217	(83)

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	138		185		72		(25)	92	156		61	156

Foreign exchange	14		21		22		(33)	(36)	24		21	14

Commodity	32		40		18		(20)	78	38		16	138

Equity	69		56		71		23	(3)	68		76	(11)

Diversification benefit	(84)		(109)		(88)		(23)	(5)	(103)		(80)	29

Average one-day, 99% Value-at-Risk	169		193		95		(12)	78	183		94	95

1 Includes zero, CHF 21 million and CHF 39 million of net valuation gains (including hedges) on CDO origination assets in 3Q08, 2Q08 and 9M08, respectively and CHF 68 million of fee losses, CHF 40 million of fee revenues and CHF 95 million of fee losses from the leveraged finance business in 3Q08, 2Q08 and 9M08, respectively. 2 Includes CHF 1,006 million, CHF 477 million and CHF 2,331 million of net valuation reductions (including fees, hedges, interest on funded positions and executed transactions) on CMBS, CHF 552 million of net valuation reductions, CHF 520 million of net valuation gains and CHF 2,802 million of net valuation reductions (including fees, hedges and interest on funded positions) on RMBS and CDO warehousing and synthetic assets, CHF 678 million, CHF 434 million and CHF 2,017 million of net valuation reductions (including fees, hedges, interest on funded positions, recoveries and executed transactions) on leveraged finance loan commitments in 3Q08, 2Q08 and 9M08, respectively. 3 Includes CHF 124 million of net valuation reductions, CHF 308 million of net valuation gains and CHF 525 million of net valuation reductions (including fees, hedges, interest on funded positions, recoveries and executed transactions) on leveraged finance bridge loan commitments in 3Q08, 2Q08 and 9M08, respectively. 4 Includes net valuation reductions of CHF 1,219 million relating to leveraged finance and structured products.

Operating environment
The market disruption, extreme volatility and a number of significant adverse events led to exceptionally low levels of activity in a quarter that normally has seasonally lower business volumes. The turbulent quarter negatively impacted most of the businesses in Investment Banking.

The financial services sector witnessed extraordinary changes to the competitive landscape due to consolidation and government intervention. The quarter was marked by historic and unprecedented events, which had severe repercussions for the global financial system and markets.

The economic slowdown in the US and Europe continued, while growth in a number of emerging markets showed signs of moderating. Major equity indices around the world posted declines, and credit spreads widened dramatically.

The Fed decided to leave interest rates unchanged during the quarter, and the yield curve steepened at both the long and short ends. The US dollar strengthened throughout most of the quarter due to strong demand, despite weakening fundamentals in the US.

Volatility levels, as indicated by the Chicago Board of Options Exchange Volatility Index, were low in July and August but increased to historic levels in September. There were five days in September in which the Dow Jones Industrial Index gained or lost over 400 points, and 13 days in which it had intraday movements of more than 400 points. In addition, the temporary restrictions on short selling of financial institution stocks exacerbated fluctuations in those stock prices as liquidity deteriorated, further disrupting the orderly functioning of equity markets and severely impacting the convertible bond market. Equity trading volumes were up and fixed income volumes declined in the quarter.

Debt and equity underwriting volumes were significantly down in all regions from 2Q08 levels due to decreased demand for all fixed income products, lower equity valuations and general market uncertainty. Due to tightened lending practices by banks and the inability to raise capital in the markets at acceptable levels, announced mergers and acquisitions were down compared to 3Q07.

For further information, refer to I – Credit Suisse results – Operating environment.
League table positions

in / end of

	3Q08	9M08	2007	2006

League table rank / market share (% – rounded) [1]

Global fee pool [2]	3 / 7%	7 / 5%	7 / 5%	4 / 6%

High yield [3]	6 / 9%	3 / 12%	2 / 11%	3 / 12%

Investment grade [3]	4 / 5%	12 / 4%	13 / 3%	13 / 3%

Asset-backed [3]	8 / 4%	9 / 3%	10 / 5%	8 / 5%

Mortgage-backed [3]	2 / 12%	2 / 11%	4 / 7%	5 / 7%

Total debt underwriting [3]	7 / 5%	7 / 5%	11 / 4%	8 / 5%

IPO [2]	2 / 10%	10 / 4%	3 / 8%	4 / 7%

Follow-on 2	1 / 10%	7 / 5%	7 / 6%	7 / 6%

Convertible [2]	10 / 4%	10 / 3%	9 / 5%	11 / 4%

Total equity underwriting [2]	2 / 9%	8 / 4%	7 / 6%	7 / 6%

Announced mergers and acquisitions [3]	7 / 12%	7 / 17%	6 / 20%	6 / 19%

Completed mergers and acquisitions [3]	11 / 15%	6 / 22%	8 / 18%	8 / 15%

1 Volume-based, except global fee pool 2 Dealogic 3 Thomson Financial

Results summary
In 3Q08, the loss before taxes was CHF 3,225 million, compared to income before taxes of CHF 6 million in 3Q07. Net revenues were negative CHF 515 million, compared to CHF 2,097 million in 3Q07, due to the widespread market disruption, exacerbated in September by the failure of a major financial institution, that adversely affected most of our businesses. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 2,428 million in 3Q08. Other areas negatively impacted by the turbulence in the market environment included our corporate lending business, convertibles and our long/short and event and risk arbitrage strategies, which recorded significant losses. In businesses less impacted by the market disruption, including global rates, foreign exchange, prime services and equity derivatives, we reported solid results. Total operating expenses were CHF 2,591 million, up CHF 520 million, or 25%. A nominal performance-related compensation accrual was recorded in 3Q08. The increase primarily reflected the very low performance-related compensation in 3Q07 when the credit crisis began, following a record first half.

Results in 3Q08 were negatively impacted by significantly lower fixed income trading revenues. These results primarily reflected net valuation reductions in our structured products and leveraged finance business and losses in our corporate lending business. The results also included net valuation reductions from our investments in the preferred shares and hybrid capital securities of certain financial institutions and losses in commodities. These results were partially offset by strong revenues in the global rates and foreign exchange businesses.

Equity trading revenues declined substantially, primarily due to significant losses in convertibles and our long/short and event and risk arbitrage strategies, as well as weaker results in global cash equities. These results were partially offset by good performance in prime services and equity derivatives. Fixed income and equity trading benefited from fair value gains of CHF 1,876 million due to widening credit spreads on Credit Suisse debt.

Our underwriting and advisory businesses had lower revenues compared to 3Q07, in line with the decline in overall market activity.
Compared to 2Q08, the loss before taxes was driven by lower revenues in most business areas, including significantly higher net valuation reductions in structured products and leveraged finance, offset in part by fair value gains on Credit Suisse debt compared to losses in 2Q08. Total operating expenses were down CHF 818 million, or 24%, primarily due to lower compensation and benefits expenses, reflecting the negative results.

The weakening of the average rate of the US dollar against the Swiss franc from 3Q07 adversely affected revenues and favorably impacted expenses and losses. For information on foreign currency translation rates, refer to VI – Investor information.

We continue to transform our investment banking business model to meet the challenges of the new environment by:
– diversifying our revenues, both in terms of product and geography, which should lead to a reduction in volatility.
– developing less capital intensive businesses and those less correlated to our overall mix while diversifying away from products most historically affected by market cycles. We plan to continue to reallocate both our capital and headcount to these less correlated growth businesses.

– growing the client-based proportion of revenues, where we have seen great progress in prime services and cash equities, and continuing to innovate, building on our advantages in areas such as Advanced Execution Services (AES) and developing new product specialties such as life finance.

– increasing our capital efficiency, with an overall reduction of risk-weighted assets of 19% since the end of 4Q07, and further reducing our risk exposure.
– focusing on efficiency and cost management, which has given us greater flexibility to manage through this challenging market environment and should help us take advantage of opportunities as markets recover.

Impact on results of the events in the mortgage and credit markets
In 3Q08, the continued dislocation in the mortgage and credit markets led to significantly lower revenues in our leveraged finance and structured products businesses, consisting of commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and CDOs, with net valuation reductions of CHF 2,428 million in 3Q08. The exposures for the leveraged finance and structured products businesses detailed below reflect a risk management rather than a financial reporting perspective.

Risk exposures

				end of	% change

	3Q08	2Q08		3Q07	QoQ	YoY

Origination-related positions (CHF billion) [1]

Unfunded commitments	8.9	11.0		52.3	(19)	(83)

Funded positions	2.8	3.0		6.3	(7)	(56)

Equity bridges	0.2	0.3		0.6	(33)	(67)

Leveraged finance [2]	11.9	14.3		59.2	(17)	(80)

Commercial mortgages	12.8	15.0	[3]	35.9	(15)	(64)

Trading-related book positions (CHF billion) [4]

US subprime	2.1	1.9		3.9	11	(46)

US Alt-A	1.1	1.1		7.0	0	(84)

US prime	0.9	0.7		1.6	29	(44)

European/Asian	2.7	2.8		3.7	(4)	(27)

Residential mortgages and subprime CDO	6.8	6.5		16.2	5	(58)

1 Exposures shown gross. 2 Excluding term financing of CHF 4.1 billion (USD 3.7 billion) and CHF 2.8 billion (USD 2.7 billion) for executed transactions in 3Q08 and 2Q08, respectively. 3 Reflects the sale of CHF 1.7 billion of loans on a trade-date basis in 2Q08. 4 Exposures shown net.

Net valuation adjustments

in	3Q08	2Q08	3Q07

Net valuation adjustments (CHF million)

Leveraged finance [1]	(870)	(86)	(658)

CMBS [2]	(1,006)	(477)	(193)

RMBS and CDO [3]	(552)	541	(368)

Total	(2,428)	(22)	(1,219)

1 Including fees, hedges, interest on funded positions, recoveries and executed transactions. 2 Including fees, hedges, interest on funded positions and executed transactions. 3 Including fees, hedges and interest on funded positions.

Leveraged Finance
Our leveraged finance business had net valuation reductions (including fees, hedges, interest on funded positions, recoveries and executed transactions) of CHF 870 million in 3Q08. Our unfunded non-investment grade loan commitments (both leveraged loan and bridge) were CHF 8.9 billion (USD 7.9 billion) as of the end of 3Q08 versus CHF 11.0 billion (USD 10.8 billion) as of the end of 2Q08. Our funded non-investment grade loans (both leveraged loan and bridge) were CHF 2.8 billion (USD 2.5 billion) as of the end of 3Q08 versus CHF 3.0 billion (USD 3.0 billion) as of the end of 2Q08. We have actively pursued reductions in our total exposure through sales and syndications, resulting in lower leveraged finance exposures in 3Q08. Total exposure has been reduced 17% from the end of 2Q08 and 80% from the end of 3Q07. Our funded and unfunded loan commitments exposure has become more concentrated as a result of the significant reduction in our portfolio, and over half of our exposure, in the form of an unfunded commitment, is to a single borrower. The leveraged finance business, including origination and trading activities and net valuation adjustments, had losses of CHF 1,174 million in 3Q08 compared to losses of CHF 1,055 million in 3Q07 and CHF 111 million in 2Q08.

Structured Products
Our CMBS business had net valuation reductions (including fees, hedges, interest on funded positions and executed transactions) of CHF 1,006 million in 3Q08. Our gross valuation reduction (net of fees) was CHF 1,179 million. The majority of the net valuation reductions were in Europe, reflecting the geographic mix of our commercial mortgage exposure. Our commercial mortgage gross exposure was CHF 12.8 billion (USD 11.4 billion) as of the end of 3Q08 versus CHF 15.0 billion (USD 14.7 billion) as of the end of 2Q08. Total exposure has been reduced 15% from the end of 2Q08 and 64% from the end of 3Q07.

Our combined RMBS and CDO origination, warehousing and synthetic businesses had net valuation reductions (including fees, hedges and interest on funded positions) of CHF 552 million in 3Q08. These businesses had net US subprime exposure of CHF 2.1 billion (USD 1.9 billion) as of the end of 3Q08 versus CHF 1.9 billion (USD 1.9 billion) as of the end of 2Q08.

The RMBS and CDO businesses are managed as a trading book on a net basis, and the related gross long and short positions are monitored as part of our risk management activities and price testing procedures.

Our structured products businesses, including net valuation adjustments, had losses of CHF 1,515 million in 3Q08, compared to losses of CHF 336 million in 3Q07 and revenues of CHF 343 million in 2Q08.
Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 30% or greater. In 3Q08, the pre-tax income margin was not meaningful given our losses, reflecting the extremely challenging operating environment. The pre-tax income margin was 0.3% in 3Q07 and 7.5% in 2Q08.

Compensation/revenue ratio
The 3Q08 compensation/revenue ratio was not meaningful given our losses. The compensation/revenue ratio was 40.0% in 3Q07 and 65.8% in 2Q08.
Value-at-Risk
The 3Q08 average one-day, 99% VaR was CHF 169 million compared to CHF 95 million in 3Q07 and CHF 193 million in 2Q08. For further information on VaR, refer to IV – Treasury and Risk management – Risk management.

Pre-tax return on average utilized economic capital
The 3Q08 pre-tax return on average utilized economic capital was negative 72.7% compared to 1.2% in 3Q07 and 7.5% in 2Q08.
Significant transactions and achievements
We executed a number of significant transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Ingersoll-Rand Company Ltd. (global diversified industrial company), E.I. du Pont de Nemours and Company (US diversified manufacturing company), Booz Allen Hamilton Inc. (US consulting firm) and Fresenius SE (German healthcare company).

– Equity capital markets: We executed equity offerings for Companhia Vale do Rio Doce (Brazilian metals and mining company), EnergySolutions, Inc. (US environmental services company) and Century Aluminum Company (US aluminum production company) and a rights offering for Natixis SA (French bank).

– Mergers and acquisitions: We advised on a number of key transactions that were announced in 3Q08, including the joint venture between ConocoPhillips (US energy company) and Origin Energy Ltd. (Australian energy company), the acquisition by Commerzbank AG of Dresdner Bank AG (both German banks) from Allianz SE (German financial services company) and the tender offers for UnionBanCal Corporation (US bank holding company) by Mitsubishi UFJ Financial Group, Inc. (Japanese bank holding company) and for Ciba Holdings AG (Swiss specialty chemicals company) by BASF SE (German chemicals company).

We received several industry awards and expanded our ability to serve certain geographic and product markets:
– Equity research announced a new global alliance with Gerson Lehrman Group, a world-leading network of experts. The relationship grants Credit Suisse access to Gerson Lehrman Group’s network of more than 200,000 expert consultants around the world, and reflects our continued efforts to differentiate and grow our leading global equity research brand.

– We ranked second in the Bloomberg Markets magazine poll of “Top Research Firms.” The ranking is based on the number of accurate stock calls each firm’s analysts made on the 300 most volatile stocks globally in the 12 months ending March 31, 2008. This result reflects our strong focus on leveraging our global platform to provide our clients with in-depth research.

– We were recognized for our leadership in a number of key markets across products in Euromoney’s annual “Awards for Excellence.” We were voted “Best Investment Bank” in Latin America and Vietnam; “Best M&A House” in Latin America, Indonesia and Denmark; “Best Project Finance House” in North America; “Best Equity House” in Indonesia, Korea and Kazakhstan; “Best Debt House” in the Philippines; and “Best Bank” in Switzerland.

– We were awarded the “Renewable Energy Transaction of the Year” by Environmental Finance magazine for the two-part sale of Airtricity Holdings Limited. Together, the two transactions Credit Suisse advised on comprise the largest mergers and acquisitions deal in the wind power sector and reinforces our leading franchise in renewable energy.

– We ranked number one in International Securities Finance’s Synthetic Prime Brokerage survey in which 200 hedge funds ranked their top swap providers. The Bank ranked number one in seven of eleven categories.

Results detail
The following provides a comparison of our 3Q08 results versus 3Q07 (YoY) and versus 2Q08 (QoQ).
Net revenues
Debt underwriting
YoY: Up 2% from CHF 85 million to CHF 87 million
Lower net valuation reductions in our structured products business were offset by weaker performance in our leveraged finance business resulting from lower levels of high yield and leveraged lending issuance activity compared to 3Q07. The demand for most fixed income securities declined significantly due to continued weakness in the credit markets.

QoQ: Down 60% from CHF 216 million to CHF 87 million
The decrease was primarily due to lower industry-wide high grade debt issuance and net valuation reductions in leverage finance in 3Q08 compared to net valuation gains in 2Q08.
Equity underwriting
YoY: Down 43% from CHF 327 million to CHF 188 million
The decrease was primarily due to significantly lower levels of industry-wide equity issuance, resulting from lower equity market valuations in 3Q08 compared with the favorable equity markets in 3Q07. Global equity and equity-linked issuance levels in 3Q08 were the lowest since 2Q03. The number of initial public offerings (IPO) was the lowest in over ten years, and many transactions were withdrawn from the market.

QoQ: Down 23% from CHF 245 million to CHF 188 million
The decrease was primarily due to a decline in industry-wide equity issuance.
Advisory and other fees
YoY: Down 19% from CHF 440 million to CHF 358 million
The decrease was in line with lower levels of completed global mergers and acquisitions.
QoQ: Down 2% from CHF 364 million to CHF 358 million
The decrease was primarily due to a decline in global mergers and acquisitions market share, partially offset by a small increase in revenues from the private fund group, which raises capital for hedge funds, private equity and real estate funds.

Fixed income trading
YoY: From CHF 514 million to CHF (1,109) million
The decrease was primarily due to higher net valuation reductions in our combined structured products and leveraged finance businesses, losses of CHF 922 million in our corporate lending business, losses in our commodities business in the power sector, net valuation reductions of CHF 367 million resulting from our investments in the preferred shares and hybrid capital securities of certain financial institutions and losses in our fixed income proprietary trading and emerging markets businesses. These results were partially offset by a fair value gain of CHF 1,688 million on Credit Suisse debt, compared to fair value gains of CHF 560 million in 3Q07, and higher revenues in the global rates, foreign exchange and global high grade businesses.

QoQ: From CHF 320 million to CHF (1,109) million
The decrease was driven by net valuation reductions in our structured products and leveraged finance businesses, losses in our corporate lending business, losses in commodities, net valuation reductions resulting from our investments in the preferred shares and hybrid capital securities of certain financial institutions and losses in our fixed income proprietary trading and emerging markets businesses. The decrease was partially offset by fair value gains of CHF 1,688 million on Credit Suisse debt compared to fair value losses of CHF 453 million in 2Q08, and stronger results in our global high grade, foreign exchange and rates businesses.

Equity trading
YoY: Down 84% from CHF 1,037 million to CHF 165 million
The decrease was primarily due to losses of CHF 706 million in convertibles, reflecting the severe impact of the temporary restrictions on short sales of financial institution stocks in September. We also incurred losses of CHF 469 million in long/short and CHF 140 million in event and risk arbitrage strategies. The results also reflected lower revenues in our global cash business despite solid client flows and strong performance in our AES business. Prime services revenues increased compared to 3Q07 due to strong growth in client balances and new client mandates. Equity trading results also included fair value gains of CHF 188 million on Credit Suisse debt compared to fair value gains of CHF 62 million in 3Q07.

QoQ: Down 93% from CHF 2,255 million to CHF 165 million
The decrease was due to the significant losses in convertibles and long/short and event and risk arbitrage strategies and weaker performance in the cash business, partially offset by fair value gains of CHF 188 million on Credit Suisse debt compared with fair value losses of CHF 50 million in 2Q08.

Other
YoY: Up from CHF (306) million to CHF (204) million
The increase was primarily due to lower net valuation reductions of CHF 124 million on our leveraged finance bridge commitments, partially offset by lower gains from private equity-related investments not managed as part of Asset Management.

QoQ: From CHF 340 million to CHF (204) million
The decrease was primarily due to net valuation reductions on our leveraged finance bridge commitments of CHF 124 million compared to net valuation gains of CHF 308 million in 2Q08.
Provision for credit losses
YoY: Up from CHF 20 million to CHF 119 million
The increase was driven primarily by additional provisions relating to a guarantee provided in a prior year to a third-party bank.
QoQ: Up from CHF 50 million to CHF 119 million
The increase was driven primarily by additional provisions relating to a guarantee provided in a prior year to a third-party bank.
Operating expenses
Compensation and benefits
YoY: Up 78% from CHF 839 million to CHF 1,492 million
A nominal performance-related compensation accrual was recorded in 3Q08. The increase primarily reflected the very low performance-related compensation in 3Q07 when the credit crisis began, following a record first half.

QoQ: Down 39% from CHF 2,462 million to CHF 1,492 million
The decrease was due to lower performance-related compensation reflecting the negative results.
General and administrative expenses
YoY: Down 13% from CHF 864 million to CHF 751 million
The decrease reflected a decline in expense provisions due to a release from our reserve for certain private litigation matters of CHF 73 million (refer to note 23 – Litigation in V - Condensed consolidated financial statements – unaudited). In addition, travel and entertainment declined due to lower firm-wide travel, and professional fees declined due to lower fees paid to recruiting firms.

QoQ: Up 15% from CHF 652 million to CHF 751 million
The increase primarily reflected a lower release in expense provisions due to the net litigation credit of CHF 134 million in 2Q08, which included a release from our reserve for certain private litigation matters partially offset by the charge related to the Parmalat settlement.

Personnel
Headcount increased by 800, primarily driven by an increase in our shared services functions, in order to maintain appropriate staffing levels, and seasonal recruitment in fixed income, equity and investment banking. We continue to rebalance our business by shifting resources to focus on areas we have identified as growth opportunities.

Asset Management
We recorded a loss before taxes of CHF 58 million, including private equity and other investment-related losses of CHF 109 million and net valuation reductions from securities purchased from our money market funds of CHF 36 million. The gross margin before these net valuation reductions and losses was stable. We continued to demonstrate positive momentum in our leading alternative investment business with successful capital raising activities during the quarter, despite challenging conditions.

Results

				in / end of		% change			in / end of	% change

	3Q08	2Q08		3Q07	QoQ	YoY	9M08		9M07	YoY

Statements of income (CHF million)

Net revenues [1]	453	739		594	(39)	(24)	1,255		2,223	(44)

Provision for credit losses	0	0		0	–	–	0		0	–

Compensation and benefits	294	336	[2]	287	(13)	2	934	[2]	897	4

General and administrative expenses	146	160		167	(9)	(13)	457		424	8

Commission expenses	71	76		95	(7)	(25)	223		301	(26)

Total other operating expenses	217	236		262	(8)	(17)	680		725	(6)

Total operating expenses	511	572		549	(11)	(7)	1,614		1,622	0

Income/(loss) before taxes	(58)	167		45	–	–	(359)		601	–

Statement of income metrics (%)

Compensation/revenue ratio	64.9	45.5		48.3	–	–	74.4		40.4	–

Non-compensation/revenue ratio	47.9	31.9		44.1	–	–	54.2		32.6	–

Cost/income ratio	112.8	77.4		92.4	–	–	128.6		73.0	–

Pre-tax income margin	(12.8)	22.6		7.6	–	–	(28.6)		27.0	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,628	2,294		2,226	15	18	2,460		2,140	15

Pre-tax return on average utilized economic capital (%) [3]	(7.0)	30.9		10.5	–	–	(17.7)		40.0	–

Balance sheet statistics (CHF million)

Total assets	24,210	24,834		32,457	(3)	(25)	24,210		32,457	(25)

Goodwill	2,412	2,116		2,332	14	3	2,412		2,332	3

Number of employees (full-time equivalents)

Number of employees	3,600	3,700		3,400	(3)	6	3,600		3,400	6

1 Includes valuation gains/(reductions) of CHF (36) million, CHF 79 million, CHF (146) million, CHF (523) million and CHF (146) million in 3Q08, 2Q08, 3Q07, 9M08 and 9M07, respectively, from securities purchased from our money market funds. 2 Includes severance costs of CHF 23 million in 2Q08. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

				in / end of		% change			in / end of	% change

	3Q08		2Q08	3Q07	QoQ	YoY	9M08		9M07	YoY

Net revenue detail (CHF million)

Equities	73		82	85	(11)	(14)	237		302	(22)

Fixed income	83		70	104	19	(20)	232		294	(21)

Securities purchased from our money market funds	(36)		79	(146)	–	(75)	(523)		(146)	258

Other [1]	4		31	60	(87)	(93)	71		180	(61)

Global investors	124		262	103	(53)	20	17		630	(97)

Multi-asset class solutions	150		151	166	(1)	(10)	456		492	(7)

Private equity	91	[2]	36	74	153	23	228	[2]	185	23

Real estate	70		54	54	30	30	188		164	15

Credit strategies	28		24	39	17	(28)	84		104	(19)

Hedge fund strategies	51		68	86	(25)	(41)	183		253	(28)

Other [3]	48		94	13	(49)	269	177		19	–

Alternative investment strategies	288		276	266	4	8	860		725	19

Net revenues before private equity and other investment-related gains/(losses)	562		689	535	(18)	5	1,333		1,847	(28)

Private equity and other investment-related gains/(losses)	(109)		50	59	–	–	(78)		376	–

Net revenues	453		739	594	(39)	(24)	1,255		2,223	(44)

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains/(losses)	37		45	29	–	–	29		34	–

Gross margin on private equity and other investment- related gains/(losses)	(7)		3	3	–	–	(2)		7	–

Gross margin	30		48	32	–	–	27		41	–

Net margin (pre-tax)	(4)		11	2	–	–	(8)		11	–

1 Includes institutional pension advisory business and Credit Suisse (Brasil). 2 Includes a CHF 49 million loss from the investment in Ospraie. 3 Includes Hedging-Griffo.

Operating environment
The dysfunctional credit markets and the loss of investor confidence resulted in significant risk reduction by participants in the global financial markets, evidenced by the flow of capital from developed and emerging equity markets into government bond markets. This flight to quality was associated with a strengthening of the US dollar in the foreign exchange markets, especially against the euro, the Swiss franc and pound sterling. Emerging equity markets were particularly impacted, with the Chinese, Brazilian and Russian markets significantly lower during the quarter.

A decline in demand resulted in a fall in commodity prices, particularly oil, putting global commodity funds under performance pressure.
The general lack of liquidity caused the money market industry to experience severe redemption pressure. Several money market funds closed as a result of this pressure and also due to their values falling below the one US dollar share price paid by investors. The US Department of the Treasury established a temporary guarantee for certain US money market funds to stabilize the market and relieve redemption pressure.

Within private equity, the cost and the lack of available credit reduced larger-size deal activity on both the buy and sell side, however, there was an increase in investment opportunities in the mezzanine fund business. Market conditions generally led to valuation reductions in private equity investments.

Hedge funds declined worldwide in all three months of 3Q08, with most strategies posting negative returns as global equities and commodity prices experienced a change in trend combined with extreme volatility amid heightened concerns about the global economy. Investors reduced their exposures to hedge funds. In addition, the temporary ban on certain short selling restricted the strategies of some hedge funds.

For further information, refer to I – Credit Suisse results – Operating Environment.
Results summary
In 3Q08, the loss before taxes was CHF 58 million compared to income before taxes of CHF 45 million in 3Q07, reflecting private equity and other investment-related losses of CHF 109 million and net valuation reductions from securities purchased from our money market funds of CHF 36 million. We continued to substantially manage down our exposure to securities purchased from our money market funds.

Net revenues were CHF 453 million, down CHF 141 million, or 24%, compared to 3Q07. Net revenues before securities purchased from our money market funds and private equity and other investment-related losses were CHF 598 million, down CHF 83 million, or 12%, from 3Q07, primarily reflecting a significant decline in average assets under management in global investors and multi-asset class solutions, partly offset by lower allocated costs and modest revenue growth in alternative investment strategies. The alternative investment results reflected CHF 49 million in losses from our investment in Ospraie, a private equity management company, which mostly offset the positive effects from growing asset-based fees. Asset management and administrative fees were higher for alternative investments across most strategies. Private equity and other investment-related losses were CHF 109 million compared to a gain of CHF 59 million in 3Q07.

Total operating expenses were CHF 511 million, down CHF 38 million, or 7%, compared to 3Q07. Compensation and benefits were stable. General and administrative expenses decreased CHF 21 million, or 13%, mostly due to lower professional fees.

Assets under management were CHF 577.8 billion as of the end of 3Q08, down CHF 27.2 billion, or 4.5%, from 2Q08, primarily reflecting adverse market movements and net asset outflows, offset in part by positive foreign exchange-related movements. Compared to 3Q07, assets under management were down CHF 136.3 billion, or 19.1%, primarily reflecting net asset outflows and adverse market and foreign exchange-related movements. Net asset outflows of CHF 16.5 billion in 3Q08 primarily reflected net outflows of CHF 8.6 billion in fixed income, CHF 5.1 billion in multi-asset class solutions, CHF 2.3 billion in money market assets and CHF 1.7 billion in equities, partly offset by inflows of CHF 2.2 billion in alternative investments.

In September, a money market fund advised by us was under redemption pressure related to the deteriorating money and credit markets. In order to provide liquidity, we invested USD 2.2 billion (CHF 2.5 billion) in units issued by the fund. This fund is an SEC-registered 2a-7 fund invested in commercial paper and other short-term securities rated at least A1/P1.

Compared to 2Q08, income before taxes decreased CHF 225 million, primarily reflecting the private equity and other investment-related losses in 3Q08 compared to gains of CHF 50 million in 2Q08, semi-annual performance-based fees recorded in 2Q08 and net valuation reductions on securities purchased from our money market funds compared to gains of CHF 79 million in 2Q08. This was partly offset by lower allocated costs. Total operating expenses were down CHF 61 million, or 11%, primarily due to lower compensation and benefits.

Securities purchased from our money market funds
In the second half of 2007, we repositioned our money market funds by purchasing securities from these funds with the intent to eliminate structured investment vehicle (SIV), ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. We had no legal obligation to purchase these securities. Net valuation reductions on these securities were CHF 36 million in 3Q08, including gains on hedges.

As of the end of 3Q08, the fair value of our balance sheet exposure from these purchased securities was CHF 1.0 billion, down CHF 504 million, or 33%, from 2Q08, mainly due to the restructuring of a large SIV position. The majority of our exposure is mortgage-backed, and CHF 53 million is US subprime compared to CHF 165 million as of the end of 2Q08.

Of the CHF 1.0 billion balance sheet exposure, CHF 680 million were securities issued by SIVs, of which the largest single position is CHF 598 million. ABS exposures were CHF 202 million, with the two largest positions totaling CHF 169 million. Corporate securities, most of which are floating rate notes, totaled CHF 136 million.

Results before securities purchased from our money market funds

			in / end of		% change		in / end of	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Statements of income (CHF million)

Net revenues before private equity and other investment-related gains/(losses)	598	610	681	(2)	(12)	1,856	1,993	(7)

Private equity and other investment-related gains/(losses)	(109)	50	59	–	–	(78)	376	–

Net revenues	489	660	740	(26)	(34)	1,778	2,369	(25)

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	294	336	287	(13)	2	934	897	4

Total other operating expenses	217	236	262	(8)	(17)	680	725	(6)

Total operating expenses	511	572	549	(11)	(7)	1,614	1,622	0

Income/(loss) before taxes	(22)	88	191	–	–	164	747	(78)

Statement of income metrics (%)

Compensation/revenue ratio	60.1	50.9	38.8	–	–	52.5	37.9	–

Non-compensation/revenue ratio	44.4	35.8	35.4	–	–	38.2	30.6	–

Cost/income ratio	104.5	86.7	74.2	–	–	90.8	68.5	–

Pre-tax income margin	(4.5)	13.3	25.8	–	–	9.2	31.5	–

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains/(losses)	39	40	37	–	–	40	37	–

Gross margin on private equity and other investment- related gains/(losses)	(7)	3	3	–	–	(2)	7	–

Gross margin	32	43	40	–	–	38	44	–

Net margin (pre-tax)	(1)	6	10	–	–	4	14	–

Management believes that results before securities purchased from our money market funds is meaningful as it more appropriately reflects the performance of the ongoing business.

Securities purchased from our money market funds

	Fair value end of 2Q08	Purchased	Net gains/ (losses)		Sold	Matured/ restruc- tured	Foreign exchange	Fair value end of 3Q08

CP, bonds and other securities issued by (CHF million)

Structured investment vehicles	1,073	0	(12)		0	(453)	72	680

Asset-backed securities vehicles	264	0	(25)		(35)	(25)	23	202

Corporates	185	0	(2)		(62)	0	15	136

Total	1,522	0	(39)	[1]	(97)	(478)	110	1,018

1 Excluding CHF 3 million relating to hedging gains.

Revenue details on securities purchased from our money market funds

			in / end of		% change		in / end of	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Revenue details (CHF million)

Realized gains/(losses)	(1)	(57)	(12)	(98)	(92)	(98)	(12)	–

Unrealized gains/(losses)	(35)	136	(134)	–	(74)	(425)	(134)	217

Net gains/(losses) on securities purchased from our money market funds	(36)	79	(146)	–	(75)	(523)	(146)	258

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. The pre-tax income margin was (12.8)% in 3Q08, compared to 7.6% in 3Q07 and 22.6% in 2Q08. The pre-tax income margin before securities purchased from our money market funds and private equity and other investment-related gains/(losses) was 14.5% in 3Q08, compared to 19.4% in 3Q07 and 6.2% in 2Q08.

Net new asset growth rate
In 3Q08, the annualized growth rate was (10.9)%, compared to (11.2)% in 3Q07 and (2.5)% in 2Q08, and the rolling four-quarter average growth rate was (9.2)%, compared to 3.9% in 3Q07 and (9.3)% in 2Q08.

Gross margin
The gross margin on assets under management was 30 basis points in 3Q08, compared to 32 basis points in 3Q07 and 48 basis points in 2Q08. The gross margin on assets under management before securities purchased from our money market funds and private equity and other investment-related gains/(losses) was 39 basis points in 3Q08, compared to 37 basis points in 3Q07 and 40 basis points in 2Q08.

Initiatives and achievements
In 3Q08, we were awarded diverse mandates and realized the following opportunities for growth and diversification:
– We acquired over 80% of Asset Management Finance Corporation (AMF) for USD 384 million (CHF 423 million). AMF provides capital to asset managers in exchange for a non-voting, limited-term interest in a manager’s future revenues. Founded in 2003 and headquartered in New York, AMF has a portfolio that consists of a diversified group of asset managers seeking funding for a broad range of initiatives including owner liquidity, internal equity transfers, management buy-outs and other strategic initiatives.

– DLJ Merchant Banking Partners announced two significant transactions in Europe. In Italy, we acquired Guala Closures in a joint transaction with Intesa San Paolo. Guala Closures is the global market leader in safety and anti-counterfeiting closures for spirits in emerging markets and the global leader in screw-cap closures for wine. In the UK, we closed the acquisition of Education and Adventure Travel, the leading independent provider of educational and activity based courses and tours to schools in the UK.

– In one of the largest private equity deals in the Indian real estate sector this year, we committed to invest USD 113 million (CHF 127 million) in a minority stake in Hyderabad-based Indu Projects, a leader in the construction and real estate sector in Andhra Pradesh.

– In Benelux, we were awarded a EUR 140 million (CHF 220 million) private equity fund of funds investment mandate by the pension fund of Dutch retailer Royal Ahold.
Results detail
The following provides a comparison of our 3Q08 results versus 3Q07 (YoY) and versus 2Q08 (QoQ).
Net revenues
Net revenues before private equity and other investment-related gains include asset management fees, performance-based fees, fees from fund administration services provided to clients and realized and unrealized gains and losses on securities purchased from our money market funds. Private equity and other investment-related gains/(losses) include realized and unrealized gains and losses on investments and performance-related carried interest.

Global investors
YoY: Up 20% from CHF 103 million to CHF 124 million
The increase was primarily due to net valuation reductions of CHF 36 million in 3Q08, compared to CHF 146 million in 3Q07, on securities purchased from our money market funds. Excluding securities purchased from our money market funds, revenues declined, primarily due to lower fees from our Luxembourg-based funds, reflecting weak performance, and lower fixed income and equities revenues reflecting lower average assets under management.

QoQ: Down 53% from CHF 262 million to CHF 124 million
The decrease was mainly due to the net valuation reductions of CHF 36 million on securities purchased from our money market funds in 3Q08 compared to valuation gains of CHF 79 million in 2Q08. Excluding securities purchased from our money market funds, revenues declined, primarily due to the lower fees from our Luxembourg-based funds and lower equity revenues reflecting lower average assets under management. This was partially offset by increased fixed income revenues, reflecting lower allocated costs.

Assets under management - Asset Management

			in / end of		% change		in / end of		% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07		YoY

Assets under management (CHF billion)

Equities	27.7	33.7	43.8	(17.8)	(36.8)	27.7	43.8		(36.8)

Fixed income	145.7	155.7	210.9	(6.4)	(30.9)	145.7	210.9		(30.9)

Other [1]	81.6	84.1	112.3	(3.0)	(27.3)	81.6	112.3		(27.3)

Global investors	255.0	273.5	367.0	(6.8)	(30.5)	255.0	367.0		(30.5)

Multi-asset class solutions	152.7	163.9	186.0	(6.8)	(17.9)	152.7	186.0		(17.9)

Private equity	41.1	32.5	30.1	26.5	36.5	41.1	30.1		36.5

Real estate	38.0	37.4	33.9	1.6	12.1	38.0	33.9		12.1

Credit strategies	16.9	19.9	28.3	(15.1)	(40.3)	16.9	28.3		(40.3)

Hedge fund strategies	60.8	63.9	64.5	(4.9)	(5.7)	60.8	64.5		(5.7)

Other [2]	13.3	13.9	4.3	(4.3)	209.3	13.3	4.3		209.3

Alternative investment strategies	170.1	167.6	161.1	1.5	5.6	170.1	161.1		5.6

Assets under management	577.8	605.0	714.1	(4.5)	(19.1)	577.8	714.1		(19.1)

of which discretionary assets	508.0	534.6	610.9	(5.0)	(16.8)	508.0	610.9		(16.8)

of which advisory assets	69.8	70.4	103.2	(0.9)	(32.4)	69.8	103.2		(32.4)

Assets under management by currency (CHF billion)

USD	169.3	167.0	211.3	1.4	(19.9)	169.3	211.3		(19.9)

EUR	93.3	101.6	107.5	(8.2)	(13.2)	93.3	107.5		(13.2)

CHF	252.5	260.0	306.3	(2.9)	(17.6)	252.5	306.3		(17.6)

Other	62.7	76.4	89.0	(17.9)	(29.6)	62.7	89.0		(29.6)

Assets under management	577.8	605.0	714.1	(4.5)	(19.1)	577.8	714.1		(19.1)

Growth in assets under management (CHF billion)

Net new assets	(16.5)	(3.8)	(20.9)	–	–	(40.5)	28.5		–

Market movements	(21.7)	3.8	(7.0)	–	–	(51.9)	17.2		–

Currency	12.7	11.2	(6.7)	–	–	(13.1)	0.3		–

Other	(1.7)	(6.6)	(0.9)	–	–	(8.0)	(1.8)	[3]	–

Total other effects	(10.7)	8.4	(14.6)	–	–	(73.0)	15.7		–

Growth in assets under management	(27.2)	4.6	(35.5)	–	–	(113.5)	44.2		–

Growth in assets under management (annualized) (%)

Net new assets	(10.9)	(2.5)	(11.2)	–	–	(7.8)	5.7		–

Total other effects	(7.1)	5.6	(7.8)	–	–	(14.1)	3.1	[3]	–

Growth in assets under management	(18.0)	3.1	(19.0)	–	–	(21.9)	8.8		–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(9.2)	(9.3)	3.9	–	–	–	–		–

Total other effects	(9.9)	(10.0)	4.4	–	–	–	–		–

Growth in assets under management (rolling four-quarter average)	(19.1)	(19.3)	8.3	–	–	–	–		–

Private equity investments (CHF billion)

Private equity investments	4.7	4.1	3.0	14.6	56.7	4.7	3.0		56.7

The classification of assets is based upon the classification of the fund manager.
1 Includes institutional pension advisory business and Credit Suisse (Brasil). 2 Includes Hedging-Griffo. 3 Includes outflows as a result of the sale of the insurance business.

Multi-asset class solutions
YoY: Down 10% from CHF 166 million to CHF 150 million
The decrease was mainly due to lower fees as a result of lower average assets under management, mainly from traditional mandates and funds, partly offset by higher fees from our alternative and derivative mandates and funds.

QoQ: Down 1% from CHF 151 million to CHF 150 million
The decrease reflected lower revenues from traditional mandates and funds, mostly offset by increases in total return solutions.
Alternative investment strategies
YoY: Up 8% from CHF 266 million to CHF 288 million
The increase primarily reflected lower allocated costs and higher asset management and administrative fees across most strategies, mostly offset by CHF 49 million in losses from our investment in the Ospraie management company, which was adversely impacted by the closing of one of its major funds, and lower results in our hedge funds strategies.

QoQ: Up 4% from CHF 276 million to CHF 288 million
The increase was primarily due to significantly lower allocated costs and higher asset management and administrative fees across most strategies, mostly offset by the absence of semi-annual performance-based fees, primarily from Hedging-Griffo, and the Ospraie loss.

Private equity and other investment-related gains
YoY: From CHF 59 million to CHF (109) million
The decrease was primarily due to the adverse effects of the credit crisis on valuations and exit strategies. Included in this were unrealized losses on China-related public company investments, credit and real estate funds and public energy-related investments.

QoQ: From CHF 50 million to CHF (109) million
The decrease was primarily due to unrealized losses on credit funds, public energy and emerging market-related investments and real estate funds.
Operating expenses
Compensation and benefits
YoY: Up 2% from CHF 287 million to CHF 294 million
Compensation and benefits were stable.
QoQ: Down 13% from CHF 336 million to CHF 294 million
The decrease was due to lower performance-related compensation and severance costs.
General and administrative expenses
YoY: Down 13% from CHF 167 million to CHF 146 million
The decrease was primarily due to lower professional fees, as most general and administrative expenses were stable.
QoQ: Down 9% from CHF 160 million to CHF 146 million
The decrease was primarily due to lower professional fees and lower costs from Hedging-Griffo, offset in part by higher provisions for litigation, reflecting a release of provisions in 2Q08.
Personnel
Headcount was up 200 from 3Q07, which did not include Hedging-Griffo. Since 3Q07, we have continued to hire investment talent and build product development and distribution capabilities, particularly in alternative investment strategies. Headcount compared to 2Q08 was down 100 due to headcount reductions in line with our strategy.

III – Overview of Results and Assets under Management
Results
Assets under Management
Results

													Private Banking					Investment Banking						Asset Management						Corporate Center				Core Results	[1]			Credit Suisse

				Wealth Management					Corporate & Retail Banking

in / end of period	3Q08		2Q08	3Q07	3Q08		2Q08		3Q07	3Q08		2Q08	3Q07	3Q08		2Q08		3Q07		3Q08		2Q08		3Q07		3Q08		2Q08		3Q07		3Q08	2Q08	3Q07		3Q08	2Q08	3Q07

Statements of income (CHF million)

Net revenues	2,137		2,278	2,344	1,011	[2]	987	[2]	981	3,148		3,265	3,325	(515)	[3]	3,740	[3]	2,097	[3]	453	[4]	739	[4]	594	[4]	23		86		4		3,109	7,830	6,020		2,770	8,137	6,842

Provision for credit losses	3		0	(1)	10		(5)		(16)	13		(5)	(17)	119		50		20		0		0		0		(1)		0		1		131	45	4		131	45	4

Compensation and benefits	790		814	812	332		346		340	1,122		1,160	1,152	1,492		2,462		839		294		336	[5]	287		62		103		76		2,970	4,061	2,354		2,980	4,076	2,392

General and administrative expenses	810	[6]	473	437	243		225		236	1,053	[6]	698	673	751	[7]	652	[7]	864		146		160		167		(17)		33		8		1,933	1,543	1,712		1,949	1,565	1,743

Commission expenses	145		161	196	26		31		32	171		192	228	348		295		368		71		76		95		(22)		47		(24)		568	610	667		568	610	667

Total other operating expenses	955		634	633	269		256		268	1,224		890	901	1,099		947		1,232		217		236		262		(39)		80		(16)		2,501	2,153	2,379		2,517	2,175	2,410

Total operating expenses	1,745		1,448	1,445	601		602		608	2,346		2,050	2,053	2,591		3,409		2,071		511		572		549		23		183		60		5,471	6,214	4,733		5,497	6,251	4,802

Income/(loss) before taxes	389		830	900	400		390		389	789		1,220	1,289	(3,225)		281		6		(58)		167		45		1		(97)		(57)		(2,493)	1,571	1,283		(2,858)	1,841	2,036

Income tax expense/(benefit)	–		–	–	–		–		–	–		–	–	–		–		–		–		–		–		–		–		–		(1,261)	297	(32)		(1,261)	297	(32)

Minority interests	–		–	–	–		–		–	–		–	–	–		–		–		–		–		–		–		–		–		29	59	13		(336)	329	766

Net income/(loss)	–		–	–	–		–		–	–		–	–	–		–		–		–		–		–		–		–		–		(1,261)	1,215	1,302		(1,261)	1,215	1,302

Statement of income metrics (%)

Compensation/revenue ratio	37.0		35.7	34.6	32.8		35.1		34.7	35.6		35.5	34.6	–		65.8		40.0		64.9		45.5		48.3		–		–		–		95.5	51.9	39.1		107.6	50.1	35.0

Non-compensation/revenue ratio	44.7		27.8	27.0	26.6		25.9		27.3	38.9		27.3	27.1	–		25.3		58.8		47.9		31.9		44.1		–		–		–		80.4	27.5	39.5		90.9	26.7	35.2

Cost/income ratio	81.7		63.6	61.6	59.4		61.0		62.0	74.5		62.8	61.7	–		91.1		98.8		112.8		77.4		92.4		–		–		–		176.0	79.4	78.6		198.4	76.8	70.2

Pre-tax income margin	18.2		36.4	38.4	39.6		39.5		39.7	25.1		37.4	38.8	–		7.5		0.3		(12.8)		22.6		7.6		–		–		–		(80.2)	20.1	21.3		(103.2)	22.6	29.8

Effective tax rate	–		–	–	–		–		–	–		–	–	–		–		–		–		–		–		–		–		–		50.6	18.9	(2.5)		44.1	16.1	(1.6)

Net income margin	–		–	–	–		–		–	–		–	–	–		–		–		–		–		–		–		–		–		(40.6)	15.5	21.6		(45.5)	14.9	19.0

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,100		2,090	1,826	3,618		3,432		3,420	5,718		5,522	5,246	17,562		16,580		20,221		2,628		2,294		2,226		997	[8]	767	[8]	803	[8]	26,864	25,122	28,477		26,864	25,122	28,477

Pre-tax return on average utilized economic capital (%) [9]	75.9		160.4	199.3	44.3		45.5		45.6	55.9		89.0	99.1	(72.7)		7.5		1.2		(7.0)		30.9		10.5		–		–		–		(36.3)	25.8	19.1		(41.8)	30.1	29.7

Post-tax return on average utilized economic capital (%) [9]	–		–	–	–		–		–	–		–	–	–		–		–		–		–		–		–		–		–		(18.2)	19.9	19.2		(18.2)	19.9	19.2

Balance sheet statistics (CHF million)

Total assets	277,206		262,709	261,277	117,438		112,355		109,447	394,644		375,064	370,724	1,180,743		1,021,587		1,156,573		24,210		24,834		32,457		(224,117)		(207,276)		(198,677)		1,375,480	1,214,209	1,361,077		1,393,599	1,229,825	1,376,442

Net loans	82,672		79,048	76,093	104,562		101,549		97,256	187,234		180,597	173,349	61,308		54,011		53,097		–		–		–		117		123		513		248,659	234,731	226,959		248,659	234,731	226,959

Goodwill	652		645	613	181		181		181	833		826	794	7,424		6,864		7,551		2,412		2,116		2,332		–		–		–		10,669	9,806	10,677		10,669	9,806	10,677

Number of employees (full-time equivalents)

Number of employees	15,600		15,100	13,900	9,100		9,000		8,900	24,700		24,100	22,800	21,300		20,500		20,300		3,600		3,700		3,400		700		700		700		50,300	49,000	47,200		50,300	49,000	47,200

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without significant economic interest. 2 Includes fair value gains/(losses) on a synthetic collateralized loan portfolio of CHF 7 million and CHF (18) million in 3Q08 and 2Q08, respectively. 3 Includes combined net valuation reductions of CHF 2,428 million, CHF 22 million and CHF 1,219 million in 3Q08, 2Q08 and 3Q07, respectively, relating to leveraged finance and structured products. 4 Includes a CHF 49 million loss from the investment in Ospraie in 3Q08. Includes net valuation gains/(reductions) of CHF (36) million, CHF 79 million and CHF (146) million in 3Q08, 2Q08 and 3Q07, respectively, from securities purchased from our money market funds. 5 Includes severance costs of CHF 23 million. 6 Includes ARS provisions of CHF 310 million. 7 Includes a release from the reserve for certain private litigation matters of CHF 73 million in 3Q08 and a net credit pertaining to litigation of CHF 134 million in 2Q08. 8 Includes diversification benefit. 9 Calculated using a return excluding interest costs for allocated goodwill.

Assets under Management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the investment advice is provided, as well as in the segment in which distribution takes place. Any duplication of assets managed on behalf of other segments is eliminated at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 3Q08, assets under management amounted to CHF 1,370.0 billion, down CHF 41.9 billion, or 3.0%, compared to the end of 2Q08, reflecting adverse market movements, partially offset by favorable foreign exchange-related movements. Compared to the end of 3Q07, assets under management were down CHF 201.3 billion, or 12.8%, primarily reflecting adverse market and foreign exchange-related movements.

In Private Banking, assets under management were down CHF 22.5 billion, or 2.4%, compared to the end of 2Q08, and down CHF 87.4 billion, or 8.8%, compared to the end of 3Q07. In Asset Management, assets under management were down CHF 27.2 billion, or 4.5%, compared to the end of 2Q08, and decreased CHF 136.3 billion, or 19.1%, compared to the end of 3Q07. For further information, refer to II – Results by division – Private Banking and – Asset Management.

Assets under management and client assets

				end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Assets under management (CHF billion)

Wealth Management	751.2	773.5	838.6	834.7	(2.9)	(10.4)	(10.0)

Corporate & Retail Banking	153.1	153.3	156.8	157.0	(0.1)	(2.4)	(2.5)

Private Banking	904.3	926.8	995.4	991.7	(2.4)	(9.2)	(8.8)

Asset Management	577.8	605.0	691.3	714.1	(4.5)	(16.4)	(19.1)

Assets managed on behalf of other segments	(112.1)	(119.9)	(132.0)	(134.5)	(6.5)	(15.1)	(16.7)

Assets under management	1,370.0	1,411.9	1,554.7	1,571.3	(3.0)	(11.9)	(12.8)

of which discretionary assets	586.0	613.7	678.8	701.4	(4.5)	(13.7)	(16.5)

of which advisory assets	784.0	798.2	875.9	869.9	(1.8)	(10.5)	(9.9)

Client assets (CHF billion)

Wealth Management	824.1	849.4	928.8	920.0	(3.0)	(11.3)	(10.4)

Corporate & Retail Banking	217.7	219.5	230.6	234.1	(0.8)	(5.6)	(7.0)

Private Banking	1,041.8	1,068.9	1,159.4	1,154.1	(2.5)	(10.1)	(9.7)

Asset Management	588.4	633.8	721.7	749.3	(7.2)	(18.5)	(21.5)

Assets managed on behalf of other segments	(112.1)	(119.9)	(132.0)	(134.5)	(6.5)	(15.1)	(16.7)

Client assets	1,518.1	1,582.8	1,749.1	1,768.9	(4.1)	(13.2)	(14.2)

Growth in assets under management

in

	3Q08	2Q08	3Q07		9M08	9M07

Growth in assets under management (CHF billion)

Wealth Management	11.3	15.4	9.7		40.2	38.2

Corporate & Retail Banking	3.2	2.0	2.4		8.8	1.2

Private Banking	14.5	17.4	12.1		49.0	39.4

Asset Management	(16.5)	(3.8)	(20.9)		(40.5)	28.5

Assets managed on behalf of other segments	3.5	0.4	(0.9)		2.8	(7.0)

Net new assets	1.5	14.0	(9.7)		11.3	60.9

Wealth Management	(33.6)	8.7	(35.5)	[1]	(127.6)	12.3	[1]

Corporate & Retail Banking	(3.4)	1.1	(1.1)		(12.5)	(0.3)

Private Banking	(37.0)	9.8	(36.6)		(140.1)	12.0

Asset Management	(10.7)	8.4	(14.6)		(73.0)	15.7	[2]

Assets managed on behalf of other segments	4.3	(0.8)	3.2		17.1	(2.4)

Other effects	(43.4)	17.4	(48.0)		(196.0)	25.3

Wealth Management	(22.3)	24.1	(25.8)		(87.4)	50.5

Corporate & Retail Banking	(0.2)	3.1	1.3		(3.7)	0.9

Private Banking	(22.5)	27.2	(24.5)		(91.1)	51.4

Asset Management	(27.2)	4.6	(35.5)		(113.5)	44.2

Assets managed on behalf of other segments	7.8	(0.4)	2.3		19.9	(9.4)

Total growth in assets under management	(41.9)	31.4	(57.7)		(184.7)	86.2

Growth in assets under management (annualized) (%)

Wealth Management	5.8	8.2	4.5		6.4	6.5

Corporate & Retail Banking	8.3	5.3	6.0		7.5	1.0

Private Banking	6.3	7.7	4.8		6.6	5.6

Asset Management	(10.9)	(2.5)	(11.2)		(7.8)	5.7

Assets managed on behalf of other segments	(11.7)	(1.3)	2.6		(2.8)	7.5

Net new assets	0.4	4.1	(2.4)		1.0	5.5

Wealth Management	(17.3)	4.6	(16.5)	[1]	(20.3)	2.1	[1]

Corporate & Retail Banking	(8.9)	2.9	(2.8)		(10.6)	(0.3)

Private Banking	(16.0)	4.4	(14.4)		(18.8)	1.7

Asset Management	(7.1)	5.6	(7.8)		(14.1)	3.1	[2]

Assets managed on behalf of other segments	(14.3)	2.7	(9.2)		(17.3)	2.6

Other effects	(12.3)	5.0	(11.8)		(16.8)	2.3

Wealth Management	(11.5)	12.8	(12.0)		(13.9)	8.6

Corporate & Retail Banking	(0.6)	8.2	3.2		(3.1)	0.7

Private Banking	(9.7)	12.1	(9.6)		(12.2)	7.3

Asset Management	(18.0)	3.1	(19.0)		(21.9)	8.8

Assets managed on behalf of other segments	(26.0)	1.4	(6.6)		(20.1)	10.1

Total growth in assets under management	(11.9)	9.1	(14.2)		(15.8)	7.8

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets. 2 Includes outflows as a result of the sale of the insurance business.

Growth in assets under management (continued)

in	3Q08	2Q08	3Q07

Growth in net new assets (rolling four-quarter average) (%)

Wealth Management	6.2	5.9	6.2

Corporate & Retail Banking	6.9	6.5	1.5

Private Banking	6.4	6.0	5.4

Asset Management	(9.2)	(9.3)	3.9

Assets managed on behalf of other segments	(2.3)	1.0	5.6

Growth in net new assets	0.0	(0.6)	4.7

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

We had strong net new assets in Private Banking, offset by net asset outflows in Asset Management. We recorded net new assets of CHF 1.5 billion in 3Q08, primarily due to net new assets of CHF 11.3 billion in Wealth Management from EMEA, the Americas and Asia/Pacific, as well as CHF 3.2 billion in Corporate & Retail Banking, from institutional and retail customers. These were offset by net asset outflows in Asset Management of CHF 16.5 billion primarily in global investors, mostly fixed income and money market assets, and multi-asset class solutions, partially offset by inflows in alternative investment strategies.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

IV – Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position and our capital remained strong with a BIS tier 1 ratio under Basel II of 10.4% as of the end of 3Q08.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to Treasury management in III – Balance sheet, Off-balance sheet, Treasury and Risk in the Credit Suisse Annual Report 2007.

Funding sources and uses
The challenging operating environment continued throughout 3Q08. In response, the Bank maintained its conservative liquidity and funding management strategy and strong capital base while the financial and credit markets deteriorated. The distribution of our unsecured funding remained consistent with the distribution as of the end of 2Q08, with the majority still from client deposits and long-term debt (refer to the chart “Unsecured funding distribution”). We have existing lending facilities with the Fed and Bank of England, and in 3Q08 we benefited from the expansion of eligible collateral under those facilities. As of the end of 3Q08, our liquid assets included CHF 81 billion of securities and similar assets accepted under central bank facilities. Client deposits, a particularly stable source of funds, covered 121% of total loans outstanding as of the end of 3Q08 (refer to the chart “Funding by asset category”).

Liquidity and funding policy
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative and which are described in III – Balance Sheet, Off-Balance Sheet, Treasury and Risk – Treasury management in the Credit Suisse Annual Report 2007. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time. In light of the continued deterioration in the credit markets, we took measures to further widen our funding sources by implementing enhanced credit facilities with central banks, such as the Primary Dealer Credit Facility with the Fed. These facilities have been tested and serve as a secondary source of liquidity if needed.

Debt issuances and redemptions
Our primary sources of liquidity are through consolidated entities, and funding through non-consolidated special purpose entities and asset securitization activity is immaterial. Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a samurai shelf registration statement in Japan. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 3Q08, the Bank issued CHF 10.8 billion of senior debt, including EUR 3.5 billion of senior debt in August, which was subsequently reopened for another EUR 150 million. Senior debt of CHF 1.7 billion matured and we redeemed CHF 40 million of subordinated debt. We did not issue long-term senior debt in the second half of 3Q08, as the deterioration in credit and financial markets intensified. The Bank's 2008 funding plan for long-term debt has been largely completed, and we raised a total of CHF 29 billion in the first nine months of 2008.

Capital management
Our capital position remained strong. Our consolidated BIS tier 1 ratio under Basel II was 10.4% as of the end of 3Q08, compared to 10.2% as of the end of 2Q08. Our economic capital coverage ratio was down ten percentage points from 140% in 2Q08 to 130% in 3Q08, due to increased utilized economic capital.

Shareholders’ equity
Our shareholders’ equity increased from CHF 36.8 billion as of the end of 2Q08 to CHF 39.0 billion as of the end of 3Q08, primarily due to the positive foreign exchange-related movements reflected in other comprehensive income, the issuance of CHF 0.4 billion of shares in the acquisition of AMF and the effect of share-based compensation, partly offset by the loss in 3Q08.

At the AGM on May 4, 2007, the shareholders approved a share buyback program of up to CHF 8 billion, of which CHF 4.1 billion, or 52%, were repurchased as of the end of 3Q08. During 3Q08, no common shares were repurchased. In light of the current market environment, we cancelled this buyback program in October.

Regulatory capital
The Basel Committee on Banking Supervision introduced significant changes to the international capital adequacy standards known as Basel II. These changes affect both risk-weighted assets and eligible capital, and the new standard is effective for us from January 1, 2008.

Credit Suisse has received approval from the SFBC to use the advanced internal ratings-based approach (A-IRB) for measuring credit risk and the advanced measurement approach (AMA) for measuring operational risk. Under the A-IRB for measuring credit risk, risk weights are determined by using internal risk parameters for probability of default, loss given default and transactional maturity. The exposure at default is either derived from balance sheet values or by using models.

Under Basel II, operational risk is included in risk-weighted assets. Under the AMA for measuring operational risk, we have identified key scenarios that describe major operational risks relevant for us using an event model.

Eligible capital (tier 1 and tier 2 capital) under Basel II is more affected by changes in deductions to shareholders’ equity than under Basel I. Under Basel II, intangible assets (except software) are deducted and a broader scope of securitization risk exposures and expected losses in excess of eligible provisions are deducted (50% from tier 1 capital and 50% from tier 2 capital).

For further information, refer to Treasury management in III – Balance sheet, Off-balance sheet, Treasury and Risk in the Credit Suisse Annual Report 2007.
In view of the current situation in the financial markets and the Swiss banking sector, the SFBC and the Swiss National Bank proposed regulations on minimum capital and leverage requirements for the large, multi-national Swiss banks. On October 16, 2008, we reached an agreement with the SFBC regarding future capital targets and leverage requirements, which will be phased in through January 1, 2013.

Consistent with the agreed requirements, we raised approximately CHF 10 billion of tier 1 capital from a small group of investors through the sale of treasury shares and the issuance of mandatory convertible bonds and non-dilutive hybrid tier 1 securities, increasing our tier 1 ratio as of September 30, 2008, on a pro-forma basis, to approximately 13.7%.

The capital issuance is comprised of CHF 3.2 billion from the sale of 93 million treasury shares, CHF 1.7 billion from the issuance of 50 million shares through mandatory convertible bonds and net proceeds of CHF 5.5 billion through the issuance of hybrid tier 1 capital. We are providing financing for an interim period for a portion of these investments.

Comparison of Basel I to Basel II as of 4Q07
The tier 1 ratio declined from 11.1% under Basel I to 10.0% under Basel II as of the end of 4Q07, primarily related to decreased tier 1 capital and increased risk-weighted assets. The total capital ratio decreased from 14.5% under Basel I to 12.9% under Basel II, in line with the impact on tier 1 capital, primarily from increased capital deductions.

Tier 1 and total capital declined CHF 2.5 billion, or 7%, and CHF 3.5 billion, or 8%, respectively, due to the deductions relating to intangible assets, increased securitization exposures and expected losses in excess of eligible provisions.

Total risk-weighted assets increased CHF 11.6 billion, or 4%, due to the inclusion of operational risk, offset in part by a decrease in credit risk. Risk-weighted assets derived from market risk and non-counterparty-related risk, primarily fixed assets, were mostly unchanged.

Regulatory capital in 3Q08
Our consolidated BIS tier 1 ratio under Basel II was 10.4% as of the end of 3Q08, compared to 10.2% as of the end of 2Q08, reflecting an increase in tier 1 capital partially offset by an increase in risk-weighted assets.

Tier 1 capital increased CHF 1.4 billion to CHF 32.2 billion, reflecting the translation impact of the appreciation of the US dollar against the Swiss franc, the reversal of all but a nominal amount of the dividend accrual and the issuance of CHF 0.3 billion of core tier 1 capital securities recorded in qualifying minority interests, mostly offset by the loss in 3Q08.

Risk-weighted assets increased CHF 6.3 billion to CHF 308.1 billion, primarily from the US dollar translation impact. Excluding the US dollar translation impact, market and credit risk declined. For further information refer to Risk management. Operational risk increased as a result of changes to the underlying data, reflecting events from the current market and credit environment.

Our total capital ratio under Basel II was 14.6% as of the end of 3Q08, compared to 14.3% as of the end of 2Q08, primarily reflecting the increase in tier 1 capital. Tier 2 capital increased CHF 0.4 billion, primarily due to increased lower tier 2 capital reflecting the foreign currency translation impact, partially offset by the amortization of subordinated debt for regulatory purposes.

The business of the Bank is substantially the same as the business of the Group. The trends for the Bank under Basel II are generally consistent with those for the Group.
Capital

						end of			% change

	3Q08		2Q08		4Q07	3Q07	QoQ	Ytd	YoY

Shares outstanding (million)

Common shares issued	1,134.2		1,174.2		1,162.4	1,162.2	(3)	(2)	(2)

Second trading line treasury shares [1]	–	[2]	(49.7)	[2]	(46.1)	(42.2)	100	100	100

Other treasury shares	(92.8)		(100.8)		(95.7)	(99.4)	(8)	(3)	(7)

Treasury shares	(92.8)		(150.5)		(141.8)	(141.6)	(38)	(35)	(34)

Shares outstanding	1,041.4		1,023.7		1,020.6	1,020.6	2	2	2

Par value (CHF)

Par value	0.04		0.04		0.04	0.04	0	0	0

Shareholders' equity (CHF million)

Common shares	45		46		46	46	(2)	(2)	(2)

Additional paid-in capital	25,346		25,235		24,553	24,010	0	3	6

Retained earnings	25,472		29,957		33,670	33,127	(15)	(24)	(23)

Second trading line treasury shares, at cost	–		(4,123)		(3,918)	(3,641)	100	100	100

Other treasury shares, at cost	(5,281)		(5,677)		(5,460)	(5,726)	(7)	(3)	(8)

Treasury shares, at cost	(5,281)		(9,800)		(9,378)	(9,367)	(46)	(44)	(44)

Accumulated other comprehensive income	(6,559)		(8,590)		(5,692)	(5,851)	(24)	15	12

Total shareholders' equity	39,023		36,848		43,199	41,965	6	(10)	(7)

Goodwill	(10,669)		(9,806)		(10,882)	(10,677)	9	(2)	0

Other intangible assets	(568)		(585)		(444)	(507)	(3)	28	12

Tangible shareholders' equity [3]	27,786		26,457		31,873	30,781	5	(13)	(10)

Book value per share outstanding (CHF)

Total book value per share	37.47		35.99		42.33	41.12	4	(11)	(9)

Goodwill per share	(10.24)		(9.58)		(10.66)	(10.46)	7	(4)	(2)

Other intangible assets per share	(0.55)		(0.57)		(0.44)	(0.50)	(5)	25	10

Tangible book value per share	26.68		25.84		31.23	30.16	3	(15)	(12)

1 These shares were repurchased in connection with our share buyback program for subsequent cancellation upon shareholder approval. 2 On April 25, 2008, the shareholders of Credit Suisse Group approved the cancellation of these shares, which took place in 3Q08. 3 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

BIS statistics - Group

					Basel II	Basel I		Basel II % change

end of	3Q08		2Q08		4Q07	4Q07	QoQ	Ytd

Risk-weighted assets (CHF million)

Credit risk	237,570		228,056		252,400	270,266	4	(6)

Non-counterparty-related risk	7,186		6,989		7,304	7,262	3	(2)

Market risk	31,066		40,390		34,739	34,540	(23)	(11)

Operational risk	32,320		26,382		29,197	–	23	11

Risk-weighted assets	308,142		301,817		323,640	312,068	2	(5)

Eligible capital (CHF million)

Total shareholders' equity	39,023		36,848		43,199	43,199	6	(10)

Goodwill and intangible assets	(11,273)		(10,428)		(11,370)	(10,882)	8	(1)

Non-cumulative perpetual preferred securities and capital notes [1]	5,649	[2]	5,194	[2]	4,136	4,136	9	37

Qualifying minority interests	1,711		1,348		63	79	27	–

Capital deductions 50% from tier 1	(778)		(817)		(2,014)	(71)	(5)	(61)

Other adjustments	(2,162)		(1,350)		(1,774)	(1,724)	60	22

Tier 1 capital	32,170	[3]	30,795		32,240	34,737	4	0

Upper tier 2	3,329		3,252		2,860	2,860	2	16

Lower tier 2	10,170		9,915		8,515	8,565	3	19

Capital deductions 50% from tier 2	(778)		(817)		(2,014)	–	(5)	(61)

Tier 2 capital	12,721		12,350		9,361	11,425	3	36

Investments in non-consolidated banking and finance participations and credit enhancements	–		–		–	(989)	–	–

Investments in insurance entities (50%)	–		–		–	(71)	–	–

Total capital	44,891		43,145		41,601	45,102	4	8

Capital ratios (%)

Tier 1 ratio	10.4		10.2		10.0	11.1	–	–

Total capital ratio	14.6		14.3		12.9	14.5	–	–

1 The SFBC has advised that Credit Suisse Group may continue to include as tier 1 capital CHF 1.8 billion, CHF 1.7 billion and CHF 1.8 billion in 3Q08, 2Q08 and 4Q07, respectively, of equity from special purpose entities which are deconsolidated under FIN 46(R). 2 Hybrid tier 1 capital represented 17.1 % and 16.4% of adjusted tier 1 capital as of the end of 3Q08 and 2Q08, respectively. 3 Tier 1 capital benefited from the increase in shareholders’ equity and the issuance of the core tier 1 capital securities recorded in qualifying minority interests. This increase was partially offset by the decrease in other adjustments, reflecting an increase of the cumulative fair value gains on Credit Suisse debt, net of tax, partially offset by the reversal of all but a nominal annual dividend accrual.

BIS statistics - Bank

			Basel II	Basel I

end of	3Q08	2Q08	4Q07	4Q07

Capital ratios (%)

Tier 1 ratio	9.6	9.5	9.6	11.0

Total capital ratio	14.6	14.4	13.2	15.1

The SFBC has advised that the Bank may continue to include as tier 1 capital CHF 4.8 billion, CHF 4.4 billion and CHF 4.8 billion in 3Q08, 2Q08 and 4Q07, respectively, of equity from special purpose entities which are deconsolidated under FIN 46(R).

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is called economic capital because it measures risks in terms of economic realities rather than regulatory or accounting rules. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

Under Pillar II of the Basel II framework (also referred to as the Supervisory Review Process), banks are required to implement a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with their overall risk profile and the current operating environment. Our economic capital framework has an important role under Pillar II, as it represents our internal view of the amount of capital required to support our business activities.

Economic capital is calculated separately for position risk, operational risk and other risks. These three risks are used to determine our utilized economic capital and are defined as follows:
– Position risk: the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes);

– Operational risk: the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given, small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment; and

– Other risks: the risks not captured by the above, which include for example, expense risk, pension risk and owned real estate risk. Expense risk is defined as the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk. Pension risk is defined as the potential under-funding of our pension obligations in an extreme event and owned real estate risk is defined as the risk associated with the buildings we own.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q08, various enhancements were made to position risk methodologies. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impact of methodology changes on 2Q08 economic capital was an increase of approximately CHF 372 million, or 1%.

For details on the position risk enhancements, refer to Risk management – Economic capital.
Utilized economic capital trends
Over the course of 3Q08, our utilized economic capital increased 13%. This was mainly driven by the appreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, utilized economic capital increased 6%, mainly due to higher expense risk in the other risks category.

For Private Banking, utilized economic capital for Corporate & Retail Banking increased 6%, primarily due to increased emerging markets trade finance exposures, while Wealth Management was flat.
For Investment Banking, utilized economic capital increased 13%, mainly due to appreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, utilized economic capital increased 4%, mainly due to higher expense risk in the other risks category, partially offset by reductions in international lending and counterparty exposures, fixed income trading, equity trading and investments and real estate and structured assets position risks.

For Asset Management, utilized economic capital increased 22% due to appreciation of the US dollar against the Swiss franc, increased equity trading and investments position risk, including the acquisition of a majority interest in AMF, and higher expense risk. Excluding the US dollar translation impact, utilized economic capital increased 11%.

Corporate Center utilized economic capital increased 74% due to higher foreign exchange risk between available and utilized economic capital.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio decreased ten percentage points from 140% to 130% over 3Q08, primarily due to increased utilized economic capital as a result of the appreciation of the US dollar against the Swiss franc and higher expense risk in the other risks category. This was partially offset by increased economic capital resources due to an increase in tier 1 capital.

Economic capital

					in / end of			% change

	3Q08	2Q08	4Q07		3Q07	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital [1]	32,170	30,795	34,737		35,888	4	(7)	(10)

Economic adjustments	4,814	4,334	4,768		3,842	11	1	25

Economic capital resources	36,984	35,129	39,505		39,730	5	(6)	(7)

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	21,805	20,343	22,863		24,496	7	(5)	(11)

Operational risk	2,795	2,241	2,469		2,515	25	13	11

Other risks [2]	3,944	2,601	2,141		2,105	52	84	87

Utilized economic capital	28,544	25,185	27,473	[3]	29,116	13	4	(2)

Economic capital coverage ratio (%)

Economic capital coverage ratio	129.6	139.5	143.8	[3]	136.5	–	–	–

Utilized economic capital by segment (CHF million)

Wealth Management	2,097	2,104	1,923		1,863	0	9	13

Corporate & Retail Banking	3,715	3,521	3,463		3,436	6	7	8

Private Banking	5,812	5,625	5,386		5,299	3	8	10

Investment Banking	18,619	16,505	19,368	[3]	21,274	13	(4)	(12)

Asset Management	2,889	2,366	2,364		2,172	22	22	33

Corporate Center	1,266	729	358		381	74	254	232

Utilized economic capital - Credit Suisse [4]	28,544	25,185	27,473	[3]	29,116	13	4	(2)

Average utilized economic capital by segment (CHF million)

Wealth Management	2,100	2,090	1,892		1,826	0	11	15

Corporate & Retail Banking	3,618	3,432	3,450		3,420	5	5	6

Private Banking	5,718	5,522	5,342		5,246	4	7	9

Investment Banking	17,562	16,580	20,321	[3]	20,221	6	(14)	(13)

Asset Management	2,628	2,294	2,268		2,226	15	16	18

Corporate Center	997	767	369		803	30	170	24

Average utilized economic capital - Credit Suisse [5]	26,864	25,122	28,294	[3]	28,477	7	(5)	(6)

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 Under Basel II from January 1, 2008. Prior period ratios are reported under Basel I and are therefore not comparable. 2 Includes owned real estate, expense risk, pension risk and diversification benefit. 3 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business (refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions in the Credit Suisse Annual Report 2007), as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 4 Includes a diversification benefit of CHF 42 million as of the end of 3Q08. 5 Includes a diversification benefit of CHF 41 million in 3Q08.

Risk management
In 3Q08, our overall 99% position risk, measured on the basis of the economic capital model, increased 7% compared to 2Q08, mainly driven by the appreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, position risk decreased 2%. Average one-day, 99% VaR for our trading books decreased 15% to CHF 164 million. We reported a net provision for credit losses of CHF 131 million in 3Q08.

Economic capital
Economic capital is our core Group-wide risk management tool. It represents good current market practice for measuring and reporting all quantifiable risks and measures risk in terms of economic realities rather than regulatory or accounting rules. It also provides a common terminology for risk across the Group which increases risk transparency and improves knowledge-sharing. The development and usage of economic capital methodologies and models have evolved over time without standardized approaches, therefore comparisons across firms may not be meaningful.

Position risk, which is a component of the economic capital framework, is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes). For further details of the economic capital framework, refer to III – Balance sheet, Off-balance sheet, Treasury and Risk – Treasury management in the Credit Suisse Annual Report 2007.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q08, a number of enhancements were implemented to refine the modeling of the position risk component of economic capital. The key changes were refinements to the treatment of leveraged finance commitments in the international lending and counterparty exposures calculation, methodology enhancements to capture contingent fixed income trading position risks related to certain of our money market funds and updates to the parameters for merger arbitrage risk in the equity trading and investments position risk category. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impact of methodology changes on 2Q08 99% position risk was an increase of CHF 216 million, or 2%.

Position risk

					end of			% change

	3Q08	2Q08	4Q07	[1]	3Q07	QoQ	Ytd	YoY

Position risk (CHF million)

Fixed income trading [2]	1,984	1,943	2,226		2,448	2	(11)	(19)

Equity trading and investments	3,254	3,119	3,052		2,895	4	7	12

Private banking corporate and retail lending	2,377	2,351	2,286		2,264	1	4	5

International lending and counterparty exposures	3,903	3,873	4,384		4,057	1	(11)	(4)

Emerging markets	2,389	1,920	2,040		2,000	24	17	19

Real estate and structured assets [3]	2,479	2,417	3,421		4,871	3	(28)	(49)

Simple sum across risk categories	16,386	15,623	17,409		18,535	5	(6)	(12)

Diversification benefit	(4,414)	(4,418)	(4,759)		(4,936)	0	(7)	(11)

Position risk (99% confidence level for risk management purposes)	11,972	11,205	12,650		13,599	7	(5)	(12)

Position risk (99.97% confidence level for capital management purposes)	21,805	20,343	22,863		24,496	7	(5)	(11)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business (refer to II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities positions in the Credit Suisse Annual Report 2007), as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 2 This category comprises fixed income trading, foreign exchange and commodity exposures. 3 This category comprises the real estate investments of the Group, commercial and residential real estate, ABS exposure and real estate acquired at auction.

Key position risk trends
During 3Q08, position risk for risk management purposes increased 7% compared to the end of 2Q08. This was mainly driven by the appreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, position risk decreased 2%, primarily due to international lending and counterparty exposures, which decreased due to lower derivative counterparty and leveraged finance exposures. Position risk was also reduced in real estate and structured assets due to sales and net valuation reductions of commercial real estate exposures, and in fixed income trading and equity trading and investments, due to reduced commodity and equity trading exposures, respectively. Emerging markets position risk increased primarily in Latin America.

Compared to the end of 3Q07, position risk for risk management purposes decreased 12%, primarily driven by reductions in real estate and structured assets, fixed income trading and the depreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, position risk decreased 9%. Real estate and structured assets decreased due to significantly reduced commercial real estate, residential real estate and asset-backed exposures. Fixed income trading exposures decreased due to reduced credit spread and foreign exchange exposures, partially offset by increased interest rate exposures. Position risk increased in equity trading and investments due to private equity exposures and the acquisition of a majority interest in AMF. Emerging markets position risk increased primarily in Latin America and Asia, and private banking corporate and retail lending increased due to an increase in residential mortgage exposures and loans collateralized by securities.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolio they were designed to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume trading risks through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools are more appropriate for modeling the impact from severe market conditions.

In order to show the aggregate market risk in our trading books, the table entitled “Daily VaR” shows the trading-related market risk on a consolidated basis. It shows ten-day VaR scaled to a one-day holding period and is based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR.

Our average one-day, 99% VaR during 3Q08 was CHF 164 million compared to CHF 193 million during 2Q08. The decrease compared to 2Q08 was primarily due to reduced exposures across most risk categories, with the main driver being lower interest rate and credit spread risk from commercial mortgages. Period-end VaR decreased significantly during 3Q08 to CHF 157 million compared to CHF 218 million as of the end of 2Q08, also reflecting a decrease in equity trading exposures. Compared to 3Q07, average one-day, 99% VaR increased significantly, primarily due to increased volatility in the underlying data used to calculate VaR. Compared to 3Q07, end of period VaR was flat, as reduced exposures were offset by increased volatility in the underlying data used to calculate VaR.

One-day, 99% VaR

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total

3Q08 (CHF million)

Average	134	14	32	68	(84)		164

Minimum	111	10	24	49	–	[1]	125

Maximum	166	21	48	102	–	[1]	219

End of period	127	13	31	55	(69)		157

2Q08 (CHF million)

Average	184	21	40	56	(108)		193

Minimum	113	11	25	38	–	[1]	136

Maximum	232	29	50	90	–	[1]	272

End of period	186	17	36	78	(99)		218

3Q07 (CHF million)

Average	73	22	18	71	(89)		95

Minimum	47	8	13	51	–	[1]	74

Maximum	101	41	21	102	–	[1]	160

End of period	100	34	18	86	(78)		160

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the VaR model, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenues loss exceeds the daily VaR estimate. We had four backtesting exceptions during 3Q08, due to the volatile market conditions. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 3Q08, 2Q08 and 3Q07. The width of this distribution provides another indication of the day-to-day risk in our trading activities.

We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking and risk-transferred to Global Treasury, money market and funding activities by Global Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Global Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Global Treasury, as well as other desks running interest rate risk positions, actively manage their position within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation decrease of CHF 3.2 million as of the end of 3Q08, compared to CHF 3.3 million as of the end of 2Q08, with the change mainly due to a decrease in the long bond interest rate exposure in the divisional banking books, partly offset by the appreciation of the US dollar against the Swiss franc.

Credit risk
We have credit risk in our lending-related and trading businesses, the majority of which is in Investment Banking and Private Banking.
Loan exposure
Compared to the end of 2Q08, gross loans increased 6% to CHF 250.0 billion as of the end of 3Q08. In Private Banking, gross loans increased 4% to CHF 188.0 billion, primarily due to growth in commercial and industrial loans and loans to financial institutions. Gross loans in Investment Banking increased 14% to CHF 61.8 billion, primarily due to the appreciation of the US dollar against the Swiss franc.

As of the end of 3Q08, gross impaired loans were CHF 1.9 billion, an increase of 10% from the end of 2Q08, with an increase of CHF 53 million in Private Banking and an increase of CHF 118 million in Investment Banking. In Private Banking, coverage of gross impaired loans by valuation allowances decreased by 3 percentage points to 60%. In Investment Banking, the coverage of gross impaired loans by valuation allowances is of limited relevance, as a large portion of the loan portfolio is carried at fair value rather than held for investment, which is accounted for on an accrual basis.

We recorded a net provision for credit losses of CHF 131 million in 3Q08 compared to CHF 45 million in 2Q08. The provision in 3Q08 was primarily due to a further provision on a guarantee provided in a prior year to a third-party bank in Investment Banking and the increase in impaired loans.

Compared to 3Q07, gross loans increased CHF 21.7 billion, or 10%, reflecting growth in both Investment Banking and Private Banking. Gross loans in Private Banking increased 8% to CHF 188.0 billion across most businesses. In Investment Banking, gross loans increased 16% to CHF 61.9 billion, due to increases in commercial and industrial loans, loans to financial institutions and loans to governments and public institutions. Gross impaired loans increased 8%, driven by an increase in non-performing loans in Investment Banking, partially offset by reductions of non-interest-earning loans in Private Banking and potential problem loans in Investment Banking.

Loans

												Private Banking			Investment Banking			Other	[1]			Credit Suisse

					Wealth Management				Corporate & Retail Banking

end of	3Q08		2Q08		3Q07		3Q08	2Q08	3Q07	3Q08	2Q08	3Q07	3Q08	2Q08	3Q07	3Q08	2Q08	3Q07		3Q08	2Q08	3Q07

Loans (CHF million)

Mortgages	32,620		32,272		31,254		48,633	48,611	48,685	81,253	80,883	79,939	0	0	0	0	0	0		81,253	80,883	79,939

Loans collateralized by securities	26,532		25,783		24,288		191	197	196	26,723	25,980	24,484	0	0	0	0	0	0		26,723	25,980	24,484

Consumer finance	1,256		942		797		3,959	3,801	3,402	5,215	4,743	4,199	1,370	1,288	928	0	0	0		6,585	6,031	5,127

Consumer loans	60,408		58,997		56,339		52,783	52,609	52,283	113,191	111,606	108,622	1,370	1,288	928	0	0	0		114,561	112,894	109,550

Real estate	5,361		5,382		4,714		15,944	15,563	15,758	21,305	20,945	20,472	2,028	2,627	2,208	0	0	0		23,333	23,572	22,680

Commercial and industrial loans	9,382		8,970		9,104		29,844	28,169	26,328	39,226	37,139	35,432	35,009	29,329	28,957	0	0	0		74,235	66,468	64,389

Loans to financial institutions	7,569		5,743		5,932		5,448	4,670	2,354	13,017	10,413	8,286	21,243	19,058	19,907	117	122	515		34,377	29,593	28,708

Governments and public institutions	17		17		66		1,271	1,271	1,445	1,288	1,288	1,511	2,198	2,142	1,444	0	0	0		3,486	3,430	2,955

Corporate and institutional loans	22,329	[2]	20,112	[2]	19,816	[2]	52,507	49,673	45,885	74,836	69,785	65,701	60,478	53,156	52,516	117	122	515		135,431	123,063	118,732

Gross loans	82,737		79,109		76,155		105,290	102,282	98,168	188,027	181,391	174,323	61,848	54,444	53,444	117	122	515		249,992	235,957	228,282

of which reported at fair value	–		–		–		–	–	–	–	–	–	36,194	28,478	22,345	–	–	–		36,194	28,478	22,345

Net (unearned income) / deferred expenses	14		15		14		27	29	42	41	44	56	(59)	(68)	(64)	0	1	1		(18)	(23)	(7)

Allowance for loan losses [3]	(79)		(76)		(76)		(755)	(762)	(954)	(834)	(838)	(1,030)	(481)	(365)	(283)	0	0	(3)		(1,315)	(1,203)	(1,316)

Net loans	82,672		79,048		76,093		104,562	101,549	97,256	187,234	180,597	173,349	61,308	54,011	53,097	117	123	513		248,659	234,731	226,959

Impaired loans (CHF million)

Non-performing loans	140		125		115		589	547	670	729	672	785	466	392	20	0	0	0		1,195	1,064	805

Non-interest-earning loans	49		39		30		244	253	410	293	292	440	0	0	0	0	0	0		293	292	440

Total non-performing loans	189		164		145		833	800	1,080	1,022	964	1,225	466	392	20	0	0	0		1,488	1,356	1,245

Restructured loans	0		0		0		0	0	0	0	0	0	29	38	33	0	0	0		29	38	33

Potential problem loans	17		10		12		350	362	365	367	372	377	56	3	147	0	0	0		423	375	524

Total other impaired loans	17		10		12		350	362	365	367	372	377	85	41	180	0	0	0		452	413	557

Gross impaired loans [3]	206		174		157		1,183	1,162	1,445	1,389	1,336	1,602	551	433	200	0	0	0		1,940	1,769	1,802

of which with a specific allowance	194		171		152		1,010	998	1,228	1,204	1,169	1,380	548	430	200	0	0	0		1,752	1,599	1,580

of which without a specific allowance	12		3		5		173	164	217	185	167	222	3	3	0	0	0	0		188	170	222

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	76		76		78		762	802	1,005	838	878	1,083	365	308	287	0	0	2		1,203	1,186	1,372

Change in accounting	0		0		0		0	0	0	0	0	0	0	0	0	0	0	0		0	0	0

Net additions charged to statements of income	2		2		(1)		10	2	(15)	12	4	(16)	82	38	8	0	0	(1)		94	42	(9)

Gross write-offs	(1)		(1)		(1)		(32)	(62)	(54)	(33)	(63)	(55)	(5)	2	(5)	0	0	0		(38)	(61)	(60)

Recoveries	0		0		0		12	16	25	12	16	25	3	6	4	0	0	0		15	22	29

Net write-offs	(1)		(1)		(1)		(20)	(46)	(29)	(21)	(47)	(30)	(2)	8	(1)	0	0	0		(23)	(39)	(31)

Provisions for interest	3		(1)		0		0	1	(2)	3	0	(2)	5	(1)	2	0	0	1		8	(1)	1

Foreign currency translation impact and other adjustments, net	(1)		0		0		3	3	(5)	2	3	(5)	31	12	(13)	0	0	1		33	15	(17)

Balance at end of period [3]	79		76		76		755	762	954	834	838	1,030	481	365	283	0	0	3		1,315	1,203	1,316

of which a specific allowance	54		51		52		619	625	816	673	676	868	203	139	31	0	0	0		876	815	899

of which an inherent credit loss allowance	25		25		24		136	137	138	161	162	162	278	226	252	0	0	3		439	388	417

Loan metrics (%)

Total non-performing loans / Gross loans [4]	0.2		0.2		0.2		0.8	0.8	1.1	0.5	0.5	0.7	1.8	1.5	0.1	–	–	–		0.7	0.7	0.6

Gross impaired loans / Gross loans [4]	0.2		0.2		0.2		1.1	1.1	1.5	0.7	0.7	0.9	2.1	1.7	0.6	–	–	–		0.9	0.9	0.9

Allowance for loan losses / Total non-performing loans [3]	41.8		46.3		52.4		90.6	95.3	88.3	81.6	86.9	84.1	103.2	93.1	–	–	–	–		88.4	88.7	105.7

Allowance for loan losses / Gross impaired loans [3]	38.3		43.7		48.4		63.8	65.6	66.0	60.0	62.7	64.3	87.3	84.3	141.5	–	–	–		67.8	68.0	73.0

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 12 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 19,084 million, CHF 18,822 million and CHF 17,867 million were secured by financial collateral and mortgages in 3Q08, 2Q08 and 3Q07, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

V – Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm to the Board of Directors of

Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of September 30, 2008 and 2007, the related condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2008 and 2007 and the related condensed consolidated statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2008 and 2007. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 18, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Auditor in charge

Zurich, Switzerland
October 30, 2008

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of income (unaudited)

			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	11,865	13,062	16,030	(9)	(26)	37,686	47,341	(20)

Interest expense	(9,934)	(11,202)	(14,071)	(11)	(29)	(31,789)	(41,044)	(23)

Net interest income	1,931	1,860	1,959	4	(1)	5,897	6,297	(6)

Commissions and fees	3,748	4,197	4,231	(11)	(11)	11,878	14,450	(18)

Trading revenues	(2,267)	900	(158)	–	–	(3,144)	6,868	–

Other revenues	(642)	1,180	810	–	–	(629)	3,884	–

Net revenues	2,770	8,137	6,842	(66)	(60)	14,002	31,499	(56)

Provision for credit losses	131	45	4	191	–	327	37	–

Compensation and benefits	2,980	4,076	2,392	(27)	25	10,320	12,751	(19)

General and administrative expenses	1,949	1,565	1,743	25	12	5,099	4,894	4

Commission expenses	568	610	667	(7)	(15)	1,802	1,918	(6)

Total other operating expenses	2,517	2,175	2,410	16	4	6,901	6,812	1

Total operating expenses	5,497	6,251	4,802	(12)	14	17,221	19,563	(12)

Income/(loss) before taxes and minority interests	(2,858)	1,841	2,036	–	–	(3,546)	11,899	–

Income tax expense/(benefit)	(1,261)	297	(32)	–	–	(1,419)	1,653	–

Minority interests	(336)	329	766	–	–	67	3,026	(98)

Net income/(loss)	(1,261)	1,215	1,302	–	–	(2,194)	7,220	–

Basic earnings per share (CHF)

Net income/(loss)	(1.22)	1.18	1.27	–	–	(2.13)	6.86	–

Diluted earnings per share (CHF)

Net income/(loss)	(1.22)	1.12	1.18	–	–	(2.13)	6.43	–

Consolidated balance sheets (unaudited)

				end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	46,596	30,949	38,459	37,854	51	21	23

Interest-bearing deposits with banks	3,066	5,419	3,759	3,319	(43)	(18)	(8)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	335,474	281,549	296,709	324,323	19	13	3

of which reported at fair value	183,815	148,087	183,719	171,345	24	0	7

Securities received as collateral, at fair value	43,837	27,072	28,314	19,647	62	55	123

Trading assets, at fair value	443,264	444,775	532,083	531,100	0	(17)	(17)

of which encumbered	116,587	108,793	141,764	138,089	7	(18)	(16)

Investment securities	13,220	14,246	15,731	15,767	(7)	(16)	(16)

of which reported at fair value	12,955	13,977	15,453	15,489	(7)	(16)	(16)

of which encumbered	20	44	1,908	7,651	(55)	(99)	(100)

Other investments	33,855	27,687	28,120	26,916	22	20	26

of which reported at fair value	28,713	25,006	25,195	22,968	15	14	25

Net loans	248,659	234,731	240,534	226,959	6	3	10

of which reported at fair value	36,194	28,478	31,047	22,345	27	17	62

of which allowance for loan losses	1,315	1,203	1,234	1,316	9	7	0

Premises and equipment	6,439	6,082	6,149	6,144	6	5	5

Goodwill	10,669	9,806	10,882	10,677	9	(2)	0

Other intangible assets	568	585	444	507	(3)	28	12

of which reported at fair value	119	123	179	202	(3)	(34)	(41)

Other assets	207,952	146,924	159,496	173,229	42	30	20

of which reported at fair value	44,304	47,199	49,326	51,539	(6)	(10)	(14)

of which encumbered	4,456	5,599	12,084	19,002	(20)	(63)	(77)

Total assets	1,393,599	1,229,825	1,360,680	1,376,442	13	2	1

Consolidated balance sheets (unaudited)

				end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Liabilities and shareholders' equity (CHF million)

Due to banks	76,846	71,780	90,864	101,294	7	(15)	(24)

of which reported at fair value	3,572	6,205	6,047	4,612	(42)	(41)	(23)

Customer deposits	312,593	304,158	335,505	334,467	3	(7)	(7)

of which reported at fair value	3,523	4,357	6,134	6,679	(19)	(43)	(47)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	293,975	256,820	300,381	302,638	14	(2)	(3)

of which reported at fair value	184,814	137,526	140,424	145,220	34	32	27

Obligation to return securities received as collateral, at fair value	43,837	27,072	28,314	19,647	62	55	123

Trading liabilities, at fair value	187,271	195,213	201,809	224,412	(4)	(7)	(17)

Short-term borrowings	11,734	12,081	19,390	21,908	(3)	(39)	(46)

of which reported at fair value	4,377	6,222	8,120	9,919	(30)	(46)	(56)

Long-term debt	165,038	152,755	160,157	162,797	8	3	1

of which reported at fair value	99,371	98,228	111,293	113,989	1	(11)	(13)

Other liabilities	244,607	157,109	164,421	152,117	56	49	61

of which reported at fair value	27,573	25,644	24,233	32,047	8	14	(14)

Minority interests	18,675	15,989	16,640	15,197	17	12	23

Total liabilities	1,354,576	1,192,977	1,317,481	1,334,477	14	3	2

Common shares	45	46	46	46	(2)	(2)	(2)

Additional paid-in capital	25,346	25,235	24,553	24,010	0	3	6

Retained earnings	25,472	29,957	33,670	33,127	(15)	(24)	(23)

Treasury shares, at cost	(5,281)	(9,800)	(9,378)	(9,367)	(46)	(44)	(44)

Accumulated other comprehensive income/(loss)	(6,559)	(8,590)	(5,692)	(5,851)	(24)	15	12

Total shareholders' equity	39,023	36,848	43,199	41,965	6	(10)	(7)

Total liabilities and shareholders' equity	1,393,599	1,229,825	1,360,680	1,376,442	13	2	1

				end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04	0	0	0

Authorized shares (million)	1,309.5	1,359.2	1,359.3	1,359.5	(4)	(4)	(4)

Issued shares (million)	1,134.2	1,174.2	1,162.4	1,162.2	(3)	(2)	(2)

Repurchased shares (million)	(92.8)	(150.5)	(141.8)	(141.6)	(38)	(35)	(34)

Shares outstanding (million)	1,041.4	1,023.7	1,020.6	1,020.6	2	2	2

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Number of common shares outstanding

9M08 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	1,020,627,855	[1]

Net income/(loss)	–	–	(2,194)	–	–	(2,194)	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(867)	(867)	–

Issuance of common shares	1	1,115	–	–	–	1,116	21,426,758

Cancellation of repurchased shares	(2)	(884)	(3,237)	4,123	–	0	–

Issuance of treasury shares	–	(43)	–	19,048	–	19,005	361,550,704

Repurchase of treasury shares	–	–	–	(19,274)	–	(19,274)	(365,507,344)	[2]

Share-based compensation, net of tax	–	751	–	200	–	951	3,305,078

Derivatives indexed to own shares [3]	–	(146)	–	–	–	(146)	–

Cash dividends paid	–	–	(2,767)	–	–	(2,767)	–

Balance at end of period	45	25,346	25,472	(5,281)	(6,559)	39,023	1,041,403,051	[4]

9M07 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586	1,062,467,061

Net income	–	–	7,220	–	–	7,220	–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(828)	(828)	–

Issuance of common shares	1	50	–	–	–	51	1,165,955

Cancellation of repurchased shares	(27)	(945)	(3,087)	4,059	–	0	–

Issuance of treasury shares	–	8	–	28,238	–	28,246	329,897,136

Repurchase of treasury shares	–	–	–	(33,778)	–	(33,778)	(394,118,177)

Share-based compensation, net of tax	–	307	–	1,225	–	1,532	21,190,639

Derivatives indexed to own shares	–	(263)	–	–	–	(263)	–

Repayment out of share capital	(535)	36	–	–	–	(499)	–

Cash dividends paid	–	–	(2,483)	–	–	(2,483)	–

Balance at end of period	46	24,010	33,127	(9,367)	(5,851)	41,965	1,020,602,614

1 At par value CHF 0.04 each, fully paid, net of 141,834,285 treasury shares. In addition to the treasury shares, a maximum of 196,835,440 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes 3,595,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 3 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees during 9M08. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 4 At par value CHF 0.04 each, fully paid, net of 92,785,847 treasury shares. 49,700,000 treasury shares which were approved for cancellation at the Annual General Meeting on April 25, 2008, were cancelled in 3Q08. In addition to the treasury shares, a maximum of 175,337,882 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Comprehensive income (CHF million)

Net income/(loss)	(1,261)	1,215	1,302	–	–	(2,194)	7,220	–

Gains/(losses) on cash flow hedges	(8)	(24)	(6)	(67)	33	(21)	(15)	40

Cumulative translation adjustments	1,980	914	(1,125)	117	–	(871)	(848)	3

Unrealized gains/(losses) on securities	57	(72)	(10)	–	–	6	(16)	–

Actuarial gains/losses	(5)	7	24	–	–	6	70	(91)

Net prior service cost	7	7	7	0	0	13	(19)	–

Other comprehensive income/(loss), net of tax	2,031	832	(1,110)	144	–	(867)	(828)	5

Comprehensive income/(loss)	770	2,047	192	(62)	301	(3,061)	6,392	–

Consolidated statements of cash flows (unaudited)

		in	% change

	9M08	9M07	YoY

Operating activities (CHF million)

Net income/(loss)	(2,194)	7,220	–

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)

Impairment, depreciation and amortization	703	644	9

Provision for credit losses	327	37	–

Deferred tax provision	(1,704)	(720)	137

Share of net income from equity method investments	17	(55)	–

Trading assets and liabilities	63,624	(31,880)	–

(Increase)/decrease in accrued interest, fees receivable and other assets	(52,124)	(62,967)	(17)

Increase/(decrease) in accrued expenses and other liabilities	83,182	40,335	106

Other, net	(6,059)	2,087	–

Total adjustments	87,966	(52,519)	–

Net cash provided by/(used in) operating activities	85,772	(45,299)	–

Investing activities (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	386	4,729	(92)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(39,621)	(14,232)	178

Purchase of investment securities	(818)	(423)	93

Proceeds from sale of investment securities	54	2,509	(98)

Maturities of investment securities	2,630	3,705	(29)

Investments in subsidiaries and other investments	(6,167)	(7,578)	(19)

Proceeds from sale of other investments	1,975	1,711	15

(Increase)/decrease in loans	(11,405)	(20,211)	(44)

Proceeds from sales of loans	523	319	64

Capital expenditures for premises and equipment and other intangible assets	(986)	(969)	2

Proceeds from sale of premises and equipment and other intangible assets	40	11	264

Other, net	79	(15)	–

Net cash provided by/(used in) investing activities	(53,310)	(30,444)	75

Consolidated statements of cash flows (unaudited) (continued)

		in	% change

	9M08	9M07	YoY

Financing activities (CHF million)

Increase/(decrease) in due to banks and customer deposits	(34,514)	54,332	–

Increase/(decrease) in short-term borrowings	(7,481)	811	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,548)	23,701	–

Issuances of long-term debt	79,851	65,869	21

Repayments of long-term debt	(58,756)	(54,971)	7

Issuances of common shares	1,116	51	–

Issuances of treasury shares	19,005	28,246	(33)

Repurchase of treasury shares	(19,274)	(33,778)	(43)

Dividends paid/capital repayments	(2,845)	(2,515)	13

Other, net	3,148	3,521	(11)

Net cash provided by/(used in) financing activities	(25,298)	85,267	–

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	973	(710)	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	8,137	8,814	(8)

Cash and due from banks at beginning of period	38,459	29,040	32

Cash and due from banks at end of period	46,596	37,854	23

Supplemental cash flow information (unaudited)

		in	% change

	9M08	9M07	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,573	1,800	(13)

Cash paid for interest	33,277	40,479	(18)

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	383	0	–

Fair value of liabilities assumed	23	0	–

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2007, included in the Credit Suisse Annual Report 2007. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 2Q08 consolidated statements of income and consolidated balance sheet and the 3Q07 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

FSP FAS 157-3
In October 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SAB 110
In December 2007, the United States (US) Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 110, “Share-Based Payment” (SAB 110). SAB 110 expresses the view of the staff regarding the use of a simplified method, as discussed in SAB No. 107, “Share-Based Payment” (SAB 107), in developing an estimate of the expected term of ‘plain vanilla’ share options in accordance with SFAS No. 123 (revised 2004), “Share Based Payment.” When SAB 107 was issued, the staff indicated that it would not expect a company to use the simplified method for share option grants after December 31, 2007. As the staff now understands that detailed information about employee exercise behavior may not be widely available by December 31, 2007, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007.

The Group adopted SAB 110 on January 1, 2008. The adoption of SAB 110 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
SAB 109
In November 2007, the SEC issued SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (SAB 109). SAB 109 provides guidance that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted at fair value through earnings.

SAB 109 retains the view that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens this view to all written loan commitments that are accounted for at fair value through earnings.

The Group adopted SAB 109 on January 1, 2008. The adoption of SAB 109 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
EITF 06-11
In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11). EITF 06-11 addresses share-based payment arrangements where employees receive dividends on awards during the vesting period. EITF 06-11 confirmed that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified non-vested equity shares, non-vested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends in those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards.

EITF 06-11 is effective prospectively to income tax benefits that result from dividends on equity classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007. Early application was permitted for the income tax benefits of dividends on equity-classified share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Group early adopted EITF 06-11 for the accounting period ended December 31, 2007 and recognized CHF 13 million of tax benefits in respect of tax on dividend equivalent payments.

FSP FIN 39-1
In April 2007, the FASB issued FSP No. FASB Interpretation (FIN) 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. As part of the Group’s implementation procedures for adopting FSP FIN 39-1, it was determined that adopting FSP FIN 39-1 retrospectively is impracticable as it would require undue time and effort. Based on this, the Group adopted the provisions of FSP FIN 39-1 on a prospective basis. For further information on the impact of offsetting cash collateral against derivative instruments, refer to Note 11 – Trading assets and liabilities.

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Group adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information on fair values, refer to Note 21 – Fair value of financial instruments.

SFAS 157
In September 2006, the FASB issued SFAS 157. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guides. SFAS 157 also requires the Group to consider its own credit spreads when measuring the fair value of liabilities. The Group adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information on fair values, refer to Note 21 – Fair value of financial instruments.

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in accumulated other comprehensive income (AOCI), including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan was effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion. The Group did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.

FIN 48
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, resulted in a decrease in beginning retained earnings of CHF 13 million. For further information on uncertainty in income tax positions, refer to Note 16 – Tax.

Standards to be adopted in future periods
SFAS 141(R)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

SFAS 141(R) also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The guidance in SFAS 141(R) is effective on a prospective basis for business combinations in which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008 with the exception for income taxes. The new accounting treatment for income taxes is applicable to business combinations consummated prior to the effective date of SFAS 141(R). The Group is currently evaluating the impact of adopting SFAS 141(R).

SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.

SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS 160 has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group is currently evaluating the impact of adopting SFAS 160.
FSP FAS 140-3
In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). FSP FAS 140-3 applies to a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP FAS 140-3 states that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP FAS 140-3 establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

FSP FAS 140-3 is effective for prospective transactions entered into in fiscal years and interim periods within those fiscal years, beginning after November 15, 2008. Earlier application is not permitted. The Group is currently evaluating the impact of adopting FSP FAS 140-3.

SFAS 161
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations; and iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The statement encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In years after initial adoption, SFAS 161 requires comparative disclosures only for periods subsequent to initial adoption. SFAS 161 is a disclosure standard and as such will not impact the Group’s financial position, results of operations or cash flows.

FSP EITF 03-6-1
In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-6-1). This FSP provides guidance that certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method described in SFAS No. 128, “Earnings Per Share.”

FSP EITF 03-6-1 is effective for financial statements issued in the fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Group is currently evaluating the impact of adopting the provisions of FSP EITF 03-6-1.

EITF 07-5
In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 requires an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is permitted by entities that have previously adopted an alternative accounting policy. The Group is currently evaluating the impact of adopting EITF 07-5.

FSP FAS 133-1 and FIN 45-4
In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 applies to credit derivatives within the scope of SFAS 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45).

FSP FAS 133-1 and FIN 45-4 amends SFAS 133 to require sellers of credit derivatives to disclose information about credit derivatives and hybrid instruments that have embedded credit derivatives. These disclosures include the nature and term of the credit derivative, the maximum potential of future payments the seller could be required to make under the credit derivative, the fair value of the credit derivative and the nature of any recourse provisions that would enable the seller to recover from third parties any amounts paid under the credit derivative.

FSP FAS 133-1 and FIN 45-4 also amends FIN 45 to require disclosure of the status of the payment and performance risk of the guarantee.
FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008. FSP FAS 133-1 and FIN 45-4 is a disclosure standard and as such will not impact the Group’s financial position, results of operations or cash flows.

Note 2 Business developments and subsequent events
Acquisitions and divestitures
In 3Q08, the Group acquired over 80% of Asset Management Finance Corporation (AMF) for USD 384 million (CHF 423 million) of newly issued Credit Suisse Group shares. AMF provides capital to asset managers in exchange for a passive, non-voting, limited term interest in a manager’s future revenues.

There were no significant divestitures in 3Q08.
Subsequent events
On October 16, 2008, the Group announced that it had reached an agreement with the SFBC regarding capital targets and leverage requirements. Consistent with the agreed requirements, the Group also announced that it had raised approximately CHF 10 billion of tier 1 capital from a small group of investors through the sale of treasury shares, by issuing new shares through mandatory convertible bonds and by issuing non-dilutive hybrid tier 1 capital.

Note 3 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from equity and fixed income products and multi-asset class solutions to alternative investments such as private equity, real estate and hedge funds.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as minorities without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes

			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Net revenues (CHF million)

Private Banking	3,148	3,265	3,325	(4)	(5)	9,768	10,044	(3)

Investment Banking	(515)	3,740	2,097	–	–	2,736	16,217	(83)

Asset Management	453	739	594	(39)	(24)	1,255	2,223	(44)

Corporate Center	23	86	4	(73)	475	199	(92)	–

Minority interests without significant economic interest	(339)	307	822	–	–	44	3,107	(99)

Net revenues	2,770	8,137	6,842	(66)	(60)	14,002	31,499	(56)

Income before taxes and minority interests (CHF million)

Private Banking	789	1,220	1,289	(35)	(39)	3,333	4,109	(19)

Investment Banking	(3,225)	281	6	–	–	(6,404)	4,498	–

Asset Management	(58)	167	45	–	–	(359)	601	–

Corporate Center	1	(97)	(57)	–	–	(64)	(263)	(76)

Minority interests without significant economic interest	(365)	270	753	–	–	(52)	2,954	–

Income/(loss) before taxes and minority interests	(2,858)	1,841	2,036	–	–	(3,546)	11,899	–

Total assets

				end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Total assets (CHF million)

Private Banking	394,644	375,064	376,800	370,724	5	5	6

Investment Banking	1,180,743	1,021,587	1,140,740	1,156,573	16	4	2

Asset Management	24,210	24,834	27,784	32,457	(3)	(13)	(25)

Corporate Center	(224,117)	(207,276)	(201,947)	(198,677)	8	11	13

Minority interests without significant economic interest	18,119	15,616	17,303	15,365	16	5	18

Total assets	1,393,599	1,229,825	1,360,680	1,376,442	13	2	1

Note 4 Net interest income
			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Net interest income (CHF million)

Loans	2,209	2,165	2,321	2	(5)	6,737	6,499	4

Investment securities	168	163	187	3	(10)	497	563	(12)

Trading assets	4,355	5,560	5,657	(22)	(23)	14,516	17,597	(18)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,611	3,371	5,860	7	(38)	10,905	17,105	(36)

Other	1,522	1,803	2,005	(16)	(24)	5,031	5,577	(10)

Interest and dividend income	11,865	13,062	16,030	(9)	(26)	37,686	47,341	(20)

Deposits	(2,343)	(2,477)	(4,215)	(5)	(44)	(8,073)	(12,087)	(33)

Short-term borrowings	(99)	(128)	(256)	(23)	(61)	(397)	(760)	(48)

Trading liabilities	(1,894)	(3,579)	(2,069)	(47)	(8)	(7,051)	(6,856)	3

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,525)	(3,249)	(5,524)	8	(36)	(10,686)	(15,791)	(32)

Long-term debt	(1,340)	(1,180)	(1,192)	14	12	(3,523)	(3,639)	(3)

Other	(733)	(589)	(815)	24	(10)	(2,059)	(1,911)	8

Interest expense	(9,934)	(11,202)	(14,071)	(11)	(29)	(31,789)	(41,044)	(23)

Net interest income	1,931	1,860	1,959	4	(1)	5,897	6,297	(6)

Note 5 Commissions and fees
			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Commissions and fees (CHF million)

Lending business	213	255	394	(16)	(46)	694	1,702	(59)

Investment and portfolio management	1,444	1,543	1,549	(6)	(7)	4,447	4,504	(1)

Other securities business	53	55	62	(4)	(15)	163	179	(9)

Fiduciary	1,497	1,598	1,611	(6)	(7)	4,610	4,683	(2)

Underwriting	190	471	104	(60)	83	852	1,436	(41)

Brokerage	1,227	1,222	1,441	0	(15)	3,807	4,357	(13)

Underwriting and brokerage	1,417	1,693	1,545	(16)	(8)	4,659	5,793	(20)

Other customer services	621	651	681	(5)	(9)	1,915	2,272	(16)

Commissions and fees	3,748	4,197	4,231	(11)	(11)	11,878	14,450	(18)

Note 6 Other revenues
			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Other revenues (CHF million)

Minority interests without significant economic interest	(401)	249	741	–	–	(121)	3,015	–

Loans held-for-sale	(179)	321	(339)	–	(47)	(648)	(352)	84

Long-lived assets held-for-sale	32	3	10	–	220	39	25	56

Equity method investments	(72)	12	97	–	–	(40)	149	–

Other investments	(114)	436	178	–	–	(174)	700	–

Other	92	159	123	(42)	(25)	315	347	(9)

Other revenues	(642)	1,180	810	–	–	(629)	3,884	–

Note 7 Provision for credit losses
			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	94	42	(9)	124	–	164	35	369

Provisions for lending-related and other exposures	37	3	13	–	185	163	2	–

Provision for credit losses	131	45	4	191	–	327	37	–

Note 8 Compensation and benefits
			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	2,622	3,654	2,037	(28)	29	9,151	11,387	(20)

Social security	181	238	141	(24)	28	616	713	(14)

Other	177	184	214	(4)	(17)	553	651	(15)

Compensation and benefits	2,980	4,076	2,392	(27)	25	10,320	12,751	(19)

Note 9 General and administrative expenses
			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

General and administrative expenses (CHF million)

Occupancy expenses	229	214	231	7	(1)	649	673	(4)

IT, machinery, etc.	129	124	127	4	2	368	371	(1)

Provisions and losses	354	(98)	19	–	–	316	41	–

Travel and entertainment	146	153	153	(5)	(5)	447	445	0

Professional services	501	527	606	(5)	(17)	1,495	1,638	(9)

Depreciation of property and equipment	213	226	205	(6)	4	654	621	5

Amortization and impairment of other intangible assets	15	16	7	(6)	114	49	23	113

Other	362	403	395	(10)	(8)	1,121	1,082	4

General and administrative expenses	1,949	1,565	1,743	25	12	5,099	4,894	4

Note 10 Earnings per share
			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Net income (CHF million)

Net income/(loss)	(1,261)	1,215	1,302	–	–	(2,194)	7,220	–

Net income/(loss) available for common shares for basic earnings per share	(1,261)	1,215	1,302	–	–	(2,194)	7,220	–

Net income/(loss) available for common shares for diluted earnings per share	(1,261)	1,215	1,302	–	–	(2,194)	7,220	–

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,034.1	1,029.0	1,029.2	0	0	1,029.0	1,053.0	(2)

Dilutive share options and warrants	0.0	6.8	8.2	(100)	(100)	0.0	11.4	–

Dilutive share awards	0.0	49.3	70.1	(100)	(100)	0.0	58.3	–

Weighted-average shares outstanding for diluted earnings per share [1,2]	1,034.1	1,085.1	1,107.5	(5)	(7)	1,029.0	1,122.7	(8)

Basic earnings per share (CHF)

Net income/(loss)	(1.22)	1.18	1.27	–	–	(2.13)	6.86	–

Diluted earnings per share (CHF)

Net income/(loss)	(1.22)	1.12	1.18	–	–	(2.13)	6.43	–

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 70.5 million, 63.3 million, 38.9 million, 65.3 million and 26.2 million for 3Q08, 2Q08, 3Q07, 9M08 and 9M07, respectively. 2 Due to the net loss in 3Q08 and 9M08, 4.7 million and 6.8 million, respectively, weighted-average share options and warrants outstanding and 55.3 million and 51.9 million, respectively, weighted-average share awards outstanding, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 11 Trading assets and liabilities
				end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Trading assets (CHF million)

Debt securities	182,874	176,406	208,913	221,390	4	(12)	(17)

Equity securities [1]	144,301	146,806	195,243	196,551	(2)	(26)	(27)

Derivative instruments [2,3]	98,063	100,639	98,485	85,183	(3)	0	15

Other	18,026	20,924	29,442	27,976	(14)	(39)	(36)

Trading assets	443,264	444,775	532,083	531,100	0	(17)	(17)

Trading liabilities (CHF million)

Short positions	108,966	120,279	122,720	148,453	(9)	(11)	(27)

Derivative instruments [2,4]	78,305	74,934	79,089	75,959	4	(1)	3

Trading liabilities	187,271	195,213	201,809	224,412	(4)	(7)	(17)

1 Including convertible bonds. 2 In accordance with the provisions of FSP FIN 39-1, the Group offset cash collateral receivables and payables of CHF 26.1 billion and CHF 15.8 billion, respectively, as of the end of 3Q08 and CHF 19.3 billion and CHF 16.9 billion, respectively, as of the end of 2Q08 against the derivative positions. Cash colleratal receivables and payables of CHF 11.0 billion and CHF 35.5 billion, respectively, as of the end of 3Q08 and CHF 13.1 billion and CHF 36.7 billion, respectively, as of the end of 2Q08 were not netted, primarily due to the fact that no valid Master Netting Agreement exist. The Group adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008. 3 The positive replacement values of trading derivatives before netting as of the end of 3Q08, 2Q08, 4Q07 and 3Q07 was CHF 603.5 billion, CHF 581.3 billion, CHF 444.7 billion and CHF 362.4 billion, respectively. 4 The negative replacement values of trading derivatives before netting as of the end of 3Q08, 2Q08, 4Q07 and 3Q07 was CHF 573.5 billion, CHF 553.2 billion, CHF 425.3 billion and CHF 353.2 billion, respectively.

Note 12 Loans
				end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Loans (CHF million)

Banks	1	1	1	7	0	0	(86)

Commercial	45,637	44,449	45,351	44,185	3	1	3

Consumer	88,210	87,862	86,220	86,664	0	2	2

Public authorities	1,176	1,171	1,283	1,476	0	(8)	(20)

Lease financings	3,603	3,442	3,263	3,309	5	10	9

Switzerland	138,627	136,925	136,118	135,641	1	2	2

Banks	10,186	9,650	9,638	9,588	6	6	6

Commercial	73,255	62,837	71,846	59,616	17	2	23

Consumer	25,503	24,182	21,508	21,840	5	19	17

Public authorities	2,309	2,259	2,563	1,479	2	(10)	56

Lease financings	112	104	115	118	8	(3)	(5)

Foreign	111,365	99,032	105,670	92,641	12	5	20

Gross loans	249,992	235,957	241,788	228,282	6	3	10

Net (unearned income)/deferred expenses	(18)	(23)	(20)	(7)	(22)	(10)	157

Allowance for loan losses	(1,315)	(1,203)	(1,234)	(1,316)	9	7	0

Net loans	248,659	234,731	240,534	226,959	6	3	10

Impaired loan portfolio (CHF million)

Gross impaired loans	1,940	1,769	1,946	1,802	10	0	8

of which with a specific allowance	1,752	1,599	1,563	1,580	10	12	11

of which without a specific allowance	188	170	383	222	11	(51)	(15)

			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,203	1,186	1,372	1	(12)	1,234	1,484	(17)

Change in accounting [1]	0	0	0	–	–	0	(61)	100

Net additions charged to statements of income	94	42	(9)	124	–	164	35	369

Gross write-offs	(38)	(61)	(60)	(38)	(37)	(169)	(201)	(16)

Recoveries	15	22	29	(32)	(48)	73	73	0

Net write-offs	(23)	(39)	(31)	(41)	(26)	(96)	(128)	(25)

Provisions for interest	8	(1)	1	–	–	12	0	–

Foreign currency translation impact and other adjustments, net	33	15	(17)	120	–	1	(14)	–

Balance at end of period	1,315	1,203	1,316	9	0	1,315	1,316	(0)

of which a specific allowance	876	815	899	7	(3)	876	899	(3)

of which an inherent credit loss allowance	439	388	417	13	5	439	417	5

1 Related to the adoption of SFAS 159.

Note 13 Other assets and liabilities
				end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	10,973	13,092	18,766	17,223	(16)	(42)	(36)

Derivative instruments used for hedging	646	1,283	1,065	971	(50)	(39)	(33)

Brokerage receivables	116,407	54,754	54,883	60,074	113	112	94

Assets held-for-sale	34,288	38,974	48,206	60,058	(12)	(29)	(43)

of which loans	34,065	38,700	47,975	59,770	(12)	(29)	(43)

of which real estate	223	247	231	288	(10)	(3)	(23)

Interest and fees receivable	9,935	8,127	10,808	10,633	22	(8)	(7)

Deferred tax assets	7,873	5,824	5,804	5,896	35	36	34

Prepaid expenses	608	554	565	622	10	8	(2)

Other	27,222	24,316	19,399	17,752	12	40	53

Other assets	207,952	146,924	159,496	173,229	42	30	20

Other liabilities (CHF million)

Cash collateral on derivative instruments	35,522	36,664	49,307	38,261	(3)	(28)	(7)

Derivative instruments used for hedging	323	301	84	296	7	285	9

Brokerage payables	147,104	64,409	55,808	51,898	128	164	183

Provisions [1]	2,359	1,847	2,279	1,865	28	4	26

of which off-balance sheet risk	446	375	268	70	19	66	–

Interest and fees payable	11,362	10,703	11,829	12,989	6	(4)	(13)

Current tax liabilities	2,511	2,557	3,341	3,677	(2)	(25)	(32)

Deferred tax liabilities	1,107	981	787	733	13	41	51

Failed sales	12,854	11,669	10,627	9,884	10	21	30

Other	31,465	27,978	30,359	32,514	12	4	(3)

Other liabilities	244,607	157,109	164,421	152,117	56	49	61

1 Includes provisions for bridge commitments.

Note 14 Long-term debt
				end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Long-term debt (CHF million)

Senior	145,174	132,978	141,675	144,843	9	2	0

Subordinated	19,864	19,777	18,482	17,954	0	7	11

Long-term debt	165,038	152,755	160,157	162,797	8	3	1

of which reported at fair value	99,371	98,228	111,293	113,989	1	(11)	(13)

Note 15 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income/ (loss)

9M08 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Increase/(decrease)	0	(871)	(2)	(18)	(8)	(899)

Decrease due to equity method investments	(21)	0	0	0	0	(21)

Reclassification adjustments, included in net income	0	0	8	24	21	53

Balance at end of period	(95)	(5,532)	122	(936)	(118)	(6,559)

9M07 (CHF million)

Balance at beginning of period	(42)	(2,878)	114	(2,110)	(117)	(5,033)

Increase/(decrease)	9	(848)	(5)	0	(39)	(883)

Decrease due to equity method investments	(24)	0	0	0	0	(24)

Reclassification adjustments, included in net income	0	0	(11)	70	20	79

Adoption of SFAS 159, net of tax	6	0	4	0	0	10

Balance at end of period	(51)	(3,726)	102	(2,040)	(136)	(5,851)

Note 16 Tax
The increased income tax benefit was primarily due to the positive impact of the geographical mix of results in 3Q08 and the recognition of a tax benefit for the current period losses. We also released valuation allowances related to prior period losses in the UK of CHF 421 million. The UK deferred tax asset has an unlimited carry-forward period and no valuation allowance has been recognized. As a result of the above, the deferred tax assets, net of valuation allowances, increased by CHF 2,049 million in 3Q08 to CHF 7,873 million.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 72 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the US – 1999; and the UK – 1997.

Note 17 Employee share-based compensation and other benefits
Share-based compensation
The Group’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules. For further information on share-based compensation plans and the related fair value assumptions, refer to Note 27 – Employee share-based compensation and other benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Compensation expense
Compensation expense in any year includes a variable compensation expense for that year’s discretionary cash performance bonus and fixed expenses for share-based awards granted in prior years. Recognition in the consolidated statements of income of expense relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation recognized in the consolidated statements of income in compensation and benefits was CHF 2,404 million and CHF 2,041 million in 9M08 and 9M07, respectively. As of September 30, 2008, the total estimated unrecognized compensation expense related to non-vested share-based compensation of CHF 2,999 million will be recognized over the remaining weighted-average requisite service period of 1.3 years.

The Group generally repurchases its own shares in the open market to satisfy these obligations but can also issue new shares out of available conditional capital. In the first nine months of 2008, the Group delivered approximately 16.3 million shares to employees.

Incentive Share Unit
In January 2007, as part of the 2006 remuneration process, the Group aligned its share-based compensation plans and introduced Incentive Share Units (ISU). Previously granted awards will continue to settle under their original terms and are not affected by the ISU. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price. For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside, which will be determined by the monthly average Credit Suisse Group share price over the three-year period following the grant. Each ISU will vest at a rate of one-third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component.

The compensation expense recognized in 9M08 related to ISUs was CHF 1,745 million. The estimated unrecognized compensation expense related to ISUs as of September 30, 2008 was CHF 2,534 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities

in 9M08	ISU

Number of awards (million)

Balance at beginning of period	25.4

Granted	47.0

Settled	(9.5)

Forfeited	(1.3)

Balance at end of period	61.6

of which vested	0.9

of which unvested	60.7

Performance Incentive Plan
As part of its annual incentive performance bonus process for 2004 and 2005, the Group granted Performance Incentive Plan (PIP) units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) share price performance compared to predefined targets and share price performance relative to peers.

The compensation expense recognized in 9M08 related to PIP I and PIP II was CHF 189 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of September 30, 2008 was CHF 106 million. None of the PIP units were deliverable as of September 30, 2008.

Performance Incentive Plan activities

in 9M08	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.5	12.3

Granted	0.1	0.0

Settled	0.0	0.0

Forfeited	(0.1)	(0.1)

Balance at end of period	6.5	12.2

of which vested	3.2	8.2

of which unvested	3.3	4.0

Shares
The Group’s share-based compensation in prior years has included three different types of share awards: phantom shares; Longevity Premium Awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions and generally vest between zero and three years.

Special awards, which continue to be utilized on a case by case basis, are generally shares granted to new employees and are in addition to the annual bonus grants. During the first nine months of 2008, 4.2 million new special awards were granted, 14.4 million share awards were settled and 0.9 million share awards were forfeited. The compensation expense recognized in 9M08 related to shares awarded under phantom share, LPA and special awards was CHF 470 million. The estimated unrecognized compensation expense related to these awards as of September 30, 2008 was CHF 359 million.

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

Note 18 Pension
Credit Suisse Group previously disclosed in the Credit Suisse Annual Report 2007, that it expected to contribute CHF 574 million to the defined benefit pension plans and to other post-retirement defined benefit plans in 2008. As of September 30, 2008, CHF 495 million of contributions have been made, including approximately CHF 140 million as a special contribution to the UK plan.

			in		% change		in	% change

	3Q08	2Q08	3Q07	QoQ	YoY	9M08	9M07	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	64	66	80	(3)	(20)	197	240	(18)

Interest costs on benefit obligation	154	152	138	1	12	459	416	10

Expected return on plan assets	(196)	(195)	(184)	1	7	(587)	(552)	6

Amortization of recognized prior service cost	9	8	8	13	13	26	25	4

Amortization of recognized actuarial (gains)/losses	15	12	33	25	(55)	38	97	(61)

Net periodic pension costs	46	43	75	7	(39)	133	226	(41)

Note 19 Guarantees and commitments
Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

3Q08 (CHF million)

Credit guarantees and similar instruments	4,489	4,934	9,423	7,914		591	5,715

Performance guarantees and similar instruments	8,086	5,520	13,606	11,740		111	4,541

Securities lending indemnifications	33,632	0	33,632	33,632		0	33,632

Derivatives	300,682	1,196,484	1,497,166	1,497,166		93,620	–	[2]

Other guarantees	3,528	1,259	4,787	4,714		6	2,137

Total guarantees	350,417	1,208,197	1,558,614	1,555,166		94,328	46,025

4Q07 (CHF million)

Credit guarantees and similar instruments	3,428	6,041	9,469	8,083		223	5,396

Performance guarantees and similar instruments	4,422	8,130	12,552	10,802		141	3,588

Securities lending indemnifications	40,006	0	40,006	40,006		0	40,006

Derivatives	139,154	991,570	1,130,724	1,130,724		38,866	–	[2]

Other guarantees	3,225	1,008	4,233	4,198		3	1,862

Total guarantees	190,235	1,006,749	1,196,984	1,193,813		39,233	50,852

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees. For a detailed description of guarantees, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees. The Group believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

3Q08 (CHF million)

Irrevocable commitments under documentary credits	5,365	80	5,445	4,704		2,390

Loan commitments	187,349	57,114	244,463	237,639		167,147

Forward reverse repurchase agreements	52,945	0	52,945	52,945		52,945

Other commitments	6,424	1,993	8,417	8,417		729

Total other commitments	252,083	59,187	311,270	303,705		223,211

4Q07 (CHF million)

Irrevocable commitments under documentary credits	5,874	96	5,970	5,240		2,448

Loan commitments	190,826	58,199	249,025	248,773		171,735

Forward reverse repurchase agreements	40,403	0	40,403	40,403		40,403

Other commitments	2,621	2,264	4,885	4,885		347

Total other commitments	239,724	60,559	300,283	299,301		214,933

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments. For a detailed description of these commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

Note 20 Variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPE). SPEs typically qualify either as qualified special purpose entities (QSPE) according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140) or variable interest entities (VIE) according to FIN 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)). At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification. For a detailed description of QSPEs and VIEs, refer to Note 32 – Transfers and servicing of financial assets in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2007.

As a normal part of its business, the Group engages in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: CDOs, commercial paper (CP) conduits and financial intermediation. The Group consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Group, unrelated third parties or clients.

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any beneficial interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact our results of operations.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The Group’s maximum exposure to loss is different from the carrying value of the VIEs assets. This maximum loss exposure consists of the carrying value of the Group’s interests held as trading assets, derivatives or loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect our risk management activities, including effects from financial instruments that the Group may utilize to hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Consolidated and non-consolidated VIEs

		end of	% change

	3Q08	4Q07

Consolidated VIEs (CHF million)

CDO	5,349	6,672	(20)

CP conduit	0	1	(100)

Financial intermediation	15,819	17,404	(9)

Total assets of consolidated VIEs	21,168	24,077	(12)

Non-consolidated VIEs (CHF million)

CDO	12,684	16,360	(22)

CP conduit	11,139	12,642	(12)

Financial intermediation	107,331	99,244	8

Total assets of non-consolidated VIEs	131,154	128,246	2

Total maximum exposure to loss of non-consolidated VIEs (CHF million)

CDO	3,794	2,453	55

CP conduit	13,876	17,347	(20)

Financial intermediation	29,148	20,512	42

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs that issue CDOs.

In connection with its CDO activities, the Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
The Group has consolidated all CDO VIEs for which it is the primary beneficiary, resulting in the inclusion by the Group of approximately CHF 5.3 billion and CHF 6.7 billion of assets and liabilities of these VIEs in the consolidated balance sheets as of September 30, 2008 and December 31, 2007, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral and third-party creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. We believe the Group’s maximum loss exposure is generally equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 3.8 billion and CHF 2.5 billion as of September 30, 2008 and December 31, 2007.

The Group’s maximum exposure to loss does not include any effects from financial instruments used to hedge the risks of the VIEs. The economic risks associated with CDO VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one CP conduit, Alpine Securitization Corp., a client-focused multi-seller conduit vehicle (Alpine). The Group does not have any ownership interest in Alpine.

The overall average maturity of the conduit’s outstanding CP was approximately 12 days as of September 30, 2008. Alpine’s commercial paper has the highest short-term ratings from the major independent external rating agencies. The majority of Alpine’s assets are highly rated loans or receivables in the consumer sector and money markets, including auto loans or leases, credit card receivables and student loans. Those assets had a weighted average rating of AA, based on the lowest of each asset’s external or internal rating, and a weighted average maturity of 1.65 years as of September 30, 2008. The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement.

As of September 30, 2008, the Group’s maximum loss exposure to this non-consolidated CP conduit was CHF 13.9 billion, which consisted of CHF 11.0 billion of funded assets and the CP conduit’s commitments to purchase CHF 2.9 billion of additional assets. As of December 31, 2007, the Group’s maximum loss exposure was CHF 17.4 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. If Alpine’s assets were consolidated as of September 30, 2008, we estimate that the valuation reductions of these assets would not have been material to our results of operations. The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group has consolidated all VIEs related to financial intermediation for which it is the primary beneficiary, resulting in the inclusion by the Group of approximately CHF 15.8 billion and CHF 17.4 billion of assets and liabilities of these VIEs in the consolidated balance sheets as of September 30, 2008 and December 31, 2007, respectively. Approximately 58% of the total assets relate to investment structures which the Group sponsors, manages and distributes.

The Group’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 29.1 billion and CHF 20.5 billion as of September 30, 2008 and December 31, 2007, respectively. This exposure consists of the carrying value of the Group’s interests held as trading assets, derivatives or loans and the notional amount of guarantees to VIEs, not the total assets of the VIEs. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, collateral arrangements and the risk of loss that is retained by investors. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation is broadly grouped into the following categories: lending arrangements, certain securitizations and investment structures.
The Group’s lending arrangements are not consolidated by the Group as the clients are the sponsors of the VIEs and are deemed the primary beneficiaries. These structures are established to purchase, lease or otherwise finance and manage clients’ assets. The maximum exposure to loss is equivalent to the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The Group acts as underwriter and market maker, liquidity provider, derivative counterparty or provider of credit enhancements to VIEs related to certain securitization transactions. In addition, the Group has exposure to third-party securitization VIEs as a result of the securities purchased from our money market funds in the second half of 2007 and the first quarter of 2008. The Group’s maximum loss exposure is generally equal to the carrying value of the retained interests and derivative positions, if any, plus the exposure arising from any credit enhancements provided by us. The Group’s maximum exposure to loss does not include any effects from financial instruments used to hedge the risks of the VIEs.

The Group may have various relationships with investment structures which the Group sponsors, manages and distributes, including in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker or as prime broker. The maximum exposure to loss consists of the fair value of instruments issued by such structures, which are held by the Group as a result of underwriting or market-making activities, the fair value of any derivative exposure resulting from prime brokerage activities and our exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk. In addition, certain structures are designed to include redemption mechanisms which allow investors to redeem their participating interests in the respective VIEs within the agreed redemption periods. The Group’s maximum exposure to loss does not include any effects from financial instruments used to hedge the risk of the VIEs.

Note 21 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and certain listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high-yield debt securities, distressed debt securities, certain OTC derivatives, certain CDOs, certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS 133. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows in SFAS 157:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

For further information on the fair value of financial instruments and an overview of the Group’s valuation techniques applied to financial instruments, refer to Note 33 – Financial instruments in V – Consolidated financial instruments – Credit Suisse Group in the Credit Suisse Group Annual Report 2007.

Assets and liabilities measured at fair value on a recurring basis

end of 3Q08	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,815	0	0		183,815

Securities received as collateral	41,036	2,801	0	0		43,837

Trading assets	205,720	684,431	58,577	(505,464)		443,264

Investment securities	12,107	848	0	0		12,955

Other investments	607	7,248	20,858	0		28,713

Loans	0	19,988	16,206	0		36,194

Other intangible assets	0	0	119	0		119

Other assets	5,074	21,246	18,173	(189)		44,304

Total assets at fair value	264,544	920,377	113,933	(505,653)		793,201

Liabilities (CHF million)

Due to banks	0	3,552	20	0		3,572

Customer deposits	0	3,523	0	0		3,523

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	184,814	0	0		184,814

Obligations to return securities received as collateral	41,036	2,801	0	0		43,837

Trading liabilities	99,532	562,182	20,800	(495,243)		187,271

Short-term borrowings	0	3,829	548	0		4,377

Long-term debt	0	69,623	29,748	0		99,371

Other liabilities	0	26,051	1,598	(76)		27,573

Total liabilities at fair value	140,568	856,375	52,714	(495,319)		554,338

Net assets/liabilities at fair value	123,976	64,002	61,219	(10,334)	[2]	238,863

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 In accordance with the provisions of FSP FIN 39-1, the Group offset cash collateral receivables and payables of CHF 26.1 billion and CHF 15.8 billion, respectively, as of the end of 9M08 against the derivative positions. The Group adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008.

Assets and liabilities measured at fair value on a recurring basis

end of 4Q07	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,719	0	0		183,719

Securities received as collateral	25,488	2,826	0	0		28,314

Trading assets	252,055	565,607	60,621	(346,200)		532,083

Investment securities	14,451	992	10	0		15,453

Other investments	565	6,893	17,737	0		25,195

Loans	0	25,409	5,638	0		31,047

Other intangible assets	0	0	179	0		179

Other assets	4,092	37,248	8,080	(94)		49,326

Total assets at fair value	296,651	822,694	92,265	(346,294)		865,316

Liabilities (CHF million)

Due to banks	0	6,041	6	0		6,047

Customer deposits	0	6,134	0	0		6,134

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	140,424	0	0		140,424

Obligations to return securities received as collateral	25,488	2,826	0	0		28,314

Trading liabilities	111,776	416,688	19,597	(346,252)		201,809

Short-term borrowings	0	7,426	694	0		8,120

Long-term debt	0	80,061	31,232	0		111,293

Other liabilities	0	24,102	173	(42)		24,233

Total liabilities at fair value	137,264	683,702	51,702	(346,294)		526,374

Net assets/liabilities at fair value	159,387	138,992	40,563	0		338,942

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis for level 3

9M08	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	5,631	17,737	49,569		72,937

Net realized/unrealized gains/(losses) included in net revenues	5,647	559	(13,248)		(7,042)

Purchases, sales, issuances and settlements	(1,942)	2,575	1,872		2,505

Transfers in and/or out of level 3	(4,197)	(13)	29,627		25,417

Balance at end of period	5,139	20,858	67,820	[1]	93,817

Liabilities (CHF million)

Balance at beginning of period	–	–	32,374		32,374

Net realized/unrealized (gains)/losses included in net revenues	–	–	(5,556)		(5,556)

Purchases, sales, issuances and settlements	–	–	658		658

Transfers in and/or out of level 3	–	–	5,122		5,122

Balance at end of period	–	–	32,598	[2]	32,598

Net	5,139	20,858	35,222		61,219

Total realized/unrealized gains/(losses) included in net revenues	5,647	559	(7,692)		(1,486)

1 Includes primarily RMBS, CDO, CMBS and certain corporate, syndicated and leveraged lending. 2 Includes primarily structured notes.

Assets and liabilities measured at fair value on a recurring basis for level 3

9M07	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	189	14,953	10,712		25,854

Net realized/unrealized gains/(losses) included in net revenues	5,301	2,317	(2,504)		5,114

Purchases, sales, issuances and settlements	2,615	(1,466)	23,398		24,547

Transfers in and/or out of level 3	(1,795)	(89)	10,512		8,628

Balance at end of period	6,310	15,715	42,118	[1]	64,143

Liabilities (CHF million)

Balance at beginning of period	–	–	27,939		27,939

Net realized/unrealized (gains)/losses included in net revenues	–	–	(1,248)		(1,248)

Purchases, sales, issuances and settlements	–	–	15,033		15,033

Transfers in and/or out of level 3	–	–	(7,758)		(7,758)

Balance at end of period	–	–	33,966	[2]	33,966

Net	6,310	15,715	8,152		30,177

Total realized/unrealized gains/(losses) included in net revenues	5,301	2,317	(1,256)		6,362

1 Includes primarily CMBS, RMBS and CDO. 2 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

			9M08			9M07

in	Trading revenues	Other revenues	Total revenues	Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(2,062)	576	(1,486)	3,458	2,904	6,362

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	1,853	(251)	1,602	2,916	903	3,819

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of September 30, 2008 and December 31, 2007, CHF 3.7 billion and CHF 6.3 billion, respectively, of loans have been recorded at fair value, of which CHF 1.2 billion and CHF 5.7 billion, respectively, were classified as level 2 and CHF 2.5 billion and CHF 0.6 billion, respectively, were classified as level 3.

Fair value option
Upon adoption of SFAS 159, the Group elected fair value for certain of its financial statement captions. The following represents a change to the Group’s fair value elections beginning in 1Q08.
Long-term debt
The Group’s long-term debt includes debt issuances managed by its Global Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. Upon adoption of SFAS 159, the Group availed itself of the simplification objective of the fair value option and elected fair value for this fixed-rate debt in order to achieve a similar financial reporting outcome as that achieved under hedge accounting per the guidance of SFAS 133. Given the significant volatility due to changes in the Group’s credit spreads, the Group did not elect to apply the fair value option to fixed-rate debt issued by the Group in 1Q08 or subsequent and instead will apply hedge accounting.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

			3Q08			4Q07

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans (90 days or more past due)	216	302	(86)	0	0	0

Non-accrual loans	592	1,048	(456)	232	459	(227)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,815	183,363	452	183,719	183,303	416

Loans	36,194	37,949	(1,755)	31,047	31,517	(470)

Other assets	29,063	34,827	(5,764)	33,936	35,420	(1,484)

Due to banks and customer deposits	(1,515)	(1,556)	41	(5,902)	(5,895)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(184,814)	(184,813)	(1)	(140,424)	(140,436)	12

Short-term borrowings	(4,377)	(4,900)	523	(8,120)	(8,409)	289

Long-term debt	(99,371)	(113,761)	14,390	(111,293)	(111,595)	302

Other liabilities	(4,994)	(5,058)	64	(3,648)	(3,646)	(2)

Gains and losses on financial instruments

	9M08		9M07

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	8,750	[1]	11,044	[1]

Trading loans	9	[2]	155	[1]

of which related to credit risk	0		13

Other investments	(227)	[3]	125	[2]

Loans	(994)	[2]	984	[1]

of which related to credit risk	(1,322)		(215)

Other assets	(4,186)	[2]	909	[1]

of which related to credit risk	(5,810)		(511)

Due to banks and customer deposits	(57)	[1]	(194)	[1]

of which related to credit risk	28		9

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,262)	[1]	(9,100)	[1]

Short-term borrowings	161	[2]	(89)	[1]

Long-term debt	9,486	[2]	(3,971)	[2]

of which related to credit risk	2,938		663

Other liabilities	(1,292)	[2]	(668)	[2]

of which related to credit risk	(1,075)		(668)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues.

Note 22 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of income

in 3Q08	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	4,620	6,994		11,614	102	149		11,865

Interest expense	(3,680)	(6,192)		(9,872)	(101)	39		(9,934)

Net interest income	940	802		1,742	1	188		1,931

Commissions and fees	896	2,558		3,454	4	290		3,748

Trading revenues	(1,105)	(1,368)		(2,473)	1	205		(2,267)

Other revenues	(403)	(170)		(573)	(1,221)	1,152		(642)

Net revenues	328	1,822		2,150	(1,215)	1,835		2,770

Provision for credit losses	4	122		126	0	5		131

Compensation and benefits	738	2,121		2,859	26	95		2,980

General and administrative expenses	605	1,334		1,939	12	(2)		1,949

Commission expenses	87	434		521	0	47		568

Total other operating expenses	692	1,768		2,460	12	45		2,517

Total operating expenses	1,430	3,889		5,319	38	140		5,497

Income/(loss) before taxes and minority interests	(1,106)	(2,189)		(3,295)	(1,253)	1,690		(2,858)

Income tax expense/(benefit)	(295)	(1,089)		(1,384)	8	115		(1,261)

Minority interests	(383)	(73)		(456)	0	120		(336)

Net income/(loss)	(428)	(1,027)		(1,455)	(1,261)	1,455		(1,261)

in 3Q07

Condensed consolidating statements of income (CHF million)

Interest and dividend income	7,454	8,356		15,810	151	69		16,030

Interest expense	(7,032)	(7,020)		(14,052)	(144)	125		(14,071)

Net interest income	422	1,336		1,758	7	194		1,959

Commissions and fees	830	3,055		3,885	6	340		4,231

Trading revenues	(478)	125		(353)	(1)	196		(158)

Other revenues	760	19		779	1,285	(1,254)		810

Net revenues	1,534	4,535		6,069	1,297	(524)		6,842

Provision for credit losses	0	4		4	0	0		4

Compensation and benefits	510	1,698		2,208	52	132		2,392

General and administrative expenses	388	1,378		1,766	(59)	36		1,743

Commission expenses	115	497		612	2	53		667

Total other operating expenses	503	1,875		2,378	(57)	89		2,410

Total operating expenses	1,013	3,573		4,586	(5)	221		4,802

Income before taxes and minority interests	521	958		1,479	1,302	(745)		2,036

Income tax expense/(benefit)	(175)	(206)		(381)	0	349		(32)

Minority interests	656	114		770	0	(4)		766

Net income	40	1,050		1,090	1,302	(1,090)		1,302

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of income

in 9M08	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	14,298	22,667		36,965	310	411		37,686

Interest expense	(11,873)	(19,741)		(31,614)	(314)	139		(31,789)

Net interest income	2,425	2,926		5,351	(4)	550		5,897

Commissions and fees	2,768	8,193		10,961	14	903		11,878

Trading revenues	(1,017)	(2,582)		(3,599)	0	455		(3,144)

Other revenues	278	(762)		(484)	(2,081)	1,936		(629)

Net revenues	4,454	7,775		12,229	(2,071)	3,844		14,002

Provision for credit losses	4	308		312	0	15		327

Compensation and benefits	2,978	6,963		9,941	80	299		10,320

General and administrative expenses	820	4,214		5,034	24	41		5,099

Commission expenses	243	1,408		1,651	1	150		1,802

Total other operating expenses	1,063	5,622		6,685	25	191		6,901

Total operating expenses	4,041	12,585		16,626	105	490		17,221

Income/(loss) before taxes and minority interests	409	(5,118)		(4,709)	(2,176)	3,339		(3,546)

Income tax expense/(benefit)	(11)	(1,676)		(1,687)	18	250		(1,419)

Minority interests	48	(463)		(415)	0	482		67

Net income/(loss)	372	(2,979)		(2,607)	(2,194)	2,607		(2,194)

in 9M07

Condensed consolidating statements of income (CHF million)

Interest and dividend income	21,247	25,374		46,621	354	366		47,341

Interest expense	(20,419)	(20,550)		(40,969)	(397)	322		(41,044)

Net interest income	828	4,824		5,652	(43)	688		6,297

Commissions and fees	3,890	9,503		13,393	17	1,040		14,450

Trading revenues	1,825	4,825		6,650	1	217		6,868

Other revenues	3,293	671		3,964	7,223	(7,303)		3,884

Net revenues	9,836	19,823		29,659	7,198	(5,358)		31,499

Provision for credit losses	0	32		32	0	5		37

Compensation and benefits	4,170	8,064		12,234	156	361		12,751

General and administrative expenses	1,049	3,915		4,964	(187)	117		4,894

Commission expenses	335	1,418		1,753	8	157		1,918

Total other operating expenses	1,384	5,333		6,717	(179)	274		6,812

Total operating expenses	5,554	13,397		18,951	(23)	635		19,563

Income before taxes and minority interests	4,282	6,394		10,676	7,221	(5,998)		11,899

Income tax expense	307	943		1,250	1	402		1,653

Minority interests	2,738	423		3,161	0	(135)		3,026

Net income	1,237	5,028		6,265	7,220	(6,265)		7,220

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 3Q08	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	8,626	37,019		45,645	2	949		46,596

Interest-bearing deposits with banks	41,864	(36,672)		5,192	0	(2,126)		3,066

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	231,240	103,813		335,053	0	421		335,474

Securities received as collateral	51,815	(7,619)		44,196	0	(359)		43,837

Trading assets	160,831	281,466		442,297	0	967		443,264

Investment securities	0	11,780		11,780	29	1,411		13,220

Other investments	20,459	13,265		33,724	39,558	(39,427)		33,855

Net loans	958	227,298		228,256	9,225	11,178		248,659

Premises and equipment	954	4,915		5,869	0	570		6,439

Goodwill	816	8,717		9,533	0	1,136		10,669

Other intangible assets	163	383		546	0	22		568

Other assets	75,988	130,894		206,882	269	801		207,952

Total assets	593,714	775,259		1,368,973	49,083	(24,457)		1,393,599

Liabilities and shareholders' equity (CHF million)

Due to banks	349	93,650		93,999	4,985	(22,138)		76,846

Customer deposits	0	281,131		281,131	0	31,462		312,593

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	227,816	66,659		294,475	0	(500)		293,975

Obligation to return securities received as collateral	51,815	(7,619)		44,196	0	(359)		43,837

Trading liabilities	56,984	129,709		186,693	0	578		187,271

Short-term borrowings	53,781	(43,803)		9,978	0	1,756		11,734

Long-term debt	38,053	125,004		163,057	4,801	(2,820)		165,038

Other liabilities	127,967	115,549		243,516	274	817		244,607

Minority interests	16,605	7,595		24,200	0	(5,525)		18,675

Total liabilities	573,370	767,875		1,341,245	10,060	3,271		1,354,576

Total shareholders' equity	20,344	7,384		27,728	39,023	(27,728)		39,023

Total liabilities and shareholders' equity	593,714	775,259		1,368,973	49,083	(24,457)		1,393,599

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q07	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,118	33,186		36,304	7	2,148		38,459

Interest-bearing deposits with banks	49,060	(44,534)		4,526	0	(767)		3,759

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	182,625	113,716		296,341	0	368		296,709

Securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading assets	161,718	368,407		530,125	0	1,958		532,083

Investment securities	0	14,515		14,515	29	1,187		15,731

Other investments	18,312	9,595		27,907	45,188	(44,975)		28,120

Net loans	909	220,661		221,570	9,440	9,524		240,534

Premises and equipment	839	4,751		5,590	0	559		6,149

Goodwill	806	8,940		9,746	0	1,136		10,882

Other intangible assets	224	197		421	0	23		444

Other assets	33,459	124,510		157,969	203	1,324		159,496

Total assets	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

Liabilities and shareholders' equity (CHF million)

Due to banks	62	106,917		106,979	5,978	(22,093)		90,864

Customer deposits	2	307,596		307,598	0	27,907		335,505

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	214,479	85,997		300,476	0	(95)		300,381

Obligation to return securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading liabilities	59,204	141,371		200,575	0	1,234		201,809

Short-term borrowings	49,915	(35,517)		14,398	0	4,992		19,390

Long-term debt	47,353	109,929		157,282	5,421	(2,546)		160,157

Other liabilities	46,316	116,037		162,353	269	1,799		164,421

Minority interests	15,267	8,752		24,019	0	(7,379)		16,640

Total liabilities	461,792	840,616		1,302,408	11,668	3,405		1,317,481

Total shareholders' equity	18,472	12,862		31,334	43,199	(31,334)		43,199

Total liabilities and shareholders' equity	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

1 Includes eliminations and consolidation adjustments.

Note 23 Litigation
In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group has litigation reserves for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation of CHF 0.5 billion (USD 0.4 billion) as of September 30, 2008, after deductions for settlements. In the third quarter of 2008, the Group released CHF 73 million of the reserve for these private litigation matters due to recent developments.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. In respect of each of the matters described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
VI – Investor information
Investor information

Investor information
Share data

				in / end of

	9M08	2007	2006	2005

Share price (common shares, CHF)

Average	52.80	83.02	73.13	54.19

Minimum	39.72	61.90	62.70	46.85

Maximum	66.95	95.45	85.35	68.50

End of period	49.90	68.10	85.25	67.00

Share price (American Depository Shares, USD)

Average	50.15	68.97	58.46	43.40

Minimum	39.12	55.93	50.07	38.75

Maximum	59.76	79.03	70.00	52.91

End of period	48.28	60.10	69.85	50.95

Market capitalization

Market capitalization (CHF million)	56,596	76,024	99,949	81,847

Market capitalization (USD million)	54,759	67,093	81,894	62,241

Dividend per share (CHF)

Dividend per share paid	–	2.50	2.24	2.00

Par value reduction	–	–	0.46	–

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	–	A-1	F1+

Long-term	Aa2	A+	AA-

Outlook	Stable	Negative	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1+	F1+

Long-term	Aa1	AA-	AA-

Outlook	Stable	Negative	Stable

Financial calendar and information sources

Financial calendar

Fourth quarter / full year 2008 results	Wednesday, February 11, 2009

Annual General Meeting	Friday, April 24, 2009

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

				in / end of			% change

	3Q08	2Q08	4Q07	3Q07	QoQ	Ytd	YoY

Average rate

1 USD / 1 CHF	1.07	1.02	1.15	1.20	5	(7)	(11)

1 EUR / 1 CHF	1.61	1.60	1.66	1.65	1	(3)	(2)

1 GBP / 1 CHF	2.03	2.03	2.34	2.43	0	(13)	(16)

100 JPY / 1 CHF	1.00	0.99	1.01	1.02	1	(1)	(2)

Closing rate

1 USD / 1 CHF	1.12	1.02	1.13	1.17	10	(1)	(4)

1 EUR / 1 CHF	1.57	1.60	1.66	1.66	(2)	(5)	(5)

1 GBP / 1 CHF	2.00	2.03	2.25	2.38	(1)	(11)	(16)

100 JPY / 1 CHF	1.06	0.96	1.00	1.02	10	6	4

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2008 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

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For a detailed presentation of Credit Suisse Group’s financial statements 2007, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, please refer to the Annual Report 2007. For a summary of our performance during the business year and a close look at innovation through examples from various areas of the bank, refer to our Business Review 2007. For information on how the Bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2007.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520144 English